   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 10, 1997
                                                       REGISTRATION NO. 333-

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------
                    NUTRACEUTICAL INTERNATIONAL CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                --------------
      DELAWARE                    87-0515089                 2833
                               (I.R.S. EMPLOYER  (PRIMARY STANDARD INDUSTRIAL
   (STATE OR OTHER            IDENTIFICATION NO.)CLASSIFICATION CODE NUMBER)
   JURISDICTION OF
  INCORPORATION OR
    ORGANIZATION)

                       1400 KEARNS BOULEVARD, 2ND FLOOR
                             PARK CITY, UTAH 84060
                            TELEPHONE: 435-655-6000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------

                            STANLEY E. SOPER, ESQ.
                         VICE PRESIDENT LEGAL AFFAIRS
                    NUTRACEUTICAL INTERNATIONAL CORPORATION
                       1400 KEARNS BOULEVARD, 2ND FLOOR
                             PARK CITY, UTAH 84060
                            TELEPHONE: 435-655-6000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
       MARK B. TRESNOWSKI, ESQ.               EMANUEL S. CHERNEY, ESQ.
           KIRKLAND & ELLIS                KAYE, SCHOLER, FIERMAN, HAYS &
        200 EAST RANDOLPH DRIVE                     HANDLER, LLP
        CHICAGO, ILLINOIS 60601                    425 PARK AVENUE
        TELEPHONE: 312-861-2000             NEW YORK, NEW YORK 10022-3598
                                               TELEPHONE: 212-863-8000

                                --------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                           PROPOSED
                                           MAXIMUM
     TITLE OF EACH CLASS OF               AGGREGATE                AMOUNT OF
   SECURITIES TO BE REGISTERED        OFFERING PRICE(1)         REGISTRATION FEE
--------------------------------------------------------------------------------
Common Stock, par value $0.01 per
 share..........................         $57,500,000               $16,962.50
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

                                --------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

                 SUBJECT TO COMPLETION, DATED DECEMBER 10, 1997
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS
     , 1998

                                       SHARES

                    NUTRACEUTICAL INTERNATIONAL CORPORATION

                                  COMMON STOCK

  Of the     shares of Common Stock, par value $.01 per share ("Common Stock"), of Nutraceutical International Corporation ("Nutraceutical" or the "Company")
offered hereby (the "Offering"),     shares are being offered by Nutraceutical
and     shares are being offered by certain stockholders (the "Selling
Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Stockholders.

  Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be
between $    and $    per share. For a discussion relating to the factors to be
considered in determining the initial public offering price, see
"Underwriting."

  Approximately     shares of Common Stock, or approximately 5.0% of the shares offered hereby, have been reserved for sale to certain employees, customers, independent sales representatives and affiliates of the Company. The price per share of Common Stock to be sold to these persons is equal to the initial public offering price. See "Underwriting."

  Application will be made for inclusion of the Common Stock on the Nasdaq National Market under the symbol "NUTR," subject to official notice of issuance.

  SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                                   PRICE   UNDERWRITING   PROCEEDS    PROCEEDS TO
                                   TO THE DISCOUNTS AND    TO THE     THE SELLING
                                   PUBLIC COMMISSIONS(1) COMPANY(2) STOCKHOLDERS(3)
-----------------------------------------------------------------------------------
Per Share........................   $          $            $             $
Total(3).........................  $          $            $             $

--------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the Underwriters.

(2) Before deducting estimated expenses of $    which will be paid by the
    Company.

(3) The Selling Stockholders have granted the Underwriters options, exercisable within 30 days after the date of this Prospectus, to purchase up to an
    additional     shares of Common Stock solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public,
    Underwriting Discount and Proceeds to Selling Stockholders will be $   ,
    $    and $    , respectively. See "Underwriting."

  The shares of Common Stock are offered by the several Underwriters, when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New
York, New York on or about      , 1998.

DONALDSON, LUFKIN & JENRETTE                                SALOMON SMITH BARNEY
     SECURITIES CORPORATION

           [PHOTOGRAPH DEPICTING CERTAIN OF THE COMPANY'S PRODUCTS]



  Beefense(TM), Beyond Garlic(TM), CranActin(R), KAL(R), Multidophilus(TM), NaturalMax(TM), Peaceful Planet(TM), Premier One(R), Raw Energy(R), Solar Green(R), Solaray(TM), Spectro(TM), Super Diet Max(R), Thin-Thin(TM) and VegLife(TM) are trademarks of the Company.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise noted or where the context otherwise requires, all information herein
(i) assumes the Underwriters' over-allotment option is not exercised and (ii) reflects the reclassification of all classes of the Company's capital stock
into Common Stock and a   -for-one Common Stock split to be effected
immediately after such reclassification (the "Reclassification"). References to the "Company" and "Nutraceutical" refer to Nutraceutical International Corporation and its direct and indirect subsidiaries unless otherwise stated or the context otherwise requires. References to fiscal years refer to the Company's fiscal year ended September 30 of the year indicated.

                                  THE COMPANY

  Nutraceutical is one of the nation's largest manufacturers and marketers of quality branded nutritional supplements sold to health food stores. The Company sells its branded products under the widely recognized Solaray, KAL, NaturalMax, VegLife, Premier One and Solar Green brand names directly and exclusively to health food stores in the United States and internationally primarily to distributors and retailers. In addition to branded products, the Company manufactures premium bulk formulations for sale to other manufacturers and marketers in the nutritional supplement industry. Since its formation in 1993, the Company has achieved rapid growth, both internally and through acquisitions, with net sales increasing at a 47.8% compound annual rate, from $20.5 million in fiscal 1993 to $98.1 million in fiscal 1997. During this period, EBITDA (as defined herein) increased at a compound annual rate of 72.9%, from $2.2 million to $19.6 million.

  The Company's strategy of selling its branded products directly and exclusively to the approximately 9,700 health food stores in the United States (the "Healthy Foods Channel") has enabled it to benefit from the rapid growth of the Healthy Foods Channel. The Company believes that it is among the largest suppliers of nutritional supplements to the Healthy Foods Channel that develops, manufactures, markets and directly distributes a majority of its own products. The Company offers one of the broadest branded product lines in the industry with approximately 800 products and 1,400 stock keeping units ("SKUs"), including approximately 200 SKUs exclusively sold internationally. None of the Company's products represented more than 2% of fiscal 1997 net sales. The Company markets its branded products through the industry's largest sales force dedicated to the Healthy Foods Channel. The Company seeks to be the market leader in the development of new and innovative products, introducing 172 new SKUs (including 147 new formulations) in fiscal 1997. The Company manufactured over 90% of its products in fiscal 1997 and believes that the quality of its products is among the highest in the industry.

  The total U.S. retail market for nutritional supplements (the "VMS Market") is highly fragmented and rapidly growing, generating $6.5 billion in 1996 sales, as compared to $5.0 billion in 1994. The Company believes that this rapid growth is due to a number of factors, including (i) increased interest in healthier lifestyles, (ii) the publication of research findings supporting the positive health effects of certain nutritional supplements and (iii) the aging of the "Baby Boom" generation combined with the tendency of consumers to purchase more nutritional supplements as they age.

  The Healthy Foods Channel consists of approximately 9,700 retailers including
(i) independent health food stores, (ii) health food stores affiliated with local, regional and national health food chains (including healthy food supermarket chains, such as Whole Foods Market and Wild Oats Markets) and (iii) General Nutrition Center ("GNC") stores. The Company believes that the Healthy Foods Channel will continue to experience strong growth based on the continued expansion of independent health food stores and local, regional and national health food chains in response to strong demand from consumers who desire product education, service and high quality natural ingredients. The Company believes there are significant differences between mass market retailers (such as drugstores, warehouse clubs and supermarkets), which typically offer a limited selection of discounted and lower potency items, and the Healthy Foods Channel, where natural ingredients, quality, potency, selection and customer support are more important. The Company benefits from substantially greater customer diversification than most of its larger competitors, with no single customer representing more than 5.5% of fiscal 1997 net sales.

  The Company believes it is well positioned to capitalize on the growth of the VMS Market and the Healthy Foods Channel. According to a January 1997 published market report (the "Packaged Facts Report") prepared by Packaged Facts, Inc., an independent research firm:

  . The VMS Market grew at a 14.2% compound annual rate from 1994 to 1996 and is projected to grow at a 13.6% compound annual rate from 1996 to 2001, to $12.3 billion;

  . The Healthy Foods Channel generated $2.5 billion of retail sales in 1996, or 38.2% of the total VMS Market, representing the largest single channel;

  . The Healthy Foods Channel has been growing faster than the total VMS Market, achieving a 16.7% compound annual growth rate from 1994 to 1996; and

  . Sales of supplements (as defined in the Packaged Facts Report) in the VMS Market grew at a 35.6% compound annual rate from 1994 to 1996 and are expected to grow at a 25.0% compound annual rate from 1996 to 2001. Sales of supplements, the fastest growing segment of the VMS Market, represented 61.7% of the Company's fiscal 1997 net sales of branded products, as compared to 35.2% of the total VMS Market.

  The Company was formed in 1993 by senior management and Bain Capital, Inc. ("Bain Capital") to effect a consolidation strategy in the highly fragmented vitamin, mineral, herbal and other nutritional supplements industry (the "VMS Industry"), which consists of over 400 manufacturers and marketers domestically. Since its formation, the Company has successfully completed four acquisitions, including Solaray, Premier One, KAL and Monarch (each as defined herein). As a result of these acquisitions and internal growth, the Company has achieved rapid growth in net sales and operating income. Management believes that the Company is well positioned to continue to capitalize on the consolidation occurring in the VMS Industry. To increase the Company's operating efficiency and provide capacity for additional expansion, the Company is in the process of negotiating a lease for a 250,000 square foot facility into which the Company intends to consolidate seven of its current facilities.

BUSINESS STRATEGY

  The Company's strategy is to enhance its position as a leader in supplying quality branded products to the Healthy Foods Channel while continuing to generate rapid growth in sales and profitability. Unlike many of its competitors, the Company has chosen to focus exclusively on the Healthy Foods Channel. Specifically, the Company seeks to:

  . INCREASE MARKET SHARE IN THE RAPIDLY GROWING HEALTHY FOODS CHANNEL. The Company's strategy is to increase its share in the rapidly growing Healthy Foods Channel by (i) continuing to emphasize exclusive sales of its existing branded products to the Healthy Foods Channel, (ii) utilizing multiple brands and (iii) expanding its salesforce and its geographic coverage:

    --Exclusivity to the Healthy Foods Channel. The Company believes that retailers in the Healthy Foods Channel favor brands that are sold exclusively to the Healthy Foods Channel (i.e., that are not available through mass marketers) and that, as a result, retailers will continue to allocate additional shelf space to the Company's products.

    --Multiple Brand Strategy. The Company currently markets its products through a multiple brand strategy that the Company believes has been successful in encouraging retailers to allocate additional shelf space to the Company's brands. The Company intends to continue expanding its brands by extending existing product lines and developing new product lines. See "Business--Products."

    --Largest Sales Force Targeting the Healthy Foods Channel. The Company markets its products through a substantially larger direct sales force dedicated to the Healthy Foods Channel than that of any competitor. The Company currently anticipates adding additional individuals to its sales force to increase its sales efforts in certain highly populated areas that are currently underpenetrated by the Company. In particular, the Company seeks to increase its presence in the Northeast and Mid-Atlantic states including such markets as New York City, Long Island, Boston, Philadelphia and Washington D.C. In 1997, the Company implemented a new payment structure for its sales force that provides additional incentives for sales growth.

  . CONTINUE TO MAKE STRATEGIC ACQUISITIONS. The Company was founded in 1993 to effect a consolidation strategy in the fragmented VMS Industry. The Company plans to continue to capitalize on the significant opportunities for consolidation available in the VMS Industry. To date, the Company has successfully completed four acquisitions and will seek additional acquisitions that serve to expand the Company's brand names, broaden its product offerings or facilitate entry into complementary distribution channels.

  . CONTINUE TO DEVELOP NEW PRODUCTS AND PRODUCT EXTENSIONS. The Company is a market leader in the development of new and innovative products. During fiscal 1997, the Company introduced 147 new formulations of branded products compared to 96 in fiscal 1996. Branded products introduced in 1996 and 1997 represented 16.8% of fiscal 1997 net sales of branded products. The Company plans to continue developing new products as a significant element of its future growth.

  . CAPITALIZE ON STRONG INTERNATIONAL GROWTH. The Company believes that international sales represent a significant growth opportunity. Currently, the Company markets its products in over 30 countries, principally through international distributors. Net sales by Au Naturel, Inc., the Company's international subsidiary, grew 21.4% from 1996 to 1997 and represented 6.5% of the Company's fiscal 1997 net sales. The Company plans to continue to aggressively pursue international sales by adding additional salespeople, expanding its distribution and retailer network in high growth regions and continuing its efforts to register products and trademarks in attractive foreign markets.

  The principal executive offices of the Company are located at 1400 Kearns Boulevard, 2nd Floor, Park City, Utah 84060 and its telephone number is (435) 655-6000.

                                  THE OFFERING

Common Stock Offered by
 the Company.............           shares
Common Stock Offered by
 the Selling Stockhold-
 ers.....................           shares
Total....................           shares
Common Stock To Be Out-
 standing After the Of-
 fering (1)..............           shares
Use of Proceeds.......... The net proceeds to be received by the Company from the Offering, estimated to be approximately $21.9
                          million (assuming an initial public offering price
                          of $   per share, the midpoint of the estimated
                          price range of the Offering), together with
                          borrowings under the New Credit Agreement (as
                          defined below) and available cash resources of the
                          Company, will be used to repay the outstanding
                          indebtedness under the Existing Credit Agreement (as
                          defined below). The Company will not receive any
                          proceeds from the sale of shares by the Selling
                          Stockholders. See "Use of Proceeds."
Proposed Nasdaq National
 Market Symbol........... "NUTR"

--------------------

(1) Excludes      shares reserved for issuance upon the exercise of options
    granted pursuant to the Company's 1995 Stock Plan (as defined below) and shares reserved for issuance upon the exercise of outstanding warrants and
    options. Also excludes    shares and    shares which, prior to the
    consummation of the Offering, will be reserved for issuance under the Company's Stock Incentive Plans and Employee Stock Purchase Plan (each as defined below), respectively. See "Management--Stock Plans." The number of shares to be outstanding after the Offering is subject to change. See "Reclassification."

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  Set forth below are summary historical and pro forma consolidated financial data of the Company and of Solaray, Inc. ("Solaray" or the "Predecessor") for the periods and dates indicated. The summary historical consolidated financial data for the year ended September 30, 1993 were derived from the audited financial statements of the Predecessor. The summary historical consolidated financial data for the year ended September 30, 1994 were determined by combining information derived from the unaudited financial statements of the Predecessor for the period from October 1, 1993 through October 27, 1993 with information derived from the audited financial statements of the Company for the year ended September 30, 1994. The summary historical consolidated financial data as of September 30, 1997 and for the years ended September 30, 1995, 1996 and 1997 were derived from the audited financial statements of the Company. Combined and pro forma data are not audited. The following summary historical and pro forma consolidated financial data should be read in conjunction with, and are qualified by reference to, "Unaudited Pro Forma Consolidated Financial Statements," "Selected Historical Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and accompanying notes thereto included elsewhere in this Prospectus.

                           PREDECESSOR   COMBINED(A)                COMPANY(B)
                          ------------- ------------- -------------------------------------------
                                                                                      PRO FORMA
                           YEAR ENDED    YEAR ENDED   YEAR ENDED SEPTEMBER 30,       YEAR ENDED
                          SEPTEMBER 30, SEPTEMBER 30, ----------------------------  SEPTEMBER 30,
                              1993          1994        1995       1996     1997       1997(C)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Net sales...............     $20,541      $ 28,095    $ 62,932    $83,923  $98,096     $98,096
Gross profit............       9,439        13,673      27,047     38,824   45,819      45,819
Selling, general and
 administrative.........       7,486         8,961      21,409     27,608   29,179      28,879
Amortization of
 intangibles............         --            394       1,059      1,483    1,346       1,346
One-time payment to
 executive officer......         --            --          --         --     1,700       1,700(d)
Income from operations..       1,953         4,318       4,579      9,733   13,594      13,894(d)
Interest expense, net...         116         1,804       4,478      7,126    6,572       2,711
Net income..............       1,164         1,532          78(e)   1,551    4,248       6,766(d)
Net income per
 share(f)...............                                                   $           $      (d)
Weighted average shares
 outstanding(f).........
OTHER FINANCIAL DATA:
EBITDA(g)...............     $ 2,188      $  6,088    $ 11,831    $13,118  $19,563     $19,563
Capital expenditures
 (excluding
 acquisitions)..........         217           465       2,837      5,498    3,652       3,652
Cash flows provided by
 (used in):
 Operating activities...       1,286         2,152         (64)     4,559    9,363         (h)
 Investing activities...        (214)      (10,078)    (49,155)    (5,498)  (3,652)        (h)
 Financing activities...        (802)        8,173      49,645      2,600   (3,617)        (h)

                                                       AT SEPTEMBER 30, 1997
                                                       -------------------------
                                                       ACTUAL     AS ADJUSTED(I)
BALANCE SHEET DATA:
Cash and cash equivalents............................. $ 4,415       $   --
Working capital.......................................  15,616        20,723
Total assets..........................................  90,110        84,188
Total debt............................................  60,259(j)     36,219
Stockholders' equity..................................  16,354        34,472

--------------------
(a) The summary historical consolidated financial data for the year ended September 30, 1994 were determined by combining information derived from the unaudited financial statements of the Predecessor for the period from October 1, 1993 through October 27, 1993 with information derived from the audited financial statements of the Company for the year ended September 30, 1994 as presented in "Selected Historical Consolidated Financial Data." Such information was determined by adding the amount in each line item of the unaudited financial statements of the Predecessor to the respective amount in the corresponding line item of the audited financial statements of the Company. Such computations do not give effect to any pro forma adjustments that may be required to reflect pro forma consolidated financial data of the Company as if the acquisition of all the capital stock of the Predecessor by the Company (the "Solaray Acquisition") had been consummated on October 1, 1993. The Company's audited financial statements for the year ended September 30, 1994 primarily reflect operations from the date of the Solaray Acquistion. The Company's operations prior to such date were immaterial.
(b) The Company was formed in 1993 for the purpose of completing the Solaray Acquisition, which was consummated on October 28, 1993. In October 1994, the Company, through its wholly-owned subsidiary Premier One Products, Inc., a Delaware corporation ("Premier"), acquired substantially all the assets and assumed certain liabilities of Premier One Products, Inc., a Nebraska corporation ("Old Premier") (the "Premier Acquisition"). In January 1995, the Company, through its wholly-owned subsidiaries Makers of KAL, Inc., a Delaware corporation ("KAL"), and NaturalMax, Inc., a
    Delaware corporation ("NaturalMax"), acquired substantially all the assets and assumed certain liabilities of Makers of KAL, Inc., a California corporation ("Old KAL") (the "KAL/Max Acquisition"). In September 1995,
    the Company, through its wholly-owned subsidiary Monarch Nutritional Laboratories, Inc., a Delaware corporation ("Monarch"), acquired substantially all the assets and assumed certain liabilities of Monarch Nutritional Laboratories, a Utah corporation ("Old Monarch") (the "Monarch Acquisition"). The Solaray Acquisition was accounted for as a purchase, resulting in a new accounting basis for the Predecessor's assets. As a result, financial information for the periods prior to October 28, 1993 is not directly comparable to information for subsequent periods.
(c) Gives effect to (i) the Reclassification, (ii) the consummation of the
    Offering (assuming an initial public offering price of $    per share, the
    midpoint of the estimated price range of the Offering) and the application of the estimated net proceeds therefrom, together with borrowings under a new senior credit agreement, which the Company anticipates executing in connection with the Offering (the "New Credit Agreement"), and available cash resources to repay indebtedness, as described under "Use of
    Proceeds," and (iii) the elimination of annual fees paid pursuant to the Restated Advisory Agreement (as defined below), as if each such event had occurred on October 1, 1996. See "Unaudited Pro Forma Financial Statements."
(d) Excluding the one-time payment to the Company's Chief Executive Officer, pro forma income from operations, pro forma net income and pro forma net income per share would have been $15,594, $7,795 and $ , respectively.
    See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(e) Net income (as presented) for the year ended September 30, 1995 excludes an extraordinary loss on early extinguishment of debt of $478, net of tax benefit. Actual net loss for the year ended September 30, 1995 was $400.
(f) For the year-ended September 30, 1997, gives effect to the Reclassification. Historical earnings per common share amounts are not presented as they are not considered to be meaningful. Net income per share was determined by dividing the net income by the weighted average number of common and common stock equivalent shares which the Company estimates will be outstanding after giving effect to the Reclassification. Common stock equivalents consist of the Company's Common Stock issuable upon the exercise of stock options and warrants (using the treasury stock method). In addition, in accordance with the Securities and Exchange Commissions' Staff Accounting Bulletin No. 83, shares issued and stock options granted within one year of the Offering have been included in the calculation of weighted average shares outstanding as if they were outstanding from inception of the Company (using the treasury stock method and an assumed initial public offering price for the shares sold in the
    Offering of $    per share).
(g) "EBITDA" is defined herein as net income (as presented) plus provision for income taxes, net interest expense, depreciation and amortization and other non-recurring items. Management believes that EBITDA, as presented, represents a useful measure of assessing the performance of the Company's ongoing operating activities as it reflects the earnings trends of the Company without the impact of the purchase accounting applied in connection with the Company's history of acquisitions, the financing required to consummate such transactions or other non-recurring items. Targets and positive trends in EBITDA are used as the performance measure for determining management's bonus compensation and are also used by the Company's creditors in assessing debt covenant compliance. The Company understands that while EBITDA is frequently used by securities analysts in the evaluation of nutritional supplement companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. EBITDA is not intended as an alternative to cash flow from operating activities as a measure of liquidity or as an alternative to net income as an indicator of the Company's operating performance or any other measure of performance in accordance with generally accepted accounting principles.

    The following table sets forth a reconciliation of net income (as presented) to EBITDA for each period included herein:

                              PREDECESSOR    COMBINED                   COMPANY
                             ------------- ------------- -------------------------------------
                                                          YEAR ENDED SEPTEMBER     PRO FORMA
                              YEAR ENDED    YEAR ENDED             30,            YEAR ENDED
                             SEPTEMBER 30, SEPTEMBER 30, ----------------------- SEPTEMBER 30,
                                 1993          1994       1995    1996    1997       1997
    Net income (1).........     $1,164        $1,532     $    78 $ 1,551 $ 4,248    $ 6,766
    Provision for income
     taxes.................        673           982          23   1,056   2,774      4,417
    Interest expense, net
     (2)...................        116         1,804       4,478   7,126   6,572      2,711
    Depreciation and
     amortization (3)......        235         1,583       6,983   3,085   3,969      3,969
    Other non-recurring
     items (4).............        --            187         269     300     300        --
    One-time payment to
     executive officer.....        --            --          --      --    1,700      1,700
                                ------        ------     ------- ------- -------    -------
    EBITDA.................     $2,188        $6,088     $11,831 $13,118 $19,563    $19,563
                                ======        ======     ======= ======= =======    =======

    --------------------
    (1) Net income (as presented) for the year ended September 30, 1995 excludes an extraordinary loss on early extinguishment of debt of $478, net of tax benefit. Actual net loss for the year ended September 30, 1995 was $400.
    (2)Includes amortization of capitalized debt issuance costs.
    (3)Includes non-recurring amortization of inventory write up.
    (4) Represents management fees paid to Bain Capital and F.W. Gay & Sons pursuant to the Restated Advisory Agreement, which will be terminated in connection with the Offering. See "Certain Relationships and Related Transactions."

  (h) Because of the subjectivity inherent in the assumptions concerning the timing and nature of the uses of cash generated by the pro forma interest and other cost savings adjustments, cash flows from operating, investing and financing activities are not presented for the pro forma period.
  (i) Gives effect to (i) the consummation of the Offering (assuming an
      initial public offering price of $    per share, the midpoint of the
      price range of the Offering) and the application of the estimated net proceeds therefrom, together with borrowings under the New Credit Agreement and available cash resources, as described under "Use of Proceeds," and (ii) the termination of the Restated Advisory Agreement and the payment of fees for services performed in connection with the Offering, as if each such event had occurred on September 30, 1997. See "Unaudited Pro Forma Financial Statements."
  (j) Total debt is presented net of $2,560 of unamortized debt issuance discount.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, the following factors should be considered in evaluating an investment in the Common Stock offered hereby.

GOVERNMENT REGULATION

  The formulation, manufacturing, processing, packaging, labeling, advertising, distribution and sale of nutritional supplements such as those sold by the Company are subject to regulation by a number of federal, state and foreign agencies, principally, the Food and Drug Administration ("FDA") and the Federal Trade Commission ("FTC"). Among other matters, such regulation is concerned with health claims made with respect to a product that assert the healing or nutritional value of such product. Such agencies have a variety of remedies and processes available to them, including initiating investigations, issuing warning letters and cease and desist orders, requiring corrective labels or advertising, requiring consumer redress (for example, by requiring that a company offer to repurchase products previously sold to consumers), seeking injunctive relief or product seizure, imposing civil penalties, or commencing criminal prosecution. Federal and state agencies have in the past used these remedies in regulating participants in the nutritional supplements industry, including the imposition by federal agencies of civil penalties in the millions of dollars against a few industry participants. In addition, increased sales and publicity of nutritional supplements may result in increased regulatory scrutiny of the nutritional supplements industry. There can be no assurance that the regulatory environment in which the Company operates will not change or that such regulatory environment, or any specific action taken against the Company, will not result in a material adverse effect on the Company's business, financial condition or results of operations.

  The FDA is currently proposing to regulate the sale of nonprescription products containing ephedra, a natural product that contains a small percentage of ephedrine alkaloids, which are used in some prescription and over the counter stimulants and antihistamines. Less than 4% of the Company's fiscal 1997 net sales were derived from products that contain ephedra. Various state legislatures and agencies have also expressed concern, and in some cases have proposed or passed legislation or regulations, regarding ephedra-based products. The loss of sales of these products or a further limitation in the states and other jurisdictions where these products may be sold could have an adverse effect on the Company.

  The Company has received a notice that it may be a defendant along with a number of other participants in the VMS Industry in a threatened action by certain private litigants or the Attorney General of the State of California, which alleges that the sale in California of certain products containing fish and salmon oils may be in violation of a California law known as "Proposition 65" for failure to include required warning labels. Furthermore, in March 1993, the staff of the Cleveland Regional Office of the FTC began an investigation into advertising claims made by the seller in the KAL/Max Acquisition, and made a follow up inquiry to the Company in August 1995 concerning certain products and claims associated with the KAL and NaturalMax product lines. The Company has responded to the FTC and, to the Company's knowledge, the FTC has taken no further action. There can be no assurance that such proceedings or investigations or any future proceedings or investigations will not have a material adverse effect on the Company. See "Business-- Government Regulation."

PRODUCT LIABILITY; POTENTIAL ADVERSE PRODUCT PUBLICITY

  The Company, like any other retailer, distributor or manufacturer of products that are designed to be ingested, faces an inherent risk of exposure to product liability claims in the event that the use of its products results in injury. In the event that the Company does not have adequate insurance or contractual indemnification, product liability claims could have a material adverse effect on the Company. The Company is not currently a named defendant in any product liability lawsuit; however, Old KAL, Old Premier and Old Monarch, like other manufacturers and distributors of nutritional supplements, currently are or have been named as defendants in such lawsuits. The successful assertion or settlement of any uninsured claim, a significant number of insured claims, or a claim exceeding the Company's insurance coverage could have a material adverse effect on the Company.

  The Company is highly dependent upon consumers' perception of the safety and quality of its products as well as similar products distributed by other companies. Thus, the mere publication of reports asserting that such products may be harmful could have a material adverse effect on the Company, regardless of whether such reports are scientifically supported and regardless of whether the harmful effects would be present at the dosages recommended for such products.

LIMITED AVAILABILITY OF CONCLUSIVE CLINICAL STUDIES

  Although many of the ingredients in the Company's products are vitamins, minerals, herbs and other substances for which there is a long history of human consumption, some of the Company's products contain innovative ingredients or combinations of ingredients. Although the Company believes all of its products to be safe when taken as directed by the Company, there is little long-term experience with human consumption of certain of these innovative product ingredients or combinations thereof in concentrated form. Although the Company performs research and/or tests the formulation and production of its products, it has only sponsored limited clinical studies. See "--Product Liability; Potential Adverse Product Publicity."

COMPETITION

  The VMS Industry is highly competitive. The Company's principal competitors in the Healthy Foods Channel include a number of large nationally known manufacturers (such as Twinlab Corporation, Solgar Vitamin and Herb Company, Inc. and Nature's Way Products, Inc.) and many smaller manufacturers and marketers of nutritional supplements. Certain of the Company's principal competitors are larger than the Company, have greater access to capital and may be better able to withstand volatile market conditions. Moreover, because the VMS Industry generally has low barriers to entry, additional competitors could enter the market at any time. In that regard, although the VMS Industry to date has been characterized by many relatively small participants, there can be no assurance that national or international companies (which may include pharmaceutical companies or other suppliers to mass merchandisers) will not seek to enter or to increase their presence in this industry. Increased competition in the industry could have a material adverse effect on the Company.

RISK OF LIMITED SUPPLY SOURCES; DEPENDENCE ON FOREIGN SUPPLIERS

  The Company believes that its continued success will depend upon the availability of raw materials that permit the Company to meet its labeling claims, quality control standards and desire for unique ingredients. Due to issues relating to quality or third party intellectual property rights, a number of the Company's branded products (which accounted for approximately 31% of the Company's fiscal 1997 net sales) contain one or more of approximately 72 ingredients that may only be available from a single source or supplier. In addition, the supply of herbal products is subject to the same risks normally associated with agricultural production, such as climactic conditions, insect infestations and availability of manual labor or equipment for harvesting. Any significant delay in or disruption of the supply of raw materials could substantially increase the cost of such materials, could require product reformulations, the qualification of new suppliers and repackaging and could result in a substantial reduction or termination by the Company of its sales of certain products, any of which could have a material adverse effect upon the Company. Accordingly, while no single product accounted for more than 2% of the Company's net sales in fiscal 1997, there can be no assurance that the disruption of the Company's supply sources will not have a material adverse effect on the Company.

  Although the Company acquires the majority of its raw materials from U.S. suppliers, the ingredients of a number of the Company's products (which accounted for approximately 38% of the Company's fiscal 1997 net sales) include one or more of approximately 188 ingredients that originate outside of the United States. The Company's business is therefore subject to the risks generally associated with doing business outside the United States, such as delays in shipments, embargoes, changes in economic and political conditions, tariffs, foreign exchange rates and trade disputes. The Company's business is also subject to the risks associated with the enactment of United States and foreign legislation and regulations relating to imports and exports, including quotas, duties, taxes or other charges or restrictions that could be imposed upon the importation of products into the United States. See "Business--Materials and Suppliers." These factors could result in a delay in or disruption of the supply of certain raw materials and could have the consequences described in the preceding paragraph, any of which could have a material adverse effect on the Company.

RELIANCE ON KEY MANAGEMENT

  The operation of the Company requires managerial and operational expertise. In particular, the Company is dependent upon the management and leadership skills of a number of its senior managers, including Frank W. Gay II, Bruce R. Hough, Jeffrey A. Hinrichs and William T. Logan. Substantially all of the Company's employees are employed "at will." None of the key management employees has a long-term employment contract with the Company and there can be no assurance that such individuals will remain with the Company. The failure of such key personnel to continue to be active in management could have a material adverse effect on the Company. After the consummation of the Offering, the Company's executive officers, including key management employees, will
beneficially own    shares of Common Stock, representing approximately  % of
the outstanding Common Stock on a fully diluted basis. See "Management."

RISKS ASSOCIATED WITH ACQUISITIONS

  The Company has completed four acquisitions, including the Solaray Acquisition, since 1993 and expects to pursue additional acquisitions in the future as a key component of the Company's business strategy. See "Business-- Business Strategy." There can be no assurances that attractive acquisition opportunities will be available to the Company, that the Company will be able to obtain financing for or otherwise consummate any future acquisitions or that any acquisitions which are consummated will prove to be successful. Moreover, acquisitions involve numerous risks, including the risk that the acquired business will not perform in accordance with expectations, difficulties in the integration of the operations and products of the acquired businesses with the Company's other businesses, the diversion of management's attention from other aspects of the Company's business, the risks associated with entering geographic and product markets in which the Company has limited or no direct prior experience and the potential loss of key employees of the acquired business. The acquisition of another business can also subject the Company to liabilities and claims arising out of such business. In addition, future acquisitions would likely require additional financing, which would likely result in an increase in the Company's indebtedness or the issuance of additional capital stock which could be dilutive to holders of shares issued in the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

UNCERTAINTY OF MARKET DATA; NO ASSURANCE OF FUTURE INDUSTRY GROWTH

  Market and related data (including, without limitation, information as to the dollar amount of retail sales for the VMS Market, the historical growth rate of retail sales for the VMS Market, the number of stores in the Healthy Foods Channel, and the number of manufacturers and marketers of nutritional supplements) appearing in this Prospectus were obtained from the Packaged Facts Report and from Natural Food Merchandiser, an independent trade journal, combined with certain data compiled by the Company through its database of retail stores combined with informal surveys of such retail stores. The Company has not independently verified the accuracy of such information, and, in any event, the methodology typically used in compiling market and related data (including the fact that such data is usually based upon a selected sampling of the market or population rather than a survey of the market or population as a whole), means that such data is subject to inherent uncertainties and estimations. As a result, there can be no assurance as to the accuracy or completeness of the market and other similar information (including information as to sales and growth in sales) appearing in this Prospectus. Moreover, although market data referred to in this Prospectus indicates significant retail sales growth in the Healthy Foods Channel, there can be no assurances that this data is accurate or that such growth will continue at the same rate or at all or that the Healthy Foods Channel will experience growth at the same rate as the VMS Market generally.

RISKS ASSOCIATED WITH INTERNATIONAL MARKETS

  The Company's continued growth is dependent in part upon its ability to expand its operations into new markets, including international markets. The Company may experience difficulty entering new international markets due to greater regulatory barriers, the necessity of adapting to new regulatory systems and problems related to entering new markets with different cultural bases and political systems. 6.5% of the Company's net sales for fiscal 1997 were generated outside the United States. Operating in international markets exposes the Company to certain risks, including, among other things: (i) changes in or interpretations of foreign regulations that may limit the Company's ability to sell certain products or repatriate profits to the United States, (ii) exposure to currency fluctuations, (iii) the potential imposition of trade or foreign exchange restrictions or increased tariffs and (iv) political instability. As the Company continues to expand its international operations, these and other risks associated with international operations are likely to increase. See "Business--Business Strategy."

RELIANCE ON INDEPENDENT CONTRACTORS

  The Company places significant reliance on a network of 56 independent contractors to act as its primary sales force and sell its products to health food retailers. As with any independent contractor, such contractors are not employed or otherwise controlled by the Company and are generally free to conduct their businesses at their own discretion. Although these contractors enter into contracts with the Company, such contracts typically can be terminated at any time by the Company or the independent contractor. The simultaneous loss of the services of a number of these independent contractors could have a material adverse effect on the Company.

CONTROL BY EXISTING STOCKHOLDERS

  Upon completion of the Offering, investment funds (the "Bain Capital Funds") controlled by Bain Capital will beneficially own approximately % of the outstanding Common Stock ( % if the Underwriters' over-allotment option is exercised in full). By virtue of such stock ownership, Bain Capital will be able to control the election of the members of the Company's Board of Directors and to generally exercise control over the affairs of the Company. Such concentration of ownership could also have the effect of delaying, deterring or preventing a change in control of the Company that might otherwise be beneficial to stockholders. In addition, three representatives of Bain Capital currently serve on the Company's Board of Directors. There can be no assurance that conflicts of interest will not arise with respect to such Directors or that such conflicts will be resolved in a manner favorable to the Company. See "Principal and Selling Stockholders."

POSSIBLE VOLATILITY OF STOCK PRICE

  The market price of the Common Stock may fluctuate significantly. These fluctuations could result from, among other things, variations in the Company's results of operations, which could be adversely affected by a number of factors (some of which are beyond the Company's control), including economic downturns, variations in demand for nutritional supplements, changes in the mix of products sold, price changes in response to competition, increases in the cost of raw materials and possible supply shortages. In particular, the market price of the Common Stock could be materially adversely affected by reports by official or unofficial health and medical authorities and the general media regarding the potential health benefits or detriments of products sold by the Company or of similar products distributed by other companies regardless of whether such reports are scientifically supported and regardless of whether the Company's operating results are likely to be affected by such reports, as well as by consumer perceptions regarding the safety and efficacy of nutritional supplements and consumer preferences generally. In addition, the stock market in general has experienced wide price and volume fluctuations in recent periods, and these fluctuations are often unrelated to the operating performance of the specific issuers whose stock is affected.

ABSENCE OF PUBLIC MARKET; SUBSTANTIAL DILUTION

  Prior to the Offering, there has been no public market for the Common Stock. Although the Company has applied to list the Common Stock on the Nasdaq National Market, there can be no assurance that an active trading market for the Common Stock will develop or be sustained. The initial public offering price of the Common Stock offered hereby will be determined by negotiations among the Company, the Selling Stockholders and the Underwriters and should not be considered as an indication of the market price for the Common Stock after the Offering. See "--Possible Volatility of Stock Price" and "Underwriting." Purchasers of the Common Stock in the Offering will be subject to immediate and substantial dilution. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

  Upon consummation of the Offering, the Company will have     shares of
Common Stock outstanding. The     shares of Common Stock sold in the Offering
will be freely tradeable without restriction or further registration under the Securities Act of 1933 (the "Securities Act"), unless held by an "affiliate" of the Company, as that term is defined in the Securities Act. The Company, and all persons holding Common Stock, or warrants or options to purchase Common Stock, prior to the Offering, have agreed not to sell, offer to sell, grant any option for the sale of or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") on behalf of the Underwriters, for a period of 180 days after the date of this Prospectus, other than shares sold in the Offering; in addition, the Company will be permitted to issue shares of Common Stock upon the exercise of outstanding options or warrants and to issue stock options to employees pursuant to employee stock option plans. Commencing 180 days after the date of this Prospectus, upon the expiration of certain lock-up
agreements with DLJ, approximately     shares of Common Stock (    shares if
the Underwriters' over-allotment options are exercised in full) issued and outstanding as of the date of this Prospectus will be eligible for immediate sale in the public market subject in certain cases to compliance with certain volume and other limitations under Rule 144 of the Securities Act ("Rule 144"). In addition, pursuant to the Company's registration agreement (the
"Registration Agreement"), holders of     shares of Common Stock and warrants
to purchase     shares of Common Stock (    shares and     shares,
respectively, if the Underwriters' over-allotment options are exercised in full) will have the right to require the Company to register their shares under the Securities Act. See "Shares Eligible for Future Sale--Registration Rights." No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price of the Common Stock from time to time. The sale of a substantial number of shares held by existing stockholders, whether pursuant to subsequent public offerings or otherwise, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could materially impair the Company's future ability to raise capital through an offering of equity securities. See "Shares Eligible For Future Sale" and "Underwriting."

CERTAIN ANTI-TAKEOVER EFFECTS

  Certain provisions of the Company's Restated Certificate of Incorporation (the "Restated Certificate") and Amended and Restated By-laws (the "By-laws") may inhibit changes in control of the Company not approved by the Company's Board of Directors. These provisions include (i) a classified Board of Directors, (ii) a prohibition on stockholder action through written consents,
(iii) a requirement that special meetings of stockholders be called only by the Board of Directors, (iv) advance notice requirements for stockholder proposals and nominations, (v) limitations on the ability of stockholders to amend, alter or repeal the By-laws and (vi) the authority of the Board to issue without stockholder approval preferred stock with such terms as the Board may determine. The Company will also be afforded the protections of
Section 203 of the Delaware General Corporation Law, which could have similar effects. See "Description of Capital Stock."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  Certain statements contained herein under "Prospectus Summary," "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations," including statements concerning (i) the Company's strategy, (ii) the Company's expansion plans, (iii) the market for the Company's products, (iv) the effects of government regulation of the Company's products and (v) the effects on the Company of certain legal proceedings, contain certain forward-looking statements concerning the Company's operations, economic performance and financial condition. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to, those discussed under "Risk Factors."

                               RECLASSIFICATION

  Prior to the consummation of the Offering, the Company will reclassify all of its outstanding shares of capital stock into a single class of common stock ("Common Stock") and will authorize a single class of undesignated preferred stock ("Preferred Stock"). The Company currently has five classes of authorized capital stock: Common Stock, Non-Voting Common Stock, Class A Common Stock, Class A Non-Voting Common Stock and Class P Common Stock. Prior to consummation of the Offering, the Non-Voting Common Stock, Class P Common Stock, Class A Non-Voting Common Stock and Class A Common Stock will cease to be authorized and all outstanding shares of such classes of capital stock (or rights to purchase such shares) will be reclassified into shares of Common Stock (or rights to purchase such shares). After giving effect to the
foregoing transactions, a    -for-one stock split will be effected as to all
of the outstanding shares of Common Stock and a corresponding adjustment to the number of shares issuable upon exercise of all outstanding warrants and options will be made. Such reclassification and the subsequent stock split are referred to herein collectively as the "Reclassification."

  The following discussion describes the transactions pursuant to which all existing classes of the Company's capital stock will be reclassified into Common Stock. Each share of Class P Common Stock, Class A Common Stock and Class A Non-Voting Common Stock is entitled to a preferential payment (the "Preference Amount") upon any distribution by the Company to holders of its capital stock (whether by dividend, liquidating distribution or otherwise) equal to the original cost of such share plus an amount which accrues on a daily basis at a rate of 10% per annum on such cost, compounded quarterly. As of September 30, 1997, the Preference Amount of the outstanding Class P Common Stock was $29.82 per share, based on an original cost per share of $20.25. In connection with the Reclassification, each outstanding share of such classes of capital stock will be reclassified into one share of Common Stock plus an additional number of shares of Common Stock determined by dividing the applicable Preference Amount for such share by the value of a share of Common Stock based on the estimated initial public offering price in the Offering. The number of shares of Common Stock that will be issued upon such Reclassification cannot be determined with certainty until the initial public offering price and the closing date for the Offering have been determined.
Assuming an initial public offering price of $    per share and an assumed
closing date of       , 1997 and giving effect to the stock split referred to
above, an aggregate of     shares of Common Stock would be issued upon the
conversion of all shares of Class P Common Stock and     shares of Common
Stock would be reserved for issuance upon the conversion of all outstanding warrants to purchase shares of Class A Non-Voting Common Stock. There are no shares of Class A Non-Voting Common Stock or shares (or rights to purchase shares) of Class A Common Stock outstanding. Fractional shares otherwise issuable will be rounded to the nearest whole number. See "Description of Capital Stock."

                                    DILUTION

  The deficit in net tangible book value of the Company as of September 30,
1997 was approximately $27.9 million, or $    per share of Common Stock. Net
tangible book value per share represents the amount of the Company's total tangible assets less its total liabilities, divided by the number of shares of Common Stock outstanding (after giving effect to the Reclassification). After giving effect to (i) the receipt of $21.9 million of estimated net proceeds from the sale by the Company of shares of Common Stock in the Offering
(assuming an initial public offering price of $    per share) and (ii) the use
of such net proceeds to repay indebtedness as described under "Use of Proceeds," the pro forma net tangible book value of the Company at September
30, 1997 would have been approximately $   , or $    per share of Common Stock.
This represents an immediate dilution in net tangible book value of $    per
share to new investors purchasing shares in the Offering. The following table illustrates this dilution:

   Assumed initial public offering price per share...................     $
   Deficit in net tangible book value per share at September 30,
    1997.............................................................
   Increase in net tangible book value per share attributable to the
    Offering.........................................................
                                                                      ---
   Pro forma net tangible book value per share after the Offering....
                                                                          ----
   Dilution of net tangible book value per share to purchasers of
    shares in the Offering...........................................     $
                                                                          ====

  The foregoing computations assume no exercise of any stock options or warrants after September 30, 1997. As of September 30, 1997, there were
outstanding options and warrants to purchase an aggregate of     shares of
Common Stock (after giving effect to the Reclassification) at exercise prices from $.01 to $ per share. If all of the foregoing options and warrants had been exercised at September 30, 1997, the deficit in net tangible book value per share of Common Stock at such date would have been $ and the pro forma net tangible book value per share after giving effect to the Offering would have been $ , representing an immediate dilution to purchasers of shares in the Offering of $ per share and an immediate increase in net tangible book
value of $    per share to existing stockholders.

  The following table summarizes, on a pro forma basis as of September 30, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and new investors purchasing shares in the Offering, adjusted to give effect to the sale of the shares of Common Stock offered hereby at an
assumed initial public offering price of $    per share and before deducting
the underwriting discount and the estimated expenses of the Offering payable by the Company:

                                                                            AVERAGE PRICE
                            SHARES PURCHASED       TOTAL CONSIDERATION        PER SHARE
                            -------------------    ----------------------   -------------
                            NUMBER     PERCENT      AMOUNT      PERCENT
   Existing stockholders...                         $                           $
   Investors purchasing
    shares in the Offer-
    ing....................
                             --------    --------   ----------   ---------      ----
   Total...................                   100%  $                  100%     $
                             ========    ========   ==========   =========      ====

  The foregoing data has been computed based upon the estimated number of shares to be outstanding after the Offering. See "Reclassification."

                                DIVIDEND POLICY

  The Company has never paid any dividends on its capital stock. The Company presently intends to retain all available funds for use in the business and therefore does not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion. As a holding company, the ability of the Company to pay dividends is dependent upon the receipt of dividends or other payments from its operating subsidiaries. In addition, the Company is currently prohibited from paying dividends on its capital stock under its senior credit agreement (the "Existing Credit Agreement") with Jackson National Life Insurance Company ("Jackson National"). The Company expects that the New Credit Agreement will contain similar restrictions. See "Management's Discussions and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of shares of Common Stock offered by the Company are estimated to be $21.9 million, assuming an initial
public offering price of $    per share (which represents the midpoint of the
estimated price range of the Offering). The Company expects to replace the Existing Credit Agreement with the New Credit Agreement in connection with the consummation of the Offering. The Company intends to use the net proceeds of the Offering, together with borrowings under the New Credit Agreement and available cash resources of the Company, to repay all existing indebtedness under the Existing Credit Agreement. The Company will not receive any proceeds from the sale of shares by the Selling Stockholders in the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  At September 30, 1997, the outstanding indebtedness under the Existing Credit Agreement consisted of (i) a $37.0 million term "A" loan (the "Term A Loan"), which currently bears interest at a rate equal to the London Inter-Bank Offered Rate ("LIBOR") plus 3.25% (8.88% per annum at September 30,
1997), (ii) a $15.0 million term "B" loan (the "Term B Loan"), which currently bears interest at a rate equal to LIBOR plus 4.0% (9.63% per annum at September 30, 1997) and (iii) $9.2 million of outstanding borrowings under a revolving credit facility (the "Revolving Credit Facility"), which currently bears interest at a rate equal to LIBOR plus 3.0% (8.63% per annum at September 30, 1997).

                                 CAPITALIZATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following table sets forth the consolidated capitalization of the Company at September 30, 1997 and as adjusted to give effect to the Reclassification
and the sale by the Company of the     shares of Common Stock offered hereby
(assuming an initial public offering price of $    per share, the midpoint of
the estimated price range of the Offering) and the application of the estimated net proceeds therefrom, together with borrowings under the New Credit Agreement and available cash resources of the Company, to repay indebtedness and pay certain other fees. See "Use of Proceeds" and "Unaudited Pro Forma Financial Statements."

                                             AS OF SEPTEMBER 30, 1997
                                             --------------------------------
                                              ACTUAL         AS ADJUSTED(A)
Cash and cash equivalents................... $      4,415       $        --
                                             ============       ============
Total debt:
 Senior bank debt...........................      $58,680(b)         $35,905(c)
 Capital leases and other obligations.......        1,579                314
                                             ------------       ------------
  Total debt................................       60,259             36,219
                                             ------------       ------------
Stockholders' equity:
 Common stock prior to the
  Reclassification..........................           12                 12
 Preferred stock, $.01 par value,    shares
  authorized, no shares issued and
  outstanding...............................          --                 --
 Common stock, $.01 par value, 50,000 shares
  authorized,    shares issued and
  outstanding(d)............................          --                 --
 Additional paid-in capital.................        9,690             31,540
 Subscriptions receivable...................          (55)               (55)
 Retained earnings..........................        6,707              2,975(e)
                                             ------------       ------------
  Total stockholders' equity................       16,354             34,472
                                             ------------       ------------
    Total capitalization.................... $     76,613       $     70,691
                                             ============       ============

---------------------
(a) Amounts give effect to the Reclassification and the sale by the Company of
    the     shares of Common Stock offered hereby (assuming an initial public
    offering price of $    per share, the midpoint of the estimated price range
    of the Offering) and the application of the estimated net proceeds therefrom, together with borrowings under the New Credit Agreement and available cash resources of the Company, to repay indebtedness and pay certain other fees. See "Use of Proceeds" and "Unaudited Pro Forma Financial Statements."
(b) Includes indebtedness under the Revolving Credit Facility of $9,240, the Term A Loan of $37,000 and the Term B Loan of $12,440 (net of unamortized discount of $2,560).
(c) The Company intends to replace the Existing Credit Agreement with the New Credit Agreement in connection with the consummation of the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."
(d) Excludes     shares reserved for issuance upon the exercise of options
    granted pursuant to the Company's 1995 Stock Plan and     shares reserved
    for issuance upon the exercise of outstanding options and warrants. Also
    excludes     shares and     shares which, prior to the consummation of the
    Offering, will be reserved for issuance under the Company's Stock Incentive Plans and Stock Purchase Plan, respectively. See "Management--Stock Plans." The number of shares to be outstanding after the Offering is subject to change. See "Reclassification."
(e) Reflects a nonrecurring charge for retirement of debt (write-off of debt issuance costs and prepayment penalties) of $5,169, net of a tax benefit of $2,042, and payment of a fee upon the termination of the Restated Advisory Agreement and for services rendered in connection with the Offering of $1,000, net of a tax benefit of $395.

                   UNAUDITED PRO FORMA FINANCIAL STATEMENTS

  The Unaudited Pro Forma Consolidated Statements of Operations for the year ended September 30, 1997 give pro forma effect to (i) the Reclassification,
(ii) the consummation of the Offering (assuming an initial public offering price of $ per share, the midpoint of the estimated price range of the Offering) and the application of the net proceeds therefrom, together with borrowings under the New Credit Agreement and available cash resources, to repay indebtedness as described under "Use of Proceeds" and (iii) the elimination of annual fees paid pursuant to the Restated Advisory Agreement, as if each such event had occurred on October 1, 1996.

  The Unaudited Pro Forma Consolidated Balance Sheet at September 30, 1997 gives pro forma effect to (i) the Reclassification, (ii) the consummation of the Offering (assuming an initial public offering price of $ per share, the midpoint of the estimated price range of the Offering) and the application of the net proceeds therefrom, together with borrowings under the New Credit Agreement and available cash resources, to repay indebtedness, as described under "Use of Proceeds," and (iii) the payment of fees in connection with the termination of the Restated Advisory Agreement and for services rendered in connection with the Offering, as if each such event had occurred on such date.

  The unaudited pro forma financial data are provided for informational purposes only and are not necessarily indicative of the results of operations or financial position of the Company had the transactions assumed therein occurred, nor are they necessarily indicative of the results of operations which may be expected to occur in the future. Furthermore, the unaudited pro forma financial data are based upon assumptions that the Company believes are reasonable and should be read in conjunction with the financial statements and the accompanying notes thereto included elsewhere in this Prospectus.

  The Unaudited Pro Forma Consolidated Statement of Operations does not reflect an extraordinary loss on the early extinguishment of debt estimated at $5.2 million resulting from the write off of debt issuance costs in connection with the pay down of debt upon completion of the Offering or the payment of $1.0 million in fees in connection with the termination of the Restated Advisory Agreement and for services rendered in connection with the Offering. The Unaudited Pro Forma Consolidated Balance Sheet, however, does reflect such charges and the related tax benefit of $2.4 million.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                         YEAR ENDED SEPTEMBER 30, 1997

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        PRO FORMA      PRO
                                            HISTORICAL ADJUSTMENTS   FORMA
Net sales..................................  $98,096     $   --      $98,096
Cost of sales..............................   52,277         --       52,277
                                             -------     -------     -------
  Gross profit.............................   45,819         --       45,819
                                             -------     -------     -------
Operating expenses:
  Selling, general and administrative......   29,179        (300)(a)  28,879
  Amortization of intangibles..............    1,346         --        1,346
  One-time payment to executive officer....    1,700         --        1,700
                                             -------     -------     -------
                                              32,225        (300)     31,925
                                             -------     -------     -------
Income from operations.....................   13,594         300      13,894
                                             -------     -------     -------
Interest expense, net......................    6,572      (3,861)(b)   2,711
Income before provision for income taxes...    7,022       4,161      11,183
Provision for income taxes.................    2,774       1,644 (c)   4,417
                                             -------     -------     -------
Net income.................................  $ 4,248     $ 2,518     $ 6,766
                                             =======     =======     =======
Net income per share.......................                          $      (d)
Weighted average shares outstanding........                                 (d)

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The Unaudited Pro Forma Consolidated Statement of Operations gives effect to the following unaudited pro forma adjustments:

(a) Reflects the elimination of annual management fees, excluding out-of-pocket expenses, paid pursuant to the Restated Advisory Agreement in connection with the anticipated termination of such agreement.

(b) Reflects the decrease in interest expense in connection with the refinancing of the Existing Credit Agreement and the use of net proceeds from the Offering and available cash to repay $24,040 of outstanding debt as follows:

                                                                         PRO
                                                                        FORMA
                                                                       -------
        Elimination of interest under the Existing Credit Agreement..  $(5,731)
        Elimination of penalty on unused Revolving Credit Facility...      (21)
        Elimination of interest on note payable......................     (110)
        Elimination of amortization of debt issuance costs...........     (817)
        Interest on debt under the New Credit Agreement:
         Revolving credit facility at LIBOR plus 1.0% (6.56% on an
          assumed average balance of $40.3 million)..................    2,642
         Interest on unutilized revolving credit facility commitment
          (0.3% on an assumed average unused balance of $19.7
          million)...................................................       59
         Amortization of deferred financing fees related to the New
          Credit Agreement ($700 over six years).....................      117
                                                                       -------
        Net decrease in pro forma interest expense...................  $(3,861)
                                                                       =======


(c) Reflects the increase in the provision for income taxes resulting from the pro forma adjustments to pro forma income before provision for income taxes, applying an estimated effective tax rate of 39.5%.

(d) Pro forma per share data is computed based on     common and common
    equivalent shares outstanding after giving effect to the Reclassification,
    increased by the sale of     common shares at an assumed initial public
    offering price of $    per share.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                             AT SEPTEMBER 30, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         PRO FORMA
                                             HISTORICAL ADJUSTMENTS    PRO FORMA
                   ASSETS
Current assets:
  Cash......................................  $ 4,415    $ (4,415)(a)   $   --
  Accounts receivable, net..................    8,001         --          8,001
  Inventories, net..........................   20,753         --         20,753
  Prepaid expenses and other assets.........    1,018       2,437 (b)     3,455
  Deferred income taxes.....................      897         --            897
                                              -------    --------       -------
    Total current assets....................   35,084      (1,978)       33,106
Property plant and equipment, net...........   10,711         --         10,711
Other assets, net...........................   44,315      (3,944)(c)    40,371
                                              -------    --------       -------
                                              $90,110    $ (5,922)      $84,188
                                              =======    ========       =======
    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.........  $ 7,085    $ (7,085)(a)   $   --
  Current portion of capital lease
   obligations..............................      181         --            181
  Accounts payable..........................    6,932         --          6,932
  Accrued expenses..........................    5,270         --          5,270
                                              -------    --------       -------
    Total current liabilities...............   19,468      (7,085)       12,383
Long-term debt..............................   52,860     (16,955)(a)    35,905
Capital lease obligations...................      133         --            133
Deferred income taxes, net..................    1,295         --          1,295
                                              -------    --------       -------
    Total liabilities.......................   73,756     (24,040)       49,716
                                              -------    --------       -------
Stockholders' equity:
  Preferred Stock...........................      --          --            --
  Class P Common Stock......................        1         --              1
  Common Stock..............................       11         --             11
  Additional paid-in capital................    9,690      21,850 (a)    31,540
  Subscriptions receivable..................      (55)        --            (55)
  Retained earnings.........................    6,707      (3,732)(d)     2,975
                                              -------    --------       -------
    Total stockholders' equity..............   16,354      18,118        34,472
                                              -------    --------       -------
                                              $90,110    $ (5,922)      $84,188
                                              =======    ========       =======

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The Unaudited Pro Forma Consolidated Balance Sheet gives effect to the following unaudited pro forma adjustments:

(a) Reflects the net proceeds to the Company from the Offering of $21,850 and the use of such proceeds to repay outstanding debt. Also reflects the estimated use of available cash to pay (i) an additional $2,190 of outstanding debt for a total debt reduction of $24,040, (ii) fees of $1,000 in connection with the termination of the Restated Advisory Agreement and for services rendered in connection with the Offering, (iii) $525 of prepayment penalties on the Term B Loan resulting from the refinancing of the debt outstanding under the Existing Credit Agreement and (iv) $700 in loan origination and other fees in conjunction with the establishment of the New Credit Agreement.

(b) Reflects the increase in the income tax receivable arising from the respective tax benefits (each computed using an effective rate of 39.5%) of (i) fees paid to terminate the Restated Advisory Agreement and for services rendered in connection with the Offering of $1,000 and (ii) the extraordinary loss on early extinguishment of debt related to prepayment penalties on the Term B Loan of $525 and the write-off of debt issuance costs of $4,644 in connection with the refinancing of the debt outstanding under the Existing Credit Agreement.

(c) Reflects the decrease in deferred financing fees of $4,644 in connection with the refinancing of the debt outstanding under the Existing Credit Agreement, offset by $700 of estimated loan origination and other fees in connection with the establishment of the New Credit Agreement.

(d) Reflects the retained earnings impact, net of the respective tax benefits (each computed using an effective rate of 39.5%), of (i) fees paid to terminate the Restated Advisory Agreement and for services rendered in connection with the Offering of $1,000 and (ii) the extraordinary loss on early extinguishment of debt related to prepayment penalties on the Term B Loan of $525 and the write-off of debt issuance costs of $4,644 in connection with the refinancing of the debt outstanding under the Existing Credit Agreement.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  Set forth below are selected historical consolidated financial data of the Company and the Predecessor for the periods and dates indicated. The selected historical consolidated financial data for the year ended September 30, 1993 were derived from the audited financial statements of the Predecessor. Data for the period from October 1 through October 27, 1993 are not audited. The selected historical consolidated financial data as of and for the years ended September 30, 1994, 1995, 1996 and 1997 were derived from the audited financial statements of the Company. The following selected historical consolidated financial data should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and accompanying notes thereto included elsewhere in this Prospectus.

                                 PREDECESSOR                  COMPANY(A)
                          ------------------------- ----------------------------------
                                         OCTOBER 1
                           YEAR ENDED     THROUGH      YEAR ENDED SEPTEMBER 30,
                          SEPTEMBER 30, OCTOBER 27, ----------------------------------
                              1993         1993      1994     1995     1996     1997
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Net sales...............     $20,541      $2,012    $26,083  $62,932  $83,923  $98,096
Cost of sales...........      11,102       1,012     13,410   35,885   45,099   52,277
                             -------      ------    -------  -------  -------  -------
 Gross profit...........       9,439       1,000     12,673   27,047   38,824   45,819
Operating expenses:
 Selling, general and
  administrative........       7,486         658      8,303   21,409   27,608   29,179
 Amortization of
  intangibles...........         --          --         394    1,059    1,483    1,346
 One-time payment to
  executive officer.....         --          --         --       --       --     1,700
                             -------      ------    -------  -------  -------  -------
Income from operations..       1,953         342      3,976    4,579    9,733   13,594
Interest expense, net...         116         (16)     1,820    4,478    7,126    6,572
                             -------      ------    -------  -------  -------  -------
Income before provision
 for income taxes.......       1,837         358      2,156      101    2,607    7,022
Provision for income
 taxes..................         673         134        848       23    1,056    2,774
                             -------      ------    -------  -------  -------  -------
Net income before
 extraordinary loss.....       1,164         224      1,308       78    1,551    4,248
Extraordinary loss on
 early extinguishment of
 debt, net of tax.......         --          --         --      (478)     --       --
                             -------      ------    -------  -------  -------  -------
Net income (loss).......     $ 1,164      $  224    $ 1,308  $  (400) $ 1,551  $ 4,248
                             =======      ======    =======  =======  =======  =======
Net income per
 share(b)...............                                                       $
Weighted average shares
 outstanding(b).........
OTHER FINANCIAL DATA:
EBITDA(c)...............     $ 2,188      $  364    $ 5,724  $11,831  $13,118  $19,563
Capital expenditures
 (excluding
 acquisitions)..........         217          13        452    2,837    5,498    3,652
Cash flows provided by
 (used in):
 Operating activities...       1,286         194      1,958      (64)   4,559    9,363
 Investing activities...        (214)        (13)   (10,065) (49,155)  (5,498)  (3,652)
 Financing activities...        (802)       (168)     8,341   49,645    2,600   (3,617)
BALANCE SHEET DATA (AT
 PERIOD END):
Cash and cash
 equivalents............     $   278      $  291    $   234  $   660  $ 2,321  $ 4,415
Working capital.........       2,350       2,416      2,814   17,165   19,727   15,616
Total assets............       6,422       6,465     16,076   83,498   84,755   90,110
Total debt(d)...........         849         662      8,769   60,881   63,657   60,259
Stockholders' equity....       2,970       3,194      3,738   10,512   12,091   16,354

--------------------
(a) The Company's audited financial statements for the year ended September
    30, 1994 primarily reflect operations after October 27, 1993, the date of the Solaray Acquisition. The Company's operations prior to such date were immaterial. The Solaray Acquisition was accounted for as a purchase, resulting in a new accounting basis for the Predecessor's assets. As a result, financial information for the periods prior to October 28, 1993 is not directly comparable to information for subsequent periods.
(b) Gives effect to the Reclassification. Historical earnings per common share amounts are not presented as they are not considered to be meaningful. Net income per share was determined by dividing the net income by the weighted average number of common and common stock equivalent shares which the Company estimates will be outstanding after giving effect to the Reclassification. Common stock equivalents consist of the Company's Common Stock issuable upon the exercise of stock options and warrants (using the treasury stock method). In addition, in accordance with the Securities and Exchange Commissions' Staff Accounting Bulletin No. 83, shares issued and stock options granted within one year of the Offering have been included in the calculation of weighted average shares outstanding as if they were outstanding from inception of the Company (using the treasury stock method and an assumed initial public
   offering price for the shares sold in the Offering of $     per share).
(c) "EBITDA" is defined herein as net income before extraordinary loss plus provision for income taxes, net interest expense, depreciation and amortization and other non-recurring items. Management believes that EBITDA, as presented, represents a useful measure of assessing the performance of the Company's ongoing operating activities as it reflects the earnings trends of the Company without the impact of the purchase accounting applied in connection with the Company's history of acquisitions, the financing required to consummate such transactions or other non-recurring items. Targets and positive trends in EBITDA are used as the performance measure for determining management's bonus compensation, and are also used by the Company's creditors in assessing debt covenant compliance. The Company understands that while EBITDA is frequently used by securities analysts in the evaluation of nutritional supplement companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. EBITDA is not intended as an alternative to cash flow from operating activities as a measure of liquidity or as an alternative to net income as an indicator of the Company's operating performance or any other measure of performance in accordance with generally accepted accounting principles.

  The following table sets forth a reconciliation of net income from operations before extraordinary loss to EBITDA for each period included herein:

                                   PREDECESSOR                   COMPANY
                            ------------------------- ------------------------------
                                           OCTOBER 1
                             YEAR ENDED     THROUGH      YEAR ENDED SEPTEMBER 30,
                            SEPTEMBER 30, OCTOBER 27, ------------------------------
                                1993         1993      1994   1995    1996    1997
   Net income before
    extraordinary loss.....    $1,164        $224     $1,308 $    78 $ 1,551 $ 4,248
   Provision for income
    taxes..................       673         134        848      23   1,056   2,774
   Interest expense
    (income), net (1)......       116         (16)     1,820   4,478   7,126   6,572
   Depreciation and
    amortization (2).......       235          22      1,561   6,983   3,085   3,969
   Other non-recurring
    items (3)..............       --          --         187     269     300     300
   One-time payment to
    executive officer......       --          --         --      --      --    1,700
                               ------        ----     ------ ------- ------- -------
   EBITDA..................    $2,188        $364     $5,724 $11,831 $13,118 $19,563
                               ======        ====     ====== ======= ======= =======

  --------
  (1) Includes amortization of capitalized debt issuance costs.
  (2) Includes non-recurring amortization of inventory write up.
  (3) Represents management fees paid to Bain Capital and F.W. Gay & Sons pursuant to the Restated Advisory Agreement, which will be terminated in connection with the Offering. See "Certain Relationships and Related Transactions."

(d) Total debt for the Company is presented net of unamortized debt issuance discount.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes thereto included elsewhere in this Prospectus.

OVERVIEW

  The Company was formed in 1993 by key members of the current management team and Bain Capital to effect a consolidation strategy in the fragmented VMS Industry. The Company purchased Solaray in October 1993 with a view toward using it as a platform for future acquisitions of businesses in the VMS Industry. In fiscal 1995, the Company completed three additional significant acquisitions, the Premier Acquisition in October 1994, the KAL/Max Acquisition in January 1995 and the Monarch Acquisition in September 1995, collectively referred to as the "Fiscal 1995 Acquisitions."

RESULTS OF OPERATIONS

  The following table sets forth certain consolidated statement of operations data as a percentage of net sales for the periods indicated:

                                                 YEAR ENDED SEPTEMBER 30,
                                                -----------------------------
                                                  1995       1996      1997
   Net sales...................................    100.0%     100.0%    100.0%
   Cost of sales...............................     57.0       53.7      53.3
                                                --------   --------  --------
   Gross profit................................     43.0       46.3      46.7
   Selling, general and administrative ........     34.0       32.9      29.7
   Amortization of intangibles.................      1.7        1.8       1.4
   One-time payment to executive officer.......       --         --       1.7
                                                --------   --------  --------
   Income from operations......................      7.3       11.6      13.9
   Interest expense, net.......................      7.1        8.5       6.7
                                                --------   --------  --------
   Income before provision for income taxes....      0.2        3.1       7.2
   Provision for income taxes..................      0.0        1.3       2.8
                                                --------   --------  --------
   Net income from operations before
    extraordinary loss.........................      0.2        1.8       4.4
   Extraordinary loss on early extinguishment
    of debt, net of tax........................     (0.8)       --        --
                                                --------   --------  --------
   Net income (loss)...........................     (0.6)%      1.8%      4.4%
                                                ========   ========  ========

COMPARISON OF FISCAL 1997 TO FISCAL 1996

  Net Sales. Net sales increased by $14.2 million, or 16.9%, to $98.1 million for fiscal 1997 from $83.9 million for fiscal 1996. The increase in net sales was primarily the result of increased sales volume and, to a lesser extent, minimal increases in the prices of the Company's products. The Company believes that the increased volume was primarily attributable to industry growth as well as to the success of the Company's new growth-based incentive compensation structure for independent sales representatives and the success of new product introductions.

  Gross Profit. Gross profit increased by $7.0 million, or 18.0%, to $45.8 million for fiscal 1997 from $38.8 million for fiscal 1996. This increase in gross profit was primarily attributable to growth in sales volume. As a percentage of net sales, gross profit increased to 46.7% for fiscal 1997 from 46.3% for fiscal 1996. This increase in gross profit as a percentage of net sales was primarily attributable to decreased material costs associated with new vendor sourcing.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $1.6 million, or 5.7%, to $29.2 million for fiscal 1997 from $27.6 million for fiscal 1996. As a percentage of net sales, selling, general and administrative expenses decreased to 29.7% for fiscal 1997 from 32.9% for fiscal 1996. This decrease in selling, general and administrative expenses was primarily attributable to the Company's efforts to implement new incentive and cost control programs.

  Amortization of Intangibles. Amortization of intangibles decreased by $0.2 million, or 9.2%, to $1.3 million for fiscal 1997 from $1.5 million for fiscal 1996. As a percentage of net sales, amortization of intangibles decreased to 1.4% for fiscal 1997 from 1.8% for fiscal 1996. This decrease in amortization of intangibles was primarily attributable to declining amortization associated with certain non-compete covenants arising from the Fiscal 1995 Acquisitions.

  One-Time Payment to Executive Officer. One-time payment to executive officer of $1.7 million for fiscal 1997 represents a payment to the Company's Chief Executive Officer for successfully positioning the Company for the Offering.

  Interest Expense, Net. Interest expense decreased by $0.5 million, or 7.8%, to $6.6 million for fiscal 1997 from $7.1 million for fiscal 1996. As a percentage of net sales, interest expense decreased to 6.7% for fiscal 1997 from 8.5% for fiscal 1996. This decrease in interest expense was primarily attributable to decreased indebtedness associated with the Revolving Credit Facility.

  Provision for Income Taxes. The Company's effective tax rate decreased to 39.5% for fiscal 1997 from 40.5% for fiscal 1996. In each fiscal year, the effective tax rate is higher than statutory rates primarily due to the non-deductibility for tax purposes of goodwill amortization arising from the Solaray Acquisition. The impact of Solaray goodwill on the effective tax rate for 1997 decreased compared to fiscal 1996 as a result of the Company's higher income before provision for taxes.

COMPARISON OF FISCAL 1996 TO FISCAL 1995

  Net Sales. Net sales increased by $21.0 million, or 33.4%, to $83.9 million for fiscal 1996 from $62.9 million for fiscal 1995. The increase in net sales was primarily the result of increased sales volume. The Company believes that the increased volume was primarily attributable to the Fiscal 1995 Acquisitions as well as to industry growth and the success of new product introductions.

  Gross Profit. Gross profit increased by $11.8 million, or 43.5%, to $38.8 million for fiscal 1996 from $27.0 million for fiscal 1995. This increase in gross profit was primarily attributable to growth in sales volume. As a percentage of net sales, gross profit increased to 46.3% for fiscal 1996 from 43.0% for fiscal 1995. This increase in gross profit as a percentage of net sales was primarily attributable to the negative impact on fiscal 1995 gross profit of the one-time step-up in inventory value related to the Solaray and Premier acquisitions, offset somewhat by a shift in sales mix attributable to the Fiscal 1995 Acquisitions.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $6.2 million, or 29.0%, to $27.6 million for fiscal 1996 from $21.4 million for fiscal 1995. As a percentage of net sales, selling, general and administrative expenses decreased to 32.9% for fiscal 1996 from 34.0% for fiscal 1995. This decrease in selling, general and administrative expenses as a percentage of net sales was primarily attributable to the Company's efforts related to the consolidation of the Fiscal 1995 Acquisitions.

  Amortization of Intangibles. Amortization of intangibles increased by $0.4 million, or 40.0%, to $1.5 million for fiscal 1996 from $1.1 million for fiscal 1995. As a percentage of net sales, amortization of intangibles increased to 1.8% for fiscal 1996 from 1.7% for fiscal 1995. This increase in amortization of intangibles was primarily attributable to the Fiscal 1995 Acquisitions. During fiscal 1996, twelve months of amortization expense related to these acquisitions was incurred compared to less than twelve months for fiscal 1995.

  Interest Expense, Net. Interest expense increased by $2.6 million, or 59.1%, to $7.1 million for fiscal 1996 from $4.5 million for fiscal 1995. As a percentage of net sales, interest expense increased to 8.5% for fiscal 1996 from 7.1% for fiscal 1995. This increase in interest expense was primarily attributable to increased term debt arising from the Fiscal 1995 Acquisitions. During fiscal 1996, twelve months of interest expense related to this debt was incurred compared to less than twelve months for fiscal 1995. The Company also incurred increased interest expense for additional borrowings under the Revolving Credit Facility used to finance the Monarch Acquisition and the Company's operating needs.

  Provision for Income Taxes. The Company's effective tax rate was 40.5% for fiscal 1996 as compared to a benefit rate of 22.5% for fiscal 1995. In each fiscal year, the effective tax rate varied from the statutory rate primarily due to the non-deductibility for tax purposes of amortization arising from the Solaray Acquisition.

  Extraordinary Loss on Early Extinguishment of Debt. An extraordinary loss on early extinguishment of debt of $0.5 million, net of tax, was recognized in fiscal 1995. This loss was incurred in connection with the Fiscal 1995 Acquisitions when new financing under the Existing Credit Agreement was used to extinguish previous debt arising from the Solaray Acquisition.

SEASONALITY

  The Company believes that its business is characterized by some seasonality. Historically, the Company has recorded higher sales volume during the second and third quarters due to increased interest in health-related products among consumers following the holiday season and in anticipation of the summer months.

LIQUIDITY AND CAPITAL RESOURCES

  For the fiscal year ended September 30, 1997, net cash provided by (used in) operations was $9.4 million compared to $4.6 million for the year ended September 30, 1996 and $(0.1 million) for the year ended September 30, 1995. The increase in fiscal 1997 was primarily attributable to higher net income and reflects higher levels of accounts payable and deferred income taxes, offset by higher accounts receivable and inventory balances arising from higher sales volume. The increase in fiscal 1996 from fiscal 1995 was primarily attributable to higher net income and reflects a lower level of accounts receivable combined with a higher level of deferred income taxes, offset by lower levels of accounts payable and accrued expenses and a higher level of inventory.

  Net cash used in investing activities was $3.7 million, $5.5 million and $49.2 million for the years ended September 30, 1997, 1996 and 1995, respectively. The Company's investing activities consist primarily of acquisitions and, to a lesser extent, costs associated with capital expenditures. The higher level of cash used in investing activities for fiscal 1995 reflects the Company's purchase of net assets related to the Fiscal 1995 Acquisitions. Capital expenditures during fiscal 1997 and fiscal 1996 related primarily to manufacturing equipment and information systems required to expand capacity and improve overall operating efficiency. The Company anticipates additional capital expenditures during fiscal 1998 of approximately $4.0 million to purchase additional manufacturing equipment and information systems in connection with the Company's consolidation of the existing facilities into the new facility. The Company intends to finance these anticipated capital expenditures through internally generated cash flow and, if necessary, through funds provided under the Existing Credit Agreement or the New Credit Agreement.

  Net cash provided by (used in) financing activities was $(3.6) million, $2.6 million and $49.6 million for the years ended September 30, 1997, 1996 and 1995, respectively. The Company's financing activities consist primarily of the borrowings incurred in connection with the Fiscal 1995 Acquisitions and, to a lesser extent, borrowings and repayments on the Revolving Credit Facility related to operating needs.

  The Existing Credit Agreement currently consists of three components: the Term A Loan, the Term B Loan and the Revolving Credit Facility. The Company had borrowings of $37.0 million, $15.0 million (before unamortized discount of $2.6 million) and $9.2 million outstanding under the Term A Loan, the Term B Loan and the Revolving Credit Facility, respectively, at September 30, 1997. The Revolving Credit Facility permits the Company to make borrowings in a principal amount not to exceed $15.0 million at any time outstanding. The Revolving Credit Facility is to be repaid not later than January 31, 2003. The Term A Loan is required to be repaid in quarterly installments beginning April 30, 1998 with final maturity of January 31, 2003. The Term B Loan is to be repaid not later than January 31, 2004.

  Borrowings under the Existing Credit Agreement for the Revolving Credit Facility may, at the Company's option, bear interest at either LIBOR plus 3.00% or the lenders base rate plus 1.50%. With respect to borrowings under the Term A Loan, the Company may select either LIBOR plus 3.25% or the lender's base rate plus 1.75%. For the Term B Loan, the Company may select either LIBOR plus 4.00% or the lender's base rate plus 2.50%.

  Borrowings under the Existing Credit Agreement are secured by a perfected first priority security interest in substantially all of the assets of the Company and its subsidiaries. The Existing Credit Agreement contains restrictive covenants, including restrictions on the incurrence of other indebtedness, limitations on capital expenditures, requirements that the Company maintain a minimum level of consolidated net worth, a minimum ratio of cash flow to fixed charges, a minimum level of EBITDA, and a maximum ratio of debt to EBITDA. Upon the occurrence of an event of default under the Existing Credit Agreement, the lender may require the Company to repay all amounts borrowed thereunder and may proceed against the collateral. The Existing Credit Agreement also restricts the Company's ability to make certain payments, including the payment of dividends on its Common Stock and payments with respect to certain capital expenditures, without the approval of its lenders.

  Based upon discussions with potential lenders, the Company expects to refinance its existing indebtedness under the Existing Credit Agreement in connection with the Offering. The Company expects that the New Credit
Agreement will provide for borrowings of up to $     million and have a
scheduled maturity in   . The Company anticipates that the New Credit
Agreement will be secured by substantially all of the assets of the Company and generally will contain restrictive covenants, financial tests and events of default similar to those in the Existing Credit Agreement. The Company expects that the New Credit Agreement will contain better pricing terms than the Existing Credit Agreement. To date, no definitive agreements have been executed and, as a result, no assurance can be given that the New Credit Agreement will be executed on such terms or entered into at all. In the event the Company does not renegotiate, amend or replace the Existing Credit Agreement prior to the consummation of the Offering, net proceeds of the Offering will be used to repay $21.9 million of the outstanding indebtedness under the Term A Loan.

  A key component of the Company's business strategy is to seek to make additional acquisitions, which will likely require that the Company obtain additional financing, which could include the incurrence of substantial additional indebtedness. The Company believes that following the Offering, based on current levels of operations and anticipated growth, borrowings under the Existing Credit Agreement or a replacement credit facility, together with cash flow from operations, will be sufficient to make required payments under the Existing Credit Agreement or any such replacement facility, make its anticipated capital expenditures and fund working capital needs for fiscal 1998.

INFLATION

  Inflation affects the cost of raw materials, goods and services used by the Company. In recent years, inflation has been modest. The competitive environment somewhat limits the ability of the Company to recover higher costs resulting from inflation by raising prices. Overall product prices have generally been stable and the Company seeks to mitigate the adverse effects of inflation primarily through improved productivity and cost containment programs. The Company does not believe that inflation has had a material impact on its results of operations for the periods presented.

                                   BUSINESS

GENERAL

  Nutraceutical is one of the nation's largest manufacturers and marketers of quality branded nutritional supplements sold to health food stores. The Company sells its branded products under the widely recognized Solaray, KAL, NaturalMax, VegLife, Premier One and Solar Green brand names directly and exclusively to health food stores in the United States and internationally primarily to distributors and retailers. In addition to branded products, the Company manufactures premium bulk formulations for sale to other manufacturers and marketers in the nutritional supplement industry. Since its formation in 1993, the Company has achieved rapid growth, both internally and through acquisitions, with net sales increasing at a 47.8% compound annual rate, from $20.5 million in fiscal 1993 to $98.1 million in fiscal 1997. During this period, EBITDA (as defined herein) increased at a compound annual rate of 72.9%, from $2.2 million to $19.6 million.

  The Company's strategy of selling its branded products directly and exclusively to the approximately 9,700 stores in the Healthy Foods Channel has enabled it to benefit from the rapid growth of the Healthy Foods Channel. The Company believes that it is among the largest suppliers of nutritional supplements to the Healthy Foods Channel that develops, manufactures, markets and directly distributes a majority of its own products. The Company offers one of the broadest branded product lines in the industry with approximately 800 products and 1,400 SKUs, including approximately 200 SKUs exclusively sold internationally. None of the Company's products represented more than 2% of fiscal 1997 net sales. The Company markets its branded products through the industry's largest sales force dedicated to the Healthy Foods Channel. The Company seeks to be the market leader in the development of new and innovative products, introducing 172 new SKUs (including 147 new formulations) in fiscal 1997. The Company manufactured over 90% of its products in fiscal 1997 and believes that the quality of its products is among the highest in the industry.

  The VMS Market is highly fragmented and rapidly growing, generating $6.5 billion in 1996 sales, as compared to $5.0 billion in 1994. The Company believes that this rapid growth is due to a number of factors, including (i) increased interest in healthier lifestyles, (ii) the publication of research findings supporting the positive health effects of certain nutritional supplements and (iii) the aging of the "Baby Boom" generation combined with the tendency of consumers to purchase more nutritional supplements as they age.

  The Healthy Foods Channel consists of approximately 9,700 retailers including (i) independent health food stores, (ii) health food stores affiliated with local, regional and national health food chains (including healthy food supermarket chains, such as Whole Foods Market and Wild Oats Markets) and (iii) GNC stores. The Company believes that the Healthy Foods Channel will continue to experience strong growth based on the continued expansion of independent health food stores and local, regional and national health food chains in response to strong demand from consumers who desire product education, service and high quality natural ingredients. The Company believes there are significant differences between mass market retailers (such as drugstores, warehouse clubs and supermarkets), which typically offer a limited selection of discounted and lower potency items, and the Healthy Foods Channel, where natural ingredients, quality, potency, selection and customer support are more important. The Company benefits from substantially greater customer diversification than most of its larger competitors, with no single customer representing more than 5.5% of fiscal 1997 net sales.

  The Company believes it is well positioned to capitalize on the growth of the VMS Market and the Healthy Foods Channel. According to the Packaged Facts
Report:

  . The VMS Market grew at a 14.2% compound annual rate from 1994 to 1996 and is projected to grow at a 13.6% compound annual rate from 1996 to 2001, to $12.3 billion;

  . The Healthy Foods Channel generated $2.5 billion of retail sales in 1996, or 38.2% of the total VMS Market, representing the largest single channel;

  . The Healthy Foods Channel has been growing faster than the total VMS Market, achieving a 16.7% compound annual growth rate from 1994 to 1996; and

  . Sales of supplements (as defined in the Packaged Facts Report) in the VMS Market grew at a 35.6% compound annual rate from 1994 to 1996 and are expected to grow at a 25.0% compound annual rate from 1996 to 2001. Sales of supplements, the fastest growing segment of the VMS Market, represented 61.7% of the Company's fiscal 1997 net sales of branded products, as compared to 35.2% of the total VMS Market.

  The Company was formed in 1993 by senior management and Bain Capital to effect a consolidation strategy in the highly fragmented VMS Industry, which consists of over 400 manufacturers and marketers domestically. Since its formation, the Company has successfully completed four acquisitions, including Solaray, Premier One, KAL and Monarch. As a result of these acquisitions and internal growth, the Company has achieved rapid growth in net sales and operating income. Management believes that the Company is well positioned to continue to capitalize on the consolidation occurring in the VMS Industry. To increase the Company's operating efficiency and provide capacity for additional expansion, the Company is in the process of negotiating a lease for a 250,000 square foot facility into which the Company intends to consolidate seven of its current facilities.

BUSINESS STRATEGY

  The Company's strategy is to enhance its position as a leader in supplying quality branded products to the Healthy Foods Channel while continuing to generate rapid growth in sales and profitability. Unlike many of its competitors, the Company has chosen to focus exclusively on the Healthy Foods Channel. Specifically, the Company seeks to:

  . INCREASE MARKET SHARE IN THE RAPIDLY GROWING HEALTHY FOODS CHANNEL. The Company's strategy is to increase its share in the rapidly growing Healthy Foods Channel by (i) continuing to emphasize exclusive sales of its existing branded products to the Healthy Foods Channel, (ii) utilizing multiple brands and (iii) expanding its salesforce and its geographic coverage:

    --Exclusivity to the Healthy Foods Channel. The Company believes that retailers in the Healthy Foods Channel favor brands that are sold exclusively to the Healthy Foods Channel (i.e., that are not available through mass marketers) and that, as a result, retailers will continue to allocate additional shelf space to the Company's products.

    --Multiple Brand Strategy. The Company currently markets its products through a multiple brand strategy that the Company believes has been successful in encouraging retailers to allocate additional shelf space to the Company's brands. The Company intends to continue expanding its brands by extending existing product lines and developing new product lines. See "--Products."

    --Largest Sales Force Targeting the Healthy Foods Channel. The Company markets its products through a substantially larger direct sales force dedicated to the Healthy Foods Channel than that of any competitor. The Company currently anticipates adding additional individuals to its sales force to increase its sales efforts in certain highly populated areas that are currently underpenetrated by the Company. In particular, the Company seeks to increase its presence in the Northeast and Mid-Atlantic states including such markets as New York City, Long Island, Boston, Philadelphia and Washington D.C. In 1997, the Company implemented a new payment structure for its sales force that provides additional incentives for sales growth.

  . CONTINUE TO MAKE STRATEGIC ACQUISITIONS. The Company was founded in 1993 to effect a consolidation strategy in the fragmented VMS Industry. The Company plans to continue to capitalize on the significant opportunities for consolidation available in the VMS Industry. To date, the Company has successfully completed four acquisitions and will seek additional acquisitions that serve to expand the Company's brand names, broaden its product offerings or facilitate entry into complementary distribution channels.

  . CONTINUE TO DEVELOP NEW PRODUCTS AND PRODUCT EXTENSIONS. The Company is a market leader in the development of new and innovative products. During fiscal 1997, the Company introduced 147 new formulations of branded products compared to 96 in fiscal 1996. Branded products introduced in 1996 and 1997 represented 16.8% of fiscal 1997 net sales of branded products. The Company plans to continue developing new products as a significant element of its future growth.

  . CAPITALIZE ON STRONG INTERNATIONAL GROWTH. The Company believes that international sales represent a significant growth opportunity. Currently, the Company markets its products in over 30 countries, principally through international distributors. Net sales by Au Naturel, Inc., the Company's international subsidiary, grew 21.4% from 1996 to 1997 and represented 6.5% of the Company's fiscal 1997 net sales. The Company plans to continue to aggressively pursue international sales by adding additional salespeople, expanding its distribution and retailer network in high growth regions and continuing its efforts to register products and trademarks in attractive foreign markets.

PRODUCTS

  The Company currently sells approximately 800 different branded products and 1,400 SKUs, including approximately 200 SKUs exclusively sold internationally. The Company's products generally fall into one of three categories: (i) supplements, (ii) vitamins and minerals and (iii) diet, energy and other, representing approximately 820, 510 and 70 SKUs, respectively. The Company's products come in various formulations and delivery forms, including tablets, capsules, softgels, liquids, powders and whole herbs. Many of the Company's products are marketed under two or more brand names. For example, saw palmetto berry and coenzyme Q-10 are both sold through the KAL and Solaray product lines, as are many of the Company's other popular items such as gingko biloba, various minerals, single vitamins and digestive supplements. The Company's most popular products include the following: CranActin, Echinacea, Gingko Biloba, Pygeum/Saw Palmetto, Royal Jelly, St. John's Wort, Super DietMax and multivitamin/mineral formulas, such as Spectro.

  The Company currently markets its products through a multiple brand strategy that the Company believes has been successful in encouraging retailers to allocate additional shelf space to the Company's brands. The Company has enhanced the strength of all of its brands since their respective acquisitions by (i) consolidating sales forces and increasing the brands' geographic coverage through an expanded sales force, (ii) instituting performance and growth based incentives for brand managers and sales representatives, (iii) introducing more sophisticated management information systems and (iv) updating the brand's packaging.

  The Company's portfolio of established brand names consists of the following:

  Solaray. Solaray began manufacturing and selling herbal products in 1973, originally as a pioneer in formulating and marketing blended herbal products, which contain two or more herbs with complementary effects. From its inception, Solaray focused on encapsulated products, which offer rapid disintegration and are easy to swallow, and for over ten years has sold its products through independent sales representatives to the Healthy Foods Channel. By 1984, Solaray had become a full line manufacturer, carrying not only herbs, but also a full line of vitamins and minerals. Solaray has become one of the most popular and well-known brands of nutritional supplements in the Healthy Foods Channel, and has developed a reputation for quality, consistency and innovation. Three of the most popular products developed by Solaray include (i) Spectro, considered by many to be the premier multivitamin/mineral supplement, (ii) CranActin, which the Company believes is the best-selling cranberry supplement in the Healthy Foods Channel, and (iii) Pygeum/Saw Palmetto, two ingredients intended to help maintain a healthy prostate. As of September 30, 1997, the Solaray line consisted of 629 SKUs. Solaray's brand packaging is consistently distinguished by white bottles with a rainbow of seven colors across the top of the label as a backdrop to the distinctive Solaray logo.

  KAL. The KAL product line was established in Southern California in 1932 as one of the first nutritional supplement lines in the United States. Although KAL's first products were in powdered form, KAL soon shifted its focus to tableted products, which are more economical than capsules as a delivery form and which allow for fewer units per dose than encapsulated products. KAL has been a pioneer in the introduction of new and innovative products, as well as new and unique delivery forms. Among its innovative product introductions was Beyond Garlic, which remains a popular garlic product in the Healthy Foods Channel and was the first "enteric coated softgel" garlic product. This unique delivery form allowed for fresh garlic oil inside of a softgel to pass through the stomach into the intestine before being digested, thereby virtually eliminating any potential garlic odor. KAL was also the first nutritional supplement marketer in the Healthy Foods Channel to introduce pycnogenol and melatonin. More recently, KAL has been an innovator in introducing lipospray products, a new delivery form that allows for quick absorption through a liquid spray. As of September 30, 1997, the KAL line consisted of 593 SKUs. KAL's brand packaging consists of a white bottle with a red and platinum label distinguished by a diagonal white stripe, platinum borders and a circular red and black KAL logo.

  NaturalMax. The NaturalMax brand began as a product line of the KAL brand in approximately 1993, with a focus on diet products (with diet plans) as well as energy and rest products. The NaturalMax brand uses tablets, softgels, capsules and liquids, depending on the most desired form for the particular product. After the KAL/Max Acquisition, the Company established NaturalMax as a separate brand in order to bring special focus to the NaturalMax product line. The product line includes such innovative and popular products as Super DietMax (which recently received the Vity Award as the number one diet product in the Healthy Foods Channel) and Thin-Thin, a nutritional supplement and diet plan with natural 5-HTP derived from griffonia beans. As of September 30, 1997, the NaturalMax line consisted of 85 SKUs. The packaging of NaturalMax products always includes the distinctive NaturalMax logo.

  Premier One. The Premier One brand was founded in July 1984 in Omaha, Nebraska as one of the first product lines devoted entirely to natural, nutritional supplements derived from bee products. The Premier One brand uses various delivery forms, each chosen for its particular benefits, including capsules, chewable wafers, granules, energy bars, tinctures and products in a honey base. The Company believes that by 1995 the Premier One Royal Jelly products had become the best-selling royal jelly products in the Healthy Foods Channel. As of September 30, 1997, the Premier One line consisted of 42 SKUs. Aside from Royal Jelly in Honey, some of Premier One's other popular products include Raw Energy, an energy product that includes royal jelly, bee pollen and a variety of herbs, and Beefense, a popular product which includes bee propolis and echinacea. Premier One's brand packaging includes a distinctive logo of a bee harvesting scene in a mountain setting, with gold highlights on the label.

  VegLife. VegLife is relatively new brand which began in 1992 as a product line under the Solaray brand. The goal was to create a line of products that would be suitable for strict vegetarians, who will not consume any products which include any animal-derived ingredients, including gelatin capsules. VegLife was among the first to introduce a line of nutritional supplements using a cellulose-based capsule with substantially equivalent characteristics to traditional gelatin capsules. Vegetarian consumers showed substantial interest in this product line, and the Company established it as a separate brand in 1995 in order to allow a management team to focus on the development of a full line of vegetarian products. This team scrutinizes every element of each product developed, as well as the materials used in formulation, to ensure that strict vegetarian standards are met. The VegLife brand focuses primarily on encapsulated products, but also now includes a popular soy-based protein drink supplement sold under the trademark Peaceful Planet. As of September 30, 1997, the VegLife brand included 38 SKUs. VegLife's brand packaging includes a distinctive green and blue label, as well as a logo with an attractive depiction of a budding plant.

  Solar Green. Solar Green was launched in May of 1997 as the Company's newest brand. The Solar Green brand is focused on chlorophyll-laden "green foods," such as algaes (including chlorella, spirulina and blue green algae) and cereal grasses (such as barley and wheat grass). These products are currently offered in tablet forms. Solar Green also recently introduced three separate "green food" drink mixes which can be combined with juice or water to create a nutritious beverage supplement. As of September 30, 1997, the Solar Green brand included five tableted products and three green drink mixes. Solar Green's brand packaging includes a distinctive Solar Green logo and a label with green borders and accents.

SALES AND MARKETING

  The Company promotes demand for its products by educating retailers, who in turn educate consumers, as to the qualities of its natural vitamin, mineral and herbal nutritional supplements and the wide range of its products. The Company's branded products are currently sold in the United States exclusively to retailers in the Healthy Foods Channel, which consists of approximately 9,700 stores, including approximately (i) 5,700 independent health food stores, (ii) 1,000 health food stores affiliated with local, regional and national health food chains (including healthy food supermarket chains such as Whole Foods Market and Wild Oats Markets) and (iii) 3,000 GNC stores. Unlike many of its competitors, the Company has chosen to focus exclusively on the Healthy Foods Channel. The Company believes that its products are attractive to retailers due to factors such as the strength of its brand names, the quality and potency of its products, service and the availability of sales support and educational materials regarding the products.

  The Company markets its products through a substantially larger direct sales force dedicated to the Healthy Foods Channel than that of any competitor. The Company's 56 independent sales representatives regularly visit each assigned health food store in their respective territories to provide product sales assistance. In addition, to service its largest customers, the Company employs nine key account representatives to provide sales and product support. The Company's sales force educates retailers regarding the Company's products, communicates special promotions, monitors inventory levels, performs in-store demonstrations and assists retailers in other ways to promote sales of the Company's products. In 1997, the Company implemented a new payment structure for its sales force that provides additional incentives for sales growth. The Company believes that this structure has resulted in improved customer service and increased sales. The Company currently anticipates adding additional individuals to its sales force to increase its sales efforts in certain highly populated areas that are currently underpenetrated by the Company. In particular, the Company seeks to increase its presence in the Northeast and Mid-Atlantic states including such markets as New York City, Long Island, Boston, Philadelphia and Washington D.C.

  The Company also sells products directly to certain retailers through its telephone marketing organization. The telephone marketing organization is generally assigned accounts not covered by a sales representative or the key accounts department and provides the retailer with information regarding special promotions or pricing on certain products. The telephone marketing organization is particularly well-suited for the rapid dissemination of information regarding new products or programs.

  The Company's marketing efforts are focused on educating retailers to enable them to then educate the ultimate consumer about the Company's products. The Company sponsors a retailer seminar program, which the Company believes has made an important contribution to the growth of its brands. These seminars are held both in Utah and in the field, on a regional and state by state basis. The Company also sponsors seminars for consumers. Participants receive product education presentations with background information relating to existing products and with special emphasis given to new products. The Company's seminars are designed to foster relationships with the Company's customers in the Healthy Foods Channel and to increase retailer and consumer awareness of the Company's products.

  Au Naturel, Inc. ("Au Naturel") is a wholly-owned subsidiary of the Company which was formed in fiscal 1995 for the purpose of marketing the Company's branded products internationally. During fiscal 1997, Au Naturel marketed products to distributors and customers in approximately 30 foreign countries. As of September 30, 1997, it had approximately 200 branded formulations labeled and designed for various foreign customers. Although Au Naturel is not a product brand, it functions as a separate business unit. Au Naturel markets standard and unique formulations that must meet specific requirements of certain foreign countries, including minor product formulation and labeling changes for Au Naturel's international customers. Au Naturel uses specialized labels to meet the specific requirements of each country. The Company believes that international sales represent a significant growth opportunity. Net sales by Au Naturel grew 21.4% from 1996 to 1997 and represented 6.5% of the Company's fiscal 1997 net sales.

RESEARCH AND DEVELOPMENT; QUALITY CONTROL

  The Company has a strong commitment to research and development. The Company believes that product quality and innovation are fundamental to its long-term growth and success. Through its research and development efforts, the Company seeks to (i) identify the active ingredients in current and potential new products, (ii) test the safety, potency and efficacy of products, (iii) develop more effective and efficient means of extracting ingredients for use in products, (iv) develop testing methods for ensuring and verifying the consistency of the dosage of ingredients included in the Company's products,
(v) develop new, more effective product delivery forms and (vi) develop new products either by combining existing ingredients used in nutritional supplements or identifying new ingredients that can be used in nutritional supplements. The Company's efforts are designed to lead not only to the development of new and improved products, but also to ensure effective manufacturing quality control measures.

  The Company has entered into a cooperative arrangement with Weber State University in Ogden, Utah through which, among other things, the University provides the Company with access to certain laboratory space and equipment. The University has assigned one faculty member as a project director to coordinate the use of any projects undertaken at the University facility. The Company also conducts research and development in Company-owned laboratories. The Company currently employs 13 professionals in its research and development and quality control departments, including three with post-graduate degrees, of which two are Ph.D.'s. These 13 professionals have degrees in chemistry, botany, microbiology, nutrition and engineering and, in many cases, have received training in natural health food products. In addition, the Company retains the services of outside laboratories from time to time to validate its product standards and manufacturing protocols.

  The Company's quality control program seeks to ensure the superior quality of the Company's products and that they are manufactured in accordance with current Good Manufacturing Practices. The Company's processing methods are monitored closely to ensure that only quality ingredients are used and to ensure product purity. The Company has been a leader in establishing industry product quality guidelines.

MANUFACTURING

  The Company's manufacturing process generally consists of the following operations (i) extracting the ingredients contained in a particular product from a bulk source of such ingredient and measuring the ingredient for inclusion in such product, (ii) blending the measured ingredients into a mixture with a homogeneous consistency and (iii) encapsulating or tableting the blended mixture into the appropriate dosage form using either automatic or semiautomatic equipment. The next step, bottling and packaging, involves placing the encapsulated or tableted product in packaging with appropriate tamper-evident features and sending the packaged product to the distribution point for delivery to retailers. The Company places special emphasis on quality control and conducts inspections throughout the manufacturing process, including raw material verification, homogeneity tests, weight deviation measurements and package quality sampling. See "--Research and Development; Quality Control."

  The Company manufactured over 90% of its products in fiscal 1997, based on net sales. By manufacturing the majority of its own products, the Company believes it maintains better control over product quality and availability while also reducing production costs. The Company's manufacturing operations are performed in its facilities located in the greater Ogden, Utah area. Total manufacturing square footage is approximately 60,000 square feet. In addition, the Company currently performs more than 90% of all packaging of its branded products, based on SKUs. The Company also has a working relationship with numerous outside manufacturers and packagers and utilizes these outside sources from time to time.

  Monarch Nutritional Laboratories and Great Basin Botanicals source raw material components, provide contract grinding and milling services, manufacture premium bulk formulations and supply these to the Company and other marketers of nutritional supplements, including, in certain cases, competitors of the Company. Monarch was acquired in October 1995, and certain assets of Great Basin were purchased in March 1997. As of September 30, 1997, Monarch/Great Basin manufactured and sold 789 different products and combinations.

MANAGEMENT INFORMATION AND COMMUNICATION SYSTEMS

  Beginning in November 1995, the Company installed an upgraded client server computer system for handling order entry and invoicing, shipping, warehouse operations and customer service inquiries. The new system provides more efficient product delivery and more detailed order information and allows for better inventory management. The Company believes that this system has improved operating efficiencies and customer service. In addition, the Company has installed a state-of-the-art telephone communication system which provides the platform for computer-telephone integration and facilitates intra-company communication.

MATERIALS AND SUPPLIERS

  The Company utilizes a centralized purchasing staff, employing individuals with extensive product knowledge and experience related to herbs, minerals, bulk products, bottles, caps, labels, packaging and advertising, marketing and selling material and merchandise. The purchasing department, in cooperation with the quality control department, maintains supplier relationships and gathers market information to inform management of issues that might adversely impact the Company's ability to acquire sufficient quantities of raw materials to meet customer demand. The Company engages in extensive sample testing of raw materials to be incorporated in the Company's products.

  The Company believes that its continued success will depend upon the availability of raw materials that permit the Company to meet its labeling claims, quality control standards and demand for unique ingredients. Due to issues related to quality, efficacy, safety or third-party intellectual property protection, a number of the Company's branded products (which accounted for approximately 31% of the Company's fiscal 1997 net sales) contain one or more of approximately 72 ingredients that may only be available from a single source or supplier. In addition, the supply of herbal products is subject to the same risks normally associated with agricultural production, such as climatic conditions, insect infestations and availability of manual labor for harvesting. Any significant delay in or disruption of the supply of raw materials could substantially increase the cost of such materials and could require product reformulations, as well as the qualification of new suppliers and repackaging. Accordingly, while no single product accounted for more than 2% of the Company's net sales in fiscal 1997, there can be no assurance that the disruption of the Company's supply sources will not have a material adverse effect on the Company.

  Although the Company acquires the majority of its raw materials from U.S. suppliers, the ingredients of a number of the Company's products (which accounted for approximately 38% of the Company's fiscal 1997 net sales) include one or more of approximately 188 ingredients that originate outside of the United States. The Company's business is therefore subject to the risks generally associated with doing business outside the United States, such as delays in shipments, embargoes, changes in economic and political conditions, tariffs, foreign exchange rates and trade disputes. The Company's business is also subject to the risks associated with the enactment of United States and foreign legislation and regulations relating to imports and exports, including quotas, duties, taxes or other charges or restrictions that could be imposed upon the importation of products into the United States.

  The Company seeks to mitigate the risk of the shortage of certain raw materials through its relationships with approximately 100 principal suppliers. To help reduce the possibility of shortages, the Company acquired Monarch, a manufacturer of premium bulk formulations, in fiscal 1995 and in fiscal 1997 purchased manufacturing equipment and hired personnel to allow more extensive vertical integration and to improve the quality and consistency of ingredients.

DISTRIBUTION

  The Company ships the majority of its products directly to retailers via Federal Express. Shipments are generally made from the Company's primary distribution facilities in Clearfield, Utah and Memphis, Tennessee. These distribution facilities have been strategically located to reduce the Company's expenses relating to outbound freight charges without sacrificing delivery times. Each facility has approximately 25,000 square feet of floor space. Certain of the Company's largest customers receive shipments directly from the Company's central warehouse, located in a separate facility in Clearfield, Utah, which also services the Company's two primary distribution centers.

  The Company is in the process of negotiating a lease for a 250,000 square foot facility in the Ogden, Utah area in which it intends to consolidate distribution and certain other operations which are currently being performed in seven different buildings and locations. This facility will be designed to respond quickly to customer demands for the Company's products with a minimum of out-of-stocks and a minimum of finished goods inventory. By integrating the bulk product inventory distribution operation with the bottling and packaging operation, the Company believes it will be able to bottle and package finished goods on a more selective customer demand basis. The Company's expects that its Memphis, Tennessee facility will continue to operate for Eastern distribution.

GOVERNMENT REGULATION

  The formulation, manufacturing, processing, packaging, labeling, advertising, distribution and sale of nutritional supplements such as those sold by the Company are subject to regulation by one or more federal agencies, principally the FDA and the FTC, and to a lesser extent the Consumer Product Safety Commission and United States Department of Agriculture. These activities are also regulated by various governmental agencies for the states and localities in which the Company's products are sold, as well as by governmental agencies in certain foreign countries in which the Company's products are sold. Among other matters, regulation of the Company by the FDA and FTC is concerned with claims made with respect to a product which refer to the value of the product in treating or preventing disease or other adverse health conditions.

  Federal agencies, primarily the FDA and FTC, have a variety of remedies and processes available to them, including initiating investigations, issuing warning letters and cease and desist orders, requiring corrective labels or advertising, requiring consumer redress (for example, requiring that a company offer to repurchase products previously sold to consumers), seeking injunctive relief or product seizure and imposing civil penalties or commencing criminal prosecution. In addition, certain state agencies have similar authority, as well as the authority to prohibit or restrict the manufacture or sale of products within their jurisdiction. These federal and state agencies have in the past used these remedies in regulating participants in the nutritional supplements industry, including the imposition by federal agencies of civil penalties in the millions of dollars against a few industry participants. In addition, certain product lines now manufactured by the Company had been the subject of investigations prior to the acquisition of those product lines by the Company. Although none of these investigations has had a material adverse effect on the Company, there can be no assurance that future regulatory action will not have such an effect. There can be no assurance that the regulatory environment in which the Company operates will not change or that such regulatory environment, or any specific action taken against the Company, will not result in a material adverse effect on the Company's business, financial condition or results of operations. In addition, increased sales and publicity of nutritional supplements may result in increased regulatory scrutiny of the nutritional supplements industry.

  The Dietary Supplement Health and Education Act of 1994 (the "Act") was enacted in October 1994, amending the Food, Drug and Cosmetic Act. The Company believes this law is generally favorable to the dietary supplement industry. The Act establishes a new statutory class of "dietary supplements," which includes vitamins, minerals, herbs, amino acids and other nutritional supplements for human use to supplement the diet and includes in such class all dietary ingredients on the market as of October 15, 1994. Such class of nutritional supplements will not require the submission by the manufacturer or distributor of evidence of a history of use or other evidence of safety establishing that the supplement will reasonably be expected to be safe, but a nutritional supplement which contains a dietary ingredient which was not on the market as of October 15, 1994 does require such submission of evidence of a history of use or other evidence of safety. Among other things, this law prevents the further regulation of dietary ingredients as "food additives" and allows the use of statements of nutritional support on product labels.

  The FDA is currently proposing to regulate the sale of nonprescription products containing ephedra, a natural product that contains a small percentage of ephedrine alkaloids which are used in some prescriptions and over the counter stimulants and antihistamines. Approximately 3.9% of the Company's fiscal 1997 net sales were derived from diet and energy products that contain ephedra. Various state legislatures and agencies have also expressed concern regarding ephedra-based products. For example, Arkansas, Missouri, Ohio, Florida and Texas have passed legislation or adopted regulations regulating the over-the-counter sale of certain ephedra products or are in the process of doing so. The Company believes that other states are considering or will consider taking similar action and may take such action in the future. The loss of sales of these products or a further limitation in the states and other jurisdictions where these products may be sold could have a material adverse effect on the Company.

  In October 1997 the Company and a number of other suppliers, processors and marketers received warning letters from the FDA relating to an allegedly contaminated batch of an herb called plantain. These letters claimed that the plantain, which had been shipped to the United States from Europe, had been contaminated with another botanical product with potentially harmful side effects. The letter that the Company received alleged that some of this plantain had been included in a shipment of products that Great Basin had processed for a third party on a contract basis. The Company has replied to the FDA, denying responsibility for processing any plantain that may have caused any adverse effects and affirming its commitment to good manufacturing practices. There can be no assurances that the FDA will not take further action and that, if taken, such action will not result in a material adverse effect on the Company.

  The Company has received a notice that it may be a defendant along with a number of other participants in the dietary supplement industry in a threatened action by certain private litigants or the Attorney General of the State of California, which alleges that certain products containing fish and salmon oils also may be in violation of a California law known as "Proposition 65" for failure to include required warning labels. Proposition 65 allows private litigants or the California Attorney General to recover monetary penalties or injunctive relief under certain circumstances. The Company intends to dispute the allegations, and is considering joining a joint defense group with other participants in the nutritional supplements industry who have been named as defendants in such action. The Company also intends to explore the possibility of seeking indemnification from the suppliers of the products in question, which are simply bottled and distributed by the Company, as well as from Old KAL (the seller in the KAL/Max Acquisition) with respect to sales that occurred prior to the KAL/Max Acquisition. The foregoing action may result in monetary penalties, a settlement adverse publicity, lost sales or a change in the Company's labeling as to the products in question and could have a material adverse effect on the Company.

  In March 1993, the staff of the Cleveland Regional Office of the FTC began an investigation into advertising claims made by the seller in the KAL/Max Acquisition, and made an inquiry to the Company in August 1995 concerning certain products and claims associated with the KAL and NaturalMax product lines. The Company has responded to the FTC and, to the Company's knowledge, the FTC has taken no further action.

  There can be no assurance that the foregoing proceedings or investigations or any future proceedings or investigations will not have a material adverse effect on the Company.

COMPETITION

  The nutritional supplements segment of the natural health food products industry is highly competitive. The Company's principal competitors in the Healthy Foods Channel include a limited number of large nationally known manufacturers (such as Twinlab Corporation, Solgar Vitamin and Herb Company, Inc. and Nature's Way Products, Inc.) and many smaller manufacturers and distributors of nutritional supplements. Certain of the Company's principal competitors are larger than the Company, have greater access to capital and may be better able to withstand volatile market conditions within the VMS Industry. Moreover, because this industry generally has low barriers to entry, additional competitors could enter the market at any time. In that regard, although the VMS Industry to date has been characterized by many relatively small participants, there can be no assurance that national or international companies (which may include pharmaceutical companies or other suppliers to mass merchandisers) will not seek in the future to enter or to increase their presence in this industry. Increased competition in the industry could have a material adverse effect on the Company.

INTELLECTUAL PROPERTY

  As of September 30, 1997, the Company owned 34 trademarks which have been registered with the United States Patent and Trademark Office and had filed applications to register an additional 27 trademarks. In addition, the Company claims domestic trademark and servicemark rights in numerous additional marks used by the Company. The Company owns a number of trademark registrations in foreign countries and is in the process of filing additional registration applications in various countries. The Company regards its trademarks and other proprietary rights as valuable assets and believes they make a significant positive contribution to the marketing of its products.

  The Company protects its legal rights concerning its trademarks by appropriate legal action. The Company relies on common law trademark rights to protect its unregistered trademarks. Common law trademark rights do not provide the company with the same level of protection as afforded by a United States federal registration of a trademark. In addition, common law trademark rights are limited to the geographic area in which the trademark is actually used, while a United States federal registration of a trademark enables the registrant to stop the unauthorized use of the trademark by any third party anywhere in the United States, even if the registrant has never used the trademark in the geographic area wherein the unauthorized use is being made (provided, however, that an unauthorized third party user has not, prior to the registration date, perfected its common law rights in the trademark in that geographic area). The Company has registered and intends to register its trademarks in certain foreign jurisdictions where the Company's products are sold. However, the protection available in such jurisdictions may not be as extensive as the protection available to the Company in the United States.

  The Company is currently involved in trademark infringement litigation relating to the Solaray rainbow logo. The Company is vigorously defending the suit and believes that its use of such logo does not infringe on the plaintiff's registered trademark. See "Legal Proceedings."

EMPLOYEES

  At September 30, 1997, the Company and its subsidiaries employed over 400 full-time and over 30 part-time employees. None of the Company's employees is represented by a collective bargaining unit. The Company believes that it has a good relationship with its employees.

FACILITIES

  The Company owns a manufacturing facility located in Ogden, Utah which produces branded products for Solaray, KAL, NaturalMax, Premier One, VegLife and Solar Green. The Company leases all other facilities, which lease terms expire between 1997 and 2003. The following is a list of all facilities utilized by the Company:

PURPOSE                                      LOCATION           SQUARE FOOTAGE
Raw material and bulk distribution*......... Ogden, Utah            40,000
Brand manufacturing......................... Ogden, Utah            31,230
Finished goods warehouse*................... Clearfield, Utah       28,000
International and custom manufacturing*..... Clearfield, Utah       28,000
Western distribution*....................... Clearfield, Utah       25,200
Great Basin manufacturing*.................. Clearfield, Utah       24,700
Eastern distribution........................ Memphis, Tennessee     22,400
Monarch manufacturing*...................... Ogden, Utah            21,100
Brand marketing and product development..... Park City, Utah         8,480
Printing facility*.......................... Las Vegas, Nevada       7,974
Administrative offices and customer
 service.................................... Ogden, Utah             7,830
Executive offices and corporate sales and
 marketing.................................. Park City, Utah         6,103
Research, development and quality control... Ogden, Utah             1,813

---------------------
* The operations currently housed in these facilities are expected to be moved to the Company's proposed 250,000 square foot facility, a lease for which is currently under negotiation.

LEGAL PROCEEDINGS

  The Company is currently a party to various claims and legal actions which arise in the ordinary course of business. The Company believes such claims and legal actions, individually or in the aggregate, will not have a material adverse effect on the business, financial condition or results of operations of the Company. The Company carries insurance coverage in the types and amounts that management considers reasonably adequate to cover the risks it faces in the industry in which it competes. There can be no assurance, however, that such insurance coverage will be adequate to cover all losses which the Company may incur in future periods.

  The Company is also currently involved in a lawsuit relating to a former international distributor of Old Premier in which the plaintiff alleges damages as a result of the breach of the distribution agreement between Old Premier and such person relating to the supply of products. The plaintiff alleges that the Company assumed the contract. The Company does not believe such claim, if successful, would have a material adverse effect on the business, financial condition or results of operations of the Company.

  The Company has been sued by American Cyanimid, the manufacturer of the Centrum line of vitamin/mineral supplements. American Cyanimid alleges that the Solaray rainbow logo, as well as the KAL rainbow logo (since abandoned) infringes, or has infringed, on the Centrum color spectrum logo. The Company believes the claim is without merit and is vigorously defending the lawsuit. The case appears to be proceeding to trial, and although the Company expects to prevail, there can be no assurance of this, nor any assurance that the Company may not be required to pay damages or attorney fees and costs, and change or abandon the Solaray rainbow logo.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER KEY EMPLOYEES

  The following table sets forth certain information concerning the directors, executive officers and certain other key employees of the Company.

NAME                         AGE                     POSITION
Frank W. Gay II.............  52 Director, Chairman of the Board and Chief
                                 Executive Officer
Bruce R. Hough..............  43 Director, President
Jeffrey A. Hinrichs.........  40 Director, Chief Operating Officer and Executive
                                 Vice President
William T. Logan............  55 Senior Vice President, Marketing and Sales
Leslie M. Brown, Jr.........  33 Senior Vice President, Finance and Chief
                                 Financial Officer
Stanley E. Soper............  34 Vice President, Legal Affairs
David M. Vance..............  56 President, Au Naturel
Robert C. Gay...............  46 Director
Geoffrey S. Rehnert.........  40 Director
Matthew S. Levin............  31 Director

  Frank W. Gay II has served as the Chairman of the Board of Directors of the Company since its inception and as Chief Executive Officer since 1994. Mr. Gay has been a partner of F.W. Gay & Sons, a private equity investment group, from 1967 to present.

  Bruce R. Hough has served as a member of the Board of Directors of the Company since its inception and was made its President in 1994. Prior to joining the Company, Mr. Hough acted as a consultant from 1991 to 1993 and as President of Keystone Communications, a telecommunications firm, from 1987 to 1991.

  Jeffrey A. Hinrichs has served as the Chief Operating Officer and Executive Vice President of the Company since 1994. Prior to joining the Company, Mr. Hinrichs served as President of Solaray, now a subsidiary of the Company, from 1993 to 1994 and as Chief Financial Officer and in other management positions with Solaray from 1984 to 1993.

  William T. Logan has served as Senior Vice President, Marketing and Sales since February 1995. Mr. Logan served as Senior Vice President of Old Kal from 1978 to January 1995. Prior to joining Old Kal, he held several sales and marketing positions with Gillette.

  Leslie M. Brown, Jr. joined the Company in January 1995 as Vice President and Controller. Mr. Brown became Senior Vice President, Finance and Chief Financial Officer in October 1997. Prior to joining the Company, he was employed by Price Waterhouse LLP. Mr. Brown is a Certified Public Accountant.

  Stanley E. Soper has been Vice President, Legal Affairs for the Company since July 1997. Mr. Soper graduated from Yale Law School in 1991, and was in private law practice from 1991 to 1997, most recently with Holland & Hart LLP.

  David M. Vance served as the Senior Vice President--Administration and Chief Financial Officer of the Company from May 1995 to July 1997. In July 1997, he become President of Au Naturel. Prior to joining the Company, Mr. Vance was Assistant Treasurer--International of Cooper Industries, a diversified manufacturing company, from 1985 to 1995.

  Robert C. Gay has served as a Director of the Company since its inception. He has been a Managing Director of Bain Capital, Inc., a private equity firm, since 1993, and has been a general partner of Bain Capital Venture Capital since 1989. He is also Vice Chairman of the Board of Directors of IHF Capital, parent of ICON Health and Fitness Inc., a manufacturer and distributor of home health equipment. In addition, Mr. Gay serves as a director of American Pad & Paper Company, an office supply manufacturer; Cambridge Industries, Inc., a manufacturer of automotive parts; GS Technologies Corporation, a manufacturer of specialty steel products; Physio-Control International Corporation, a manufacturer of defibrillators and vital sign assessment devices; and GT Bicycles Inc., a manufacturer and distributor of bicycles.

  Geoffrey S. Rehnert has served as a Director of the Company since its inception. He has been a Managing Director of Bain Capital since 1993, a general partner of Bain Capital Venture Capital since 1987 and a general partner of Bain Capital Partners since 1986. Mr. Rehnert serves as a director of Kollmorgen Corp., a manufacturer of electric motors; ICON Health and Fitness, Inc., a manufacturer and distributor of home health equipment; FTD, Inc., a floral services company; and is Chairman of GT Bicycles, Inc., a manufacturer and distributor of bicycles.

  Matthew S. Levin served as a Director of the Company from its inception through January 1995 and also from December 1996 to the present. Mr. Levin is an associate with Bain Capital. Mr. Levin joined Bain Capital in 1992, and attended the Harvard Business School from 1994 to 1996. From 1988 to 1991, Mr. Levin was a consultant with Bain & Company, Inc.

  At present, all directors are elected annually and serve until the next annual meeting of stockholders or until the election and qualification of their successors. Effective upon the consummation of the Offering, the Board of Directors will be divided into three classes, as nearly equal in number as possible, with each Director serving a three year term and one class being elected at each year's annual meeting of stockholders. Messrs. Levin and Hough will be in the class of directors whose term expires at the 1998 annual meeting of the Company's stockholders. Messrs. Rehnert and Hinrichs will be in the class of directors whose term expires at the 1999 annual meeting of the Company's stockholders. Messrs. Robert C. Gay and Frank W. Gay II will be in the class of directors whose term expires at the 2000 annual meeting of the Company's stockholders. At each annual meeting of the Company's stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified. Following the consummation of the Offering, the Company will establish an Audit Committee consisting of at least two independent directors and a Compensation Committee consisting of at least two independent directors.

EXECUTIVE COMPENSATION

  Prior to the Offering, the Board did not have a Compensation Committee. Decisions concerning the compensation of executive officers and senior management during fiscal 1997 were made by Messrs. Frank W. Gay II and Matthew
S. Levin with the advice of the Board. The one time payment to the Company's Chief Executive Officer in 1997 was approved by the Board with Messrs. Frank
W. Gay II and Robert C. Gay abstaining. Following the consummation of the Offering, the Board will establish a Compensation Committee, which will include two or more independent directors to make decisions regarding salaries, incentive compensation, stock option grants and other matters with respect to executive officers and other key employees of the Company.

  The following table sets forth in summary form information concerning the compensation for all services rendered in all capacities to the Company and its subsidiaries for the fiscal year ended September 30, 1997 for Mr. Frank W. Gay II and the four other most highly compensated executive officers of the Company during the fiscal year ended September 30, 1997 (collectively, the "named executive officers").

                          SUMMARY COMPENSATION TABLE

                                        ANNUAL COMPENSATION
                             -----------------------------------------
                                                                       SECURITIES
                                                        OTHER ANNUAL   UNDERLYING
NAME AND PRINCIPAL POSITION  YEAR SALARY (A) BONUS(B) COMPENSATION (C)  OPTIONS
Frank W. Gay II, Chief
 Executive Officer........   1997  $181,000  $177,189    $1,707,615(d)
Bruce R. Hough,
 President................   1997   161,346    57,000         7,933
Jeffrey A. Hinrichs, Chief
 Operating Officer........   1997   151,538    74,534         7,481
William T. Logan, Senior
 Vice President, Marketing
 and Sales................   1997   121,154    22,500         5,981
David M. Vance, President,
 Au Naturel, Inc..........   1997   135,577    38,625         6,721

---------------------
(a) Includes amounts earned in fiscal 1997, but deferred at each named executive officer's election pursuant to the Company's 401(k) Plan.
(b) Does not include bonus expected to be paid prior to December 15, 1997 in respect of fiscal 1997.
(c) Includes matching contributions made by the Company under its 401(k) Plan.
(d) Includes the one-time payment of $1.7 million.

COMPENSATION PURSUANT TO BENEFIT PLANS AND ARRANGEMENTS

 STOCK OPTIONS

  No grants of stock options were made to any of the named executive officers during fiscal 1997. No stock appreciation rights ("SARs") were granted during fiscal 1997.

 OPTION EXERCISES AND HOLDINGS

  No stock options or SARs were exercised by the named executive officers during fiscal 1997. The following table sets forth information with respect to the aggregate number of unexercised options to purchase Common Stock and SARs granted in all years to the named executive officers and held by them as of September 30, 1997, and the value of unexercised in-the-money options (i.e., options that had a positive spread between the exercise price and the initial public offering price of the Common Stock) as of September 30, 1997:

    AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END
                               OPTION/SAR VALUES

                                                                NUMBER OF SECURITIES
                                                               UNDERLYING UNEXERCISED   VALUE OF UNEXERCISED IN-
                                                                   OPTIONS/SARS AT       THE-MONEY OPTIONS/SARS
                                                                   FISCAL YEAR END        AT FISCAL YEAR END(A)
                          SHARES ACQUIRED                     ------------------------- -------------------------
          NAME           UPON EXERCISE (#) VALUE REALIZED ($) EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
Frank W. Gay II.........        --                --                      /                       $ /
Bruce R. Hough..........        --                --                      /                         /
Jeffrey A. Hinrichs.....        --                --                      /                         /
William T. Logan........        --                --                      /                         /
David M. Vance..........        --                --                      /                         /

---------------------
(a) At an assumed initial public offering price of $    per share, minus the
    exercise price.

STOCK PLANS

 1995 STOCK PLAN

  The Company's 1995 Stock Plan (the "1995 Stock Plan") authorizes grants of stock options, including options that are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code, and sales of any class or classes of common stock to current or future employees, directors, consultants or advisors of the Company or its subsidiaries. The 1995 Stock Plan authorizes the granting of stock options for
up to an aggregate of     shares of Common Stock (after giving effect to the

Reclassification), subject to adjustment upon the occurrence of certain events to prevent any dilution or expansion of the rights of participants that might otherwise result from the occurrence of such events. Under the 1995 Stock Plan, the Board is authorized to grant options at any time prior to the termination of the 1995 Stock Plan in such quantity, at such price, on such terms and subject to such conditions as established by the Board. To date, nonqualified
options to purchase an aggregate of     shares (after giving effect to the
Reclassification) of Common Stock have been issued under the 1995 Stock Plan.
Of the options to purchase an aggregate of     shares of Common Stock (after
giving effect to the Reclassification) that have been granted to date, options
to purchase an aggregate of     shares of Common Stock (after giving effect to
the Reclassification) will be exercisable at the consummation the Offering and
the remaining options to purchase an aggregate of     shares of Common Stock
(after giving effect to the Reclassification) will vest over a four-year period
commencing on    , 1996. The exercise price of the options granted under the
1995 Stock Plan is approximately $    per share with respect to options to
purchase     shares of Common Stock (such dollar amount and number of shares
giving effect to the Reclassification) and $    per share with respect to
options to purchase     shares of Common Stock (such dollar amount and number
of shares giving effect to the Reclassification).

 1998 STOCK PLAN

  The Board and stockholders of the Company have approved the Nutraceutical International Corporation 1998 Stock Incentive Plan (the "1998 Stock Plan"). The 1998 Stock Plan will be administered by a Compensation Committee (the "Committee"), composed of at least two Non-Employee Directors (as that term is defined in Rule 16b-3 under the Exchange Act), who will be appointed by the Board. Certain employees, advisors and consultants of the Company will be eligible to participate in the 1998 Stock Plan (a "Participant"). The Committee will be authorized under the 1998 Stock Plan to select the Participants and determine the terms and conditions of the awards under the 1998 Stock Plan. The 1998 Stock Plan provides for the issuance of the following types of incentive awards: stock options, stock appreciation rights, restricted stock, performance grants and other types of awards that the Compensation Committee deems
consistent with the purposes of the 1998 Stock Plan. An aggregate of     shares
of Common Stock of the Company will be reserved for issuance under the 1998 Stock Plan, subject to certain adjustments reflecting changes in the Company's capitalization. The 1998 Stock Plan provides that Participants will be limited
to receiving awards relating to no more than   shares of Common Stock per year.

  Options granted under the 1998 Stock Plan may be either incentive stock options ("ISOs") or such forms of non-qualified stock options ("NQOs") as the Committee may determine. ISOs are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). The exercise price of (i) an ISO granted to an individual who owns shares possessing more than 10% of the total combined voting power of all classes of stock of the Company (a "10% Owner") will be at least 110% of the fair market value of a share of common stock on the date of grant and (ii) an ISO granted to an individual other than a 10% Owner and an NQO will be at least 100% of the fair market value of a share of Common Stock on the date of grant.

  Options granted under the 1998 Stock Plan may be subject to time vesting and certain other restrictions at the sole discretion of the Committee. Subject to certain exceptions, the right to exercise an option generally will terminate at the earlier of (i) the first date on which the initial grantee of such option is not employed by the Company for any reason other than termination without cause, death or permanent disability or (ii) the expiration date of the option. If the holder of an option dies or suffers a permanent disability while still employed by the Company, the right to exercise all unexpired installments of such option shall be accelerated and shall vest as of the latest of the date of such death, the date of such permanent disability and the date of the discovery of such permanent disability, and such option shall be exercisable, subject to certain exceptions, for 180 days after such date. If the holder of an option is terminated without cause, to the extent the option has vested, such option will be exercisable for 30 days after such date.

  All outstanding awards under the 1998 Stock Plan will terminate immediately prior to consummation of a liquidation or dissolution of the Company, unless otherwise provided by the Board. In the event of the sale of all or substantially all of the assets of the Company or the merger of the Company with another corporation, all restrictions on any outstanding awards will terminate and Participants will be entitled to the full benefit of their awards immediately prior to the closing date of such sale or merger, unless otherwise provided by the Board.

  The Board generally will have the power and authority to amend the 1998 Stock Plan at any time without approval of the Company's stockholders, subject to applicable federal securities and tax laws limitations (including regulations of the Nasdaq National Market).

 EMPLOYEE STOCK PURCHASE PLAN

  The Nutraceutical International Corporation Employee Stock Discount Purchase Plan (the "Stock Purchase Plan") will be approved by the Board and stockholders prior to the consummation of the Offering. The Stock Purchase Plan is intended to give employees desiring to do so a convenient means of purchasing shares of Common Stock through payroll deductions. The Stock Purchase Plan is intended to provide an incentive to participate by permitting purchases at a discounted price. The Company believes that ownership of stock by employees will foster greater employee interest in the success, growth and development of the Company.

  Subject to certain restrictions, each employee of the Company who is a U.S. resident or a U.S. citizen temporarily on location at a facility outside of the United States will be eligible to participate in the Stock Purchase Plan if he or she has been employed by the Company for more than one year. Participation will be discretionary with each eligible employee. The Company will reserve shares of Common Stock for issuance in connection with the Stock Purchase Plan.
Each eligible employee will be entitled to purchase a maximum of     shares per
year. Elections to participate and purchases of stock will be made on a quarterly basis. Each participating employee contributes to the Stock Purchase Plan by choosing a payroll deduction in any specified amount, with a minimum deduction of $25 per payroll period. A participating employee may increase or decrease the amount of such employee's payroll deduction, including a change to a zero deduction as of the beginning of any calendar quarter. Elected contributions will be credited to participants' accounts at the end of each calendar quarter. In addition, employees may make lump sum contributions at the end of the year to enable them to purchase the maximum number of shares available for purchase during the plan year.

  Each participating employee's contributions will be used to purchase shares for the employee's share account within 15 days after the last day of each calendar quarter. The cost per share will be 90% of the lower of the closing price of the Company's Common Stock on the Nasdaq National Market on the first or the last trading day of the calendar quarter. The number of shares purchased on each employee's behalf and deposited in his/her share account will be based on the amount accumulated in such participant's cash account and the purchase price for shares with respect to any calendar quarter. Shares purchased under the Stock Purchase Plan carry full rights to receive dividends declared from time to time. Under the Stock Purchase Plan, any dividends attributable to shares in the employee's share account will be automatically used to purchase additional shares for such employee's share account. Share distributions and share splits will be credited to the participating employee's share account as of the record date and effective date, respectively. A participating employee will have full ownership of all shares in such employee's share account and may withdraw them for sale or otherwise by written request to the Committee following the close of each calendar quarter. Subject to applicable federal securities and tax laws, the Board of Directors will have the right to amend or to terminate the Stock Purchase Plan. Amendments to the Stock Purchase Plan will not affect a participating employee's right to the benefit of the contributions made by such employee prior to the date of any such amendment. In the event the Stock Purchase Plan is terminated, the Committee will be required to distribute all shares held in each participating employee's share account plus an amount of cash equal to the balance in each participating employee's cash account.

 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

  The 1998 Non-Employee Director Stock Option Plan (the "Director Option Plan," and together with the 1998 Stock Plan, the "Stock Incentive Plans") will be adopted and approved by the Board and stockholders prior to the consummation of the Offering. The Director Option Plan is intended to encourage stock ownership by certain Directors of the Company and to provide those individuals with an additional incentive to manage the Company in the shareholders' best interests and to provide a form of compensation that will attract and retain highly qualified individuals as members of the Board. The Director Option Plan will provide for the granting of options to non-employee
Directors, as defined, covering an aggregate of     shares of Common Stock of
the Company, subject to certain adjustments reflecting changes in the Company's capitalization.

  The Committee or the full Board will be authorized under the Director Option Plan to make discretionary grants of options and determine the terms and conditions of such options. In addition, the Director Option Plan provides for
an initial one-time grant of options to purchase     shares of Common Stock to
each non-employee Director serving as a member of the Board upon the effectiveness of the Director Option Plan or to any new non-employee Director upon being elected to the Board. The Director Option Plan will also provide that each non-employee Director shall automatically be granted options to
purchase     shares of Common Stock upon each anniversary of such Director's election to the Board (which will be granted at the Company's next annual meeting of stockholders following such anniversary). The Director Option Plan requires that the exercise price for each option granted under the plan must equal 100% of the fair market value of the Company's Common Stock on the date the option is granted. The initial one-time grants will be immediately exercisable and the annual grants will vest in three equal installments commencing on the first anniversary of the grant date. Nothing contained in the Director Option Plan or any agreement to be executed pursuant to the Director Option Plan will obligate the Company, its Board or its stockholders to retain an optionee as a Director of the Company.

401(K) PLAN

  The Company has a tax-qualified employee savings and retirement plan (the "401(k) Plan") covering all of the Company's full-time employees. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation up to the statutorily prescribed annual limit ($9,500 in 1997) and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan provides for contributions to the 401(k) Plan by the Company on behalf of all participants. The Company contributes an amount up to 5% of an eligible employee's base monthly earnings. The 401(k) Plan is intended to qualify under Section 401 of the Code so that contributions by employees or by the Company to the 401(k) Plan and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan so that contributions by the Company will be deductible by the Company when made. The trustees under the 401(k) Plan, at the direction of each participant, invest such participant's assets in the 401(k) Plan in selected investment options.

COMPENSATION OF BOARD OF DIRECTORS

  The Company will determine the compensation to be paid to its independent Directors at the time of their initial appointments. Non-employee Directors are reimbursed for their out-of-pocket expenses incurred in connection with attending meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Messrs. Robert C. Gay, Rehnert and Levin, directors of the Company, have professional affiliations with Bain Capital. Messrs. Robert C. Gay and Frank W. Gay II are brothers. See "Management."

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

MANAGEMENT AGREEMENT

  Pursuant to an advisory agreement (the "Advisory Agreement") dated October 28, 1993, among the Company, Bain Capital and F.W. Gay & Sons, Bain Capital and F.W. Gay & Sons agreed to provide general executive management, consulting and financial services to Solaray in consideration for which Bain Capital and F.W. Gay & Sons each were entitled to receive annual fees of $100,000 plus reimbursement for expenses, and one-time fees of $150,000 plus expenses with respect to work performed on the Solaray Acquisition. On October 31, 1994, the Advisory Agreement was amended to increase the annual fees payable to each of Bain Capital and F.W. Gay & Sons to $125,000. On January 31, 1995, the Advisory Agreement was amended and restated (the "Restated Advisory Agreement") as follows: (i) annual fees (from the Company) to Bain Capital were increased to $300,000, (ii) Bain Capital and F.W. Gay & Sons received one-time payments of $700,000 and $500,000, respectively, plus expenses, for certain services provided and (iii) upon payment of the one-time fees plus expenses to Bain Capital and F.W. Gay & Sons, F.W. Gay & Sons and Solaray ceased to be parties to the Restated Advisory Agreement. For the years ended September 30, 1996 and 1997, fees and expenses incurred by the Company or its affiliates to Bain Capital totaled $338,641 and $360,000, respectively. Prior to the consummation of the Offering, the Company and Bain Capital will terminate the Restated Advisory Agreement and Bain Capital will receive a payment of $1.0 million in exchange for such termination and services rendered in connection with the Offering. Messrs. Robert C. Gay, Rehnert and Levin are directors of the Company and are also affiliated with Bain Capital. Mr. Frank
W. Gay II is the Chairman of the Board, Chief Executive Officer and a Director of the Company as well as a partner of F.W. Gay & Sons.

  Prior to the completion of the Offering, the Company expects to enter into a new advisory agreement with Bain Capital pursuant to which Bain Capital will agree to provide advisory services in connection with any potential acquisitions, dispositions or other financing transactions (whether debt or equity) of the Company or any of its subsidiaries in exchange for a transaction fee. Pursuant to the new agreement, Bain Capital will provide advisory services and personnel support to the Company relating to the identification, structuring, negotiating and financing analysis of potential acquisitions, dispositions or other financing transactions. The Company believes that the terms of such agreement are at least as favorable to the Company as those which could be negotiated with a third party.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Prior to the consummation of the Offering, the Company expects to enter into agreements to provide indemnification for its directors and executive officers in addition to the indemnification provided for in the Company's Amended and Restated Certificate of Incorporation and By-laws (as described under "Description of Capital Stock").

AGREEMENTS AMONG SECURITYHOLDERS

  The Company, the Bain Capital Funds, Jackson National, Heller Financial, Inc., F.W. Gay & Sons and certain other stockholders are parties to a stockholders agreement, dated as of January 31, 1995 (the "Stockholders Agreement"). The Stockholders Agreement amends, restates and supersedes a prior stockholders agreement, dated as of October 28, 1993. The Stockholders Agreement contains provisions relating to the composition of the Board of Directors, restricting the transferability of the shares subject to such agreement and granting preemptive rights in certain circumstances to the parties thereto. The Stockholders Agreement, apart from certain provisions thereof, will be automatically terminated upon consummation of the Offering contemplated hereby.

  The Company and certain of its stockholders are parties to a Registration Agreement providing for the registration of certain shares of Common Stock in future periods. See "Shares Eligible for Future Sale-- Registration Rights."

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The table below sets forth certain information regarding the equity ownership of the Company (a) as of September 30, 1997 and (b) immediately following the Offering by: (i) each person or entity who beneficially owns five percent or more of a class of capital stock; (ii) each Director and each of the named executive officers; (iii) each Selling Stockholder; and (iv) all directors and executive officers of the Company as a group. Unless otherwise stated, each of the persons named in the table has sole voting and investment power with respect to the securities beneficially owned by it or him as set forth opposite its or his name.

                                         SHARES OWNED PRIOR TO THE
                                               OFFERING (A)
                                      -------------------------------
                                                          CLASS P             SHARES OWNED AFTER
                                       COMMON STOCK    COMMON STOCK              THE OFFERING
                                      --------------- --------------- SHARES  ------------------
NAME AND ADDRESS OF BENEFICIAL OWNER  NUMBER  PERCENT NUMBER  PERCENT OFFERED  NUMBER      PERCENT
5% STOCKHOLDERS
 Bain Capital Funds
  (b)(c)(d)..............             679,752  61.2    81,178  70.6
 The Stephen and Helene
  Weldon Trust (e).......              88,364   8.0       --    --
 Jackson National Life
  Insurance Company (e)..              84,309   7.6       --    --
 Heller Financial, Inc.
  (e)(f).................             116,949   9.5    12,994  11.3
DIRECTORS AND OFFICERS
 Frank W. Gay II (g).....             198,248  17.3    13,600  11.8
 Bruce R. Hough..........              29,700   2.7     2,500   2.2
 Jeffrey A. Hinrichs.....              27,000   2.4     2,500   2.2
 William T. Logan........              19,636   1.8       --    --
 David M. Vance..........               5,000     *       --    --
 Robert C. Gay (c)(h)....             679,752  61.2    81,178  70.6
 Geoffrey S. Rehnert
  (c)(h).................             679,752  61.2    81,178  70.6
 Matthew S. Levin
  (c)(h).................              46,134   4.2     5,509   4.8
 All executive officers
  and directors as a
  group (six persons)....             916,000  79.6   101,778  88.5
OTHER SELLING
 STOCKHOLDERS
 William E. Myers, Jr. ..               2,374     *       --    --
 Brian E. Sanderson......                 594     *       --    --
 David Harvey............                 102     *       --    --

-------------------
*  represents less than 1% of the total.
(a) Calculation of percentage of beneficial ownership assumes the exercise of all warrants and options exercisable within 60 days of the date hereof only by the respective named stockholder.
(b) Includes 295,475 shares of Common Stock and 35,286 shares of Class P Common Stock held by Bain Capital Fund IV, L.P. ("Fund IV"); 338,143 shares of Common Stock and 40,382 shares of Class P Common Stock held by Bain Capital Fund IV-B, L.P. ("Fund IV-B"); 22,280 shares of Common Stock and 2,661 shares of Class P Common Stock held by BCIP Associates ("BCIP"); and 23,854 shares of Common stock and 2,849 shares of Class P Common Stock held by BCIP Trust Associates, L.P. ("BCIP Trust" and collectively with Fund IV, Fund IV-B and BCIP, the "Bain Capital Funds").
(c) The address of such person is Two Copley Place, Boston, Massachusetts
    02116.
(d) Selling Stockholders have granted to the Underwriters options to purchase
    up to     shares of Common Stock solely to cover over-allotments, if any.
    See "Underwriting." In the event the Underwriters' over-allotment options
    are exercised in full, the Selling Stockholders would own    and
    shares (or    % and    % of the total outstanding shares of Common Stock),
    respectively, after giving effect to the Offering.
(e) The address of the Stephen and Helene Weldon Trust is 2680 Aspen Springs Drive, Park City, Utah 84060. The address of Jackson National Life Insurance Company is c/o PPM America, Inc., 225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606. The address of Heller Financial, Inc. is 500 West Monroe, Suite 1200, Chicago, Illinois 60661.
(f) Represents warrants to purchase shares of Class A Common Stock.
(g) Amount shown represents the aggregate number of shares held by F.W. Gay & Sons, a Texas general partnership in which Frank W. Gay II, and his father, Frank W. Gay, are the only partners. Frank W. Gay II disclaims beneficial ownership of 118,949 shares of Common Stock and 8,160 shares of Class P Common Stock, representing his father's proportionate interest in the shares owned by the partnership. Frank W. Gay disclaims beneficial ownership of 79,299 shares of Common Stock and 5,440 shares of Class P Common Stock, representing his son's proportionate interest in the shares owned by the partnership.
(h) All of the shares shown are held by the Bain Capital Funds.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL MATTERS

  At the time of the Offering, the total amount of authorized capital stock of the Company will consist of 50,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share
(the "Serial Preferred Stock"). Upon completion of the Offering,     shares of
Common Stock will be issued and outstanding, no shares of Serial Preferred Stock will be issued and outstanding and no other class of capital stock will be authorized, issued or outstanding. As of September 30, 1997 and without giving effect to the Reclassification, there were 1,026,000 shares of Common Stock, 102,000 shares of Class P Common Stock, 84,309 shares of Non-Voting Common Stock, warrants to purchase 12,994.35 shares of Class A Non-Voting Common Stock, warrants to purchase 116,949.15 shares of Non-Voting Common Stock and warrants to purchase 21,779 shares of Common Stock, held by 14, 12, 1, 1, 1 and 3 stockholder(s) of record, respectively. All outstanding shares of Class P Common Stock and warrants to purchase Class A Non-Voting Common Stock will be converted into shares of Common Stock and warrants to purchase Common Stock, respectively, in the Reclassification. The following discussion describes the Company's capital stock, the Restated Certificate and By-laws as anticipated to be in effect upon consummation of the Offering. The following summary of certain provisions of the Company's capital stock and describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Restated Certificate and the By-laws, which are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

  The Restated Certificate and By-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Board of Directors.

COMMON STOCK

  The issued and outstanding shares of Common Stock are, and the shares of Common Stock to be issued by the Company in connection with the Offering will be, validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any Serial Preferred Stock, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy." The shares of Common Stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Serial Preferred Stock then outstanding. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting.

  Application will be made for inclusion of the Common Stock on the Nasdaq National Market under the symbol "NUTR," subject to official notice of issuance.

SERIAL PREFERRED STOCK

  The Company's Board of Directors may, without further action by the Company's stockholders, from time to time, direct the issuance of shares of Serial Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Serial Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Serial Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Serial Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the Board of Directors of the Company, without stockholder approval, may issue shares of Serial Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock. There are no shares of Serial Preferred Stock outstanding, and the Company has no present intention to issue any shares of Serial Preferred Stock.

CERTAIN PROVISIONS OF THE RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

  The Restated Certificate provides for the Board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the Board will be elected each year. See "Management." Under the Delaware General Corporation Law, directors serving on a classified board can only be removed for cause. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the Board until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company and could increase the likelihood that incumbent directors will retain their positions.

  The Restated Certificate provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Restated Certificate and the By-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the Board of Directors or by the Chief Executive Officer of the Company. Stockholders will not be permitted to call a special meeting or to require the Board to call a special meeting.

  The By-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders of the Company, including proposed nominations of persons for election to the Board.

  Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the Company's Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the By-laws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the By-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

  The Restated Certificate and By-laws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal certain of their respective provisions. This requirement of a super-majority vote to approve amendments to the Restated Certificate and By-laws could enable a minority of the Company's stockholders to exercise veto power over any such amendments.

CERTAIN PROVISIONS OF DELAWARE LAW

  Following the consummation of the Offering, the Company will be subject to the "Business Combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction which the person became an "interested stockholder," unless (i) the transaction is approved by the Board of Directors prior to the date the "interested stockholder" obtained such status, (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder," owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (iii) on or subsequent to such date the "business combination" is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a Person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

  The Restated Certificate limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Restated Certificate provides that the Company shall indemnify directors and officers of the Company to the fullest extent permitted by such law. The Company anticipates entering into indemnification agreements with its current directors and executive officers prior to the completion of the Offering and expects to enter into a similar agreement with any new directors or executive officers. In addition, the Company anticipates obtaining directors' and officers' insurance prior to the completion of the Offering.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon the consummation of the Offering, the Company will have outstanding shares of Common Stock (assuming no exercise of the Underwriters' over-allotment option). All of the shares of Common Stock sold in the Offering will be freely tradeable under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined under the Securities Act. Upon the expiration of lock-up agreements between the Company, certain stockholders and the Underwriters, which will occur 180 days after the date of this Prospectus
(the "Effective Date"),    shares of Common Stock (    shares if the
Underwriters' over-allotment option is exercised in full) (the "Restricted Shares") will become eligible for sale, subject to compliance with Rule 144 of the Securities Act as described below.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of shares
of Common Stock then outstanding (approximately     shares immediately after
the Offering) or (ii) the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned Restricted Shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations and requirements described above.

  Certain stockholders have agreed with the Underwriters that until 180 days after the Effective Date not to directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of the Common Stock, or cause a registration statement covering any shares of Common Stock to be filed, without the prior written consent of DLJ, subject to certain limited exceptions. The Company has also agreed not to directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of the Common Stock or cause a registration statement covering any shares of Common Stock to be filed, for a period of 180 days after the Effective Date, without the prior written consent of DLJ, subject to certain limited exceptions including grants of options pursuant to, and issuance of shares of Common Stock upon exercise of options under, the 1998 Stock Plan. The lock-up agreements may be released at any time as to all or any portion of the shares subject to such agreements at the sole discretion of DLJ. See "Risk Factors--Shares Eligible for Future Sale."

  The Company intends to file a registration statement covering the sale of shares of Common Stock reserved for issuance under the 1995 Stock Plan, 1998 Stock Plan, Director Option Plan and Stock Purchase Plan. See "Management-- Stock Plans." Such registration statement is expected to be filed as soon as practicable after the date of this Prospectus and will automatically become effective upon the filing. Accordingly, shares registered under such registration statement will be available for sale in the public market unless such shares are subject to vesting restrictions and subject to limitations on resale by "affiliates" pursuant to Rule 144. It is anticipated that
approximately     shares of Common Stock issuable upon exercise of currently outstanding options will become eligible for sale in the public market without
restrictions 180 days after the date of this Prospectus (   , 1998) upon
expiration of the lock-up agreements, pursuant to registration under such registration statement and subject to volume limitations and other restrictions under Rule 144.

REGISTRATION RIGHTS

  Pursuant to the Registration Agreement, the Bain Capital Funds (who in the
aggregate will hold     shares (    shares if the Underwriters' over-allotment
options are exercised in full) upon consummation of the Offering) have the right, subject to certain terms and conditions, to require the Company to register their shares under the Securities Act for offer and sale to the public (including by way of underwritten public offering) on three Long-Form Registrations or an unlimited number of Short-Form Registrations (each as defined in the Registration Agreement). Upon such demand, all holders of Registrable Securities (as defined in the Registration Agreement) may sell in such public offering, pro rata according to the amount of Registrable Securities owned by such holder. Upon consummation of the Offering, Heller
(which will hold Warrants to purchase     shares of Common Stock (    shares if
the Underwriters' over-allotment options are exercised in full) upon consummation of the Offering) will have the right, subject to certain terms and conditions, to require the Company to register its Registrable Securities for offer and sale to the public (including by way of an underwritten public offering) on one Long-Form Registration or one Short-Form Registration. See "Certain Relationships and Related Transactions--Agreements Among Securityholders." Exercise by the Bain Capital Funds or Heller of their rights under such agreement could result in the distribution of substantial amounts of Common Stock, including distributions in underwritten public offerings. See "Risk Factors--Shares Eligible for Future Sale."

  In addition, certain other holders of Common Stock and warrants to purchase
Common Stock (who in the aggregate will hold     shares (    shares if the
Underwriters' over-allotment options are exercised in full) after the Offering), as well as the Bain Capital Funds and Heller, will have unlimited "piggyback" registration rights, which, subject to certain terms and restrictions, entitle them to join in any registration of securities by the Company. See "Certain Relationships and Related Transactions--Agreements Among Securityholders." Exercise of such "piggyback" rights could also result in the distribution of substantial amounts of Common Stock, including distributions in underwritten public offerings. See "Risk Factors--Shares Eligible for Future Sale."

                                  UNDERWRITING

  Subject to certain terms and conditions contained in an underwriting agreement (the "Underwriting Agreement"), the Underwriters named below for whom DLJ and Smith Barney Inc. are acting as representatives (the "Representatives") have severally agreed to purchase from the Company the number of shares of Common Stock set forth opposite their names below.

                                                                       NUMBER OF
           UNDERWRITER                                                  SHARES
   Donaldson, Lufkin & Jenrette Securities Corporation................
   Smith Barney Inc. .................................................
                                                                          ---
     Total............................................................
                                                                          ===

  The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than the shares of Common Stock covered by the over-allotment option described below) must be so purchased.

  Prior to the Offering, there has been no established trading market for the Common Stock. The initial price to the public for the Common Stock offered hereby will be determined by negotiation between the Company and the Representatives. The principal factors to be considered in determining the initial price to the public include the information set forth in the Prospectus and otherwise made available to the Representatives, the history of and the prospects for the industry in which the Company competes, the ability of the Company's management, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the general condition of the securities markets at the time of the Offering and the recent market prices of securities of generally comparable companies.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a
concession not to exceed $    per share. The Underwriters may allow, and such
dealers may reallow, discounts not in excess of $     per share to any other
Underwriter and certain other dealers. After the initial public offering, the price to the public, the concession and the discount to dealers may be changed by the Representatives.

  The Selling Stockholders have granted to the Underwriters an option to
purchase up to an aggregate of     additional shares of Common Stock at the
initial public offering price less underwriting discounts and commissions solely to cover over-allotments. Such option may be exercised in whole or in part from time to time during the 30-day period after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

  The Company and common stockholders have agreed not to directly or indirectly offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of such Common Stock, or to cause a registration statement covering any shares of Common Stock to be filed, for 180 days after the date of this Prospectus without the prior written consent of DLJ, subject to certain limited exceptions, and provided that the Company may grant options pursuant to, and issue shares of Common Stock upon the exercise of options under, the 1998 Stock Plan. See "Shares Eligible for Future Sale."

  The Representatives have informed the Company that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

  At the request of the Company, the Underwriters have reserved a portion of the Common Stock for sale to certain employees of the Company and other persons designated by the Company. The aggregate number of shares of Common Stock available for sale to the public in the Offering will be reduced to the extent such persons purchase such shares of Common Stock. The price per share of Common Stock to be sold to these persons is equal to the initial public offering price. Any reserved shares of Common Stock not so purchased will be offered by the Underwriters to the public on the same basis as the other shares of Common Stock offered hereby.

  In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot the Offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members in the Offering, if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activites may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL MATTERS

  The validity of the Common Stock being offered hereby and certain other legal matters relating to the Offering will be passed upon for the Company by Kirkland & Ellis (a partnership which includes professional corporations),
Chicago, Illinois. A partner of Kirkland & Ellis owns     shares of Common
Stock. Kaye, Scholer, Fierman, Hays & Handler, LLP, New York, New York, will act as counsel for the Underwriters.

                                    EXPERTS

  The financial statements included in this Prospectus have been audited by Price Waterhouse LLP. The companies and periods covered by these audits are indicated in the report of independent accountants. Such financial statements have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

  The Company has filed a Registration Statement on Form S-1 with respect to the Common Stock being offered hereby with the Securities and Exchange Commission (the "Commission") under the Securities Act. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus concerning the provisions of documents filed with the Registration Statement as exhibits are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed as an exhibit to the Registration Statement. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; at its Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and at its New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. For further information pertaining to the Company and the Common Stock being offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof.

  The Company intends to furnish its stockholders with annual reports containing audited financial statements and quarterly reports containing unaudited summary financial information for the first three fiscal quarters of each fiscal year.

                    NUTRACEUTICAL INTERNATIONAL CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE
Report of Independent Accountants........................................ F-2
Consolidated Balance Sheets at September 30, 1996 and 1997............... F-3
Consolidated Statements of Operations for the years ended September 30,
 1995, 1996 and 1997..................................................... F-4
Consolidated Statements of Cash Flows for the years ended September 30,
 1995, 1996 and 1997..................................................... F-5
Consolidated Statements of Stockholders' Equity for the years ended
 September 30, 1995, 1996 and 1997....................................... F-6
Notes to Consolidated Financial Statements............................... F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Nutraceutical International Corporation:

  In our opinion, the consolidated financial statements of Nutraceutical International Corporation listed in the accompanying index present fairly, in all material respects, the financial position of Nutraceutical International Corporation and its subsidiaries at September 30, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Salt Lake City, Utah
October 21, 1997

                    NUTRACEUTICAL INTERNATIONAL CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   PRO FORMA
                                                                  AS ADJUSTED
                                               SEPTEMBER 30,    EQUITY (NOTE 2)
                                              ----------------   SEPTEMBER 30,
                                               1996     1997         1997
                   ASSETS
Current assets:
  Cash....................................... $ 2,321  $ 4,415
  Accounts receivable, net...................   7,207    8,001
  Inventories, net...........................  17,424   20,753
  Prepaid expenses and other assets..........   1,208    1,018
  Deferred income taxes......................     733      897
                                              -------  -------
    Total current assets.....................  28,893   35,084
Property, plant and equipment, net...........   9,620   10,711
Other assets, net............................  46,242   44,315
                                              -------  -------
                                              $84,755  $90,110
                                              =======  =======
    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.......... $   500  $ 7,085
  Current portion of capital lease
   obligations...............................     182      181
  Accounts payable...........................   4,993    6,932
  Accrued expenses...........................   3,491    5,270
                                              -------  -------
    Total current liabilities................   9,166   19,468
Long-term debt...............................  62,661   52,860
Capital lease obligations....................     314      133
Deferred income taxes, net...................     523    1,295
                                              -------  -------
    Total liabilities........................  72,664   73,756
                                              -------  -------
Commitments and contingencies (Notes 10, 13
 and 16)
Stockholders' equity:
  Class P Common Stock, $.01 par value,
   cumulative yield of 10% per annum
   compounded quarterly, 200,000 shares
   authorized, 102,000 shares issued and
   outstanding at September 30, 1996 and
   1997,         shares issued and
   outstanding at September 30, 1997 after
   giving effect to the conversion and split
   on an as adjusted basis...................       1        1        --
  Class A Common Stock, $.01 par value,
   cumulative yield of 10% per annum
   compounded quarterly, 13,000 shares
   authorized, no shares issued at September
   30, 1996 and 1997,         shares issued
   and outstanding at September 30, 1997
   after giving effect to the conversion and
   split on an as adjusted basis.............     --       --         --
  Class A Non-Voting Common Stock, $.01 par
   value, cumulative yield of 10% per annum
   compounded quarterly, 13,000 shares
   authorized, no shares issued at September
   30, 1996 and 1997,         shares issued
   and outstanding at September 30, 1997
   after giving effect to the conversion and
   split on an as adjusted basis.............     --       --         --
  Common Stock, $.01 par value, 2,000,000
   shares authorized, 1,026,000 shares issued
   and outstanding at September 30, 1996 and
   1997,     shares issued and outstanding at
   September 30, 1997 after giving effect to
   the conversion and split on an as adjusted
   basis.....................................      10       10
  Non-Voting Common Stock, $.01 par value,
   620,000 shares authorized, 84,309 shares
   issued and outstanding at September 30,
   1996 and 1997,         shares issued and
   outstanding at September 30, 1997 after
   giving effect to the conversion and split
   on an as adjusted basis...................       1        1        --
  Additional paid-in capital.................   9,690    9,690
  Subscriptions receivable...................     (70)     (55)
  Retained earnings..........................   2,459    6,707
                                              -------  -------        ---
    Total stockholders' equity...............  12,091   16,354
                                              -------  -------        ---
                                              $84,755  $90,110
                                              =======  =======

  The accompanying notes are an integral part of these consolidated financial statements.

                    NUTRACEUTICAL INTERNATIONAL CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         YEAR ENDED SEPTEMBER
                                                                  30,
                                                        ------------------------
                                                         1995     1996    1997
Net sales.............................................  $62,932  $83,923 $98,096
Cost of sales.........................................   35,885   45,099  52,277
                                                        -------  ------- -------
  Gross profit........................................   27,047   38,824  45,819
                                                        -------  ------- -------
Operating expenses:
  Selling, general and administrative.................   21,409   27,608  29,179
  Amortization of intangibles.........................    1,059    1,483   1,346
  One-time payment to executive officer...............      --       --    1,700
                                                        -------  ------- -------
                                                         22,468   29,091  32,225
                                                        -------  ------- -------
Income from operations................................    4,579    9,733  13,594
Interest expense, net.................................    4,478    7,126   6,572
                                                        -------  ------- -------
Income before provision for income taxes..............      101    2,607   7,022
Provision for income taxes............................       23    1,056   2,774
                                                        -------  ------- -------
Net income before extraordinary loss..................       78    1,551   4,248
Extraordinary loss on early extinguishment of debt,
 net of tax...........................................     (478)     --      --
                                                        -------  ------- -------
Net income (loss).....................................  $  (400) $ 1,551 $ 4,248
                                                        =======  ======= =======
Pro forma primary income per common share
 (unaudited)..........................................                   $
                                                                         =======
Weighted average shares used in computation of pro
 forma primary income per common share (unaudited)....
                                                                         =======
Supplemental pro forma primary income per common share
 (unaudited)..........................................                   $
                                                                         =======
Weighted average shares used in computation of
 supplemental pro forma primary income per common
 share (unaudited)....................................
                                                                         =======
Pro forma fully diluted income per common share
 (unaudited)..........................................                   $
                                                                         =======
Weighted average shares used in computation of pro
 forma fully diluted income per common share
 (unaudited)..........................................
                                                                         =======

  The accompanying notes are an integral part of these consolidated financial statements.

                    NUTRACEUTICAL INTERNATIONAL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    YEAR ENDED SEPTEMBER 30,
                                                    --------------------------
                                                      1995     1996     1997
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss).................................. $   (400) $ 1,551  $ 4,248
Adjustments to reconcile net income (loss) to net
 cash provided by (used in) operating activities:
  Depreciation and amortization (includes
   amortization of inventory write-up of $5,285
   during 1995)....................................    6,983    3,085    3,969
  Amortization of debt issuance costs..............    1,006      785      817
  Changes in assets and liabilities, net of effects
   from acquisitions:
    Accounts receivable............................   (4,478)   3,932     (794)
    Inventories....................................   (4,811)  (1,491)  (3,390)
    Prepaid expenses and other assets..............     (253)    (358)     190
    Deferred income taxes..........................      215      909      608
    Other assets...................................      (68)      (1)      (3)
    Accounts payable...............................    1,506   (2,838)   1,939
    Accrued expenses...............................      236   (1,015)   1,779
                                                    --------  -------  -------
      Net cash provided by (used in) operating
       activities..................................      (64)   4,559    9,363
                                                    --------  -------  -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment................   (2,837)  (5,498)  (3,652)
Acquisitions, net of cash acquired.................  (44,560)     --       --
Payments of exit and other costs associated with
 acquisitions......................................   (1,758)     --       --
                                                    --------  -------  -------
      Net cash used in investing activities........  (49,155)  (5,498)  (3,652)
                                                    --------  -------  -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from revolving credit facility............   12,890    4,250      --
Payments on revolving credit facility..............   (3,450)  (1,500)  (2,950)
Proceeds from long-term debt.......................   52,000      --       --
Payments on long-term debt.........................   (8,020)     --      (500)
Principal payments on capital lease obligations....     (178)    (178)    (182)
Payment of deferred financing fees.................   (3,656)     --       --
Receipt of subscriptions receivable................       59       28       15
                                                    --------  -------  -------
      Net cash provided by (used in) financing
       activities..................................   49,645    2,600   (3,617)
                                                    --------  -------  -------
Net increase in cash...............................      426    1,661    2,094
Cash at beginning of period........................      234      660    2,321
                                                    --------  -------  -------
Cash at end of period.............................. $    660  $ 2,321  $ 4,415
                                                    ========  =======  =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
  Interest......................................... $  4,156  $ 6,164  $ 5,924
  Income taxes..................................... $      3  $   513  $ 2,432

  The accompanying notes are an integral part of these consolidated financial statements.

                    NUTRACEUTICAL INTERNATIONAL CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                             CLASS P                       NON-VOTING
                           COMMON STOCK    COMMON STOCK   COMMON STOCK  ADDITIONAL                            TOTAL
                          -------------- ---------------- -------------  PAID-IN   SUBSCRIPTIONS RETAINED STOCKHOLDERS'
                          SHARES  AMOUNT  SHARES   AMOUNT SHARES AMOUNT  CAPITAL    RECEIVABLE   EARNINGS    EQUITY
Balance at October 1,
 1994...................  102,000  $  1    918,000  $ 9      --   $--     $2,577       $(157)     $1,308     $ 3,738
Issuance of common
 stock..................      --    --     108,000    1   84,309     1     7,113         --          --        7,115
Receipt of subscriptions
 receivable.............      --    --         --   --       --    --        --           59         --           59
Net loss................      --    --         --   --       --    --        --          --         (400)       (400)
                          -------  ----  ---------  ---   ------  ----    ------       -----      ------     -------
Balance at September 30,
 1995...................  102,000     1  1,026,000   10   84,309     1     9,690         (98)        908      10,512
Receipt of subscriptions
 receivable.............      --    --         --   --       --    --        --           28         --           28
Net income..............      --    --         --   --       --    --        --          --        1,551       1,551
                          -------  ----  ---------  ---   ------  ----    ------       -----      ------     -------
Balance at September 30,
 1996...................  102,000     1  1,026,000   10   84,309     1     9,690         (70)      2,459      12,091
                          -------  ----  ---------  ---   ------  ----    ------       -----      ------     -------
Receipt of subscriptions
 receivable.............      --    --         --   --       --    --        --           15         --           15
Net income..............      --    --         --   --       --    --        --          --        4,248       4,248
                          -------  ----  ---------  ---   ------  ----    ------       -----      ------     -------
Balance at September 30,
 1997...................  102,000  $  1  1,026,000  $10   84,309  $  1    $9,690       $ (55)     $6,707     $16,354
                          =======  ====  =========  ===   ======  ====    ======       =====      ======     =======


  The accompanying notes are an integral part of these consolidated financial statements.

                    NUTRACEUTICAL INTERNATIONAL CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. DESCRIPTION OF BUSINESS

  Nutraceutical International Corporation (the Company) develops, manufactures and sells high quality branded vitamin, mineral, herbal and specialty dietary supplements to domestic health food stores and international distributors under the Solaray, KAL, Nautral Max, VegLife, Premier One and Solar Green brand names. The Company also produces chelated minerals and processed herbs for its own use and sells these items to other manufacturers and marketers in the dietary supplement industry. The Company's wholly-owned subsidiaries consist of Nutraceutical Corporation; Solaray, Inc. (Solaray); Premier One Products, Inc. (Premier); Makers of KAL, Inc. (KAL); NaturalMax, Inc. (Max); Monarch Nutritional Laboratories, Inc. (Monarch); Au Naturel, Inc.; VegLife, Inc.; and Makers of KAL B.V.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation--The consolidated financial statements include the accounts of the Company and its subsidiaries (Note 1). The acquired operations of Solaray, Premier, KAL, Max and Monarch have been consolidated from their respective dates of acquisition (Note 3). All significant intercompany transactions and balances have been eliminated.

  Use of Estimates--The preparation of these financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of net sales and expenses during the reporting periods. Estimates include reserves for obsolete and slow moving inventory, customer returns and allowances and uncollectible accounts receivable. Actual results could differ from these estimates.

  Unaudited Pro Forma Income Per Share--Given the changes in the Company's capital structure to be effected in conjunction with the anticipated initial public offering, historical income (loss) per common share amounts are not presented in the consolidated financial statements as they are not considered to be meaningful.

  The calculation of pro forma primary income per share was determined by dividing net income by the pro forma weighted average common and common equivalent shares outstanding after giving retroactive effect to the
conversion of Class P Common Stock into     shares of Common Stock and the
conversion of Non-Voting Common Stock into     shares of Common Stock and the
  -to-one stock split of Common Stock upon the effectiveness of the Registration Statement (collectively, the Reclassification). In addition, in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 83, shares issued and share options granted within one year of the anticipated public offering have been included in the calculation of common share equivalents for the primary income per share, using the treasury stock method to determine the dilutive effect of the issuances, as if they were outstanding for all periods presented.

  Some of the proceeds from the Company's anticipated public offering will be used to retire indebtedness existing under its Senior Credit Agreement (Note
9). Accordingly, supplemental pro forma income per share is $ for the year ended September 30, 1997; the number of shares of Common Stock whose proceeds
are to be used to retire debt is          . This calculation assumes the debt
retirement had taken place at the beginning of the period. The amount of
interest expense eliminated, net of tax effects, is $    for the year ended
September 30, 1997.

  The calculation of pro forma fully diluted income per share is the same as the calculation for pro forma primary income per share except that warrants to purchase Class A Non-Voting Common Stock have been converted into warrants to
purchase     shares of Common Stock and all share options and warrants with exercise prices below the anticipated initial public offering price have been included in the calculation of weighted average shares using the treasury stock method.

                    NUTRACEUTICAL INTERNATIONAL CORPORATION

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
  As Adjusted Equity--The as adjusted equity at September 30, 1997 adjusts the historical September 30, 1997 equity to give effect to the Reclassification
based on an initial public offering price of $   per share to be effective
prior to the closing of the anticipated initial public offering.

  Cash--Substantially all of the Company's cash is held by one bank at September 30, 1997. The Company does not believe that, as a result of this concentration, it is subject to any unusual financial risk beyond the normal risk associated with commercial banking relationships.

  Inventories--Inventories include freight-in, materials, labor and overhead costs and are stated at the lower of cost or market, cost being determined by a moving weighted average under the first-in, first-out method.

  Property, Plant and Equipment--Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets. Expenditures for renewals and betterments are capitalized while maintenance and repairs are charged to operations in the period incurred.

  Goodwill--The excess of the purchase price over the fair market value of the net assets acquired and liabilities assumed is classified as goodwill and is being amortized using the straight-line method over periods ranging from 25 to 40 years. The Company periodically evaluates the recoverability of goodwill based on undiscounted future cash flows. No impairments of goodwill have been recorded as a result of these evaluations.

  Non-Compete Agreements--Included in long-term other assets are capitalized costs associated with non-compete agreements the Company entered into with certain key executives of the Acquired Businesses (Note 3). These capitalized costs are being amortized using the declining balance method over the lives of the agreements which expire during fiscal 2000.

  Deferred Financing Fees--As part of the Fiscal 1995 Acquisitions (Note 3), the Company deferred certain debt issuance costs related to the establishment of new financing loans (Note 9). These costs are capitalized in long-term other assets and are being amortized using the effective interest rate method over the life of the loans.

  Interest Rate Cap Agreement--The Company entered into an interest rate cap agreement to hedge against the interest rate risk associated with its variable rate debt obligations (Note 9). The effect of this interest rate cap is to minimize the impact of interest rate fluctuations on the Company's operating results. Because the Company's losses are limited to the premium paid as part of entering into this agreement, the Company is not subject to additional interest rate risk. At September 30, 1997, the Company had an outstanding interest rate cap agreement with a notional principal amount of $26,000. The fair value of the interest rate cap agreement approximated its book value as market interest rates have not exceeded the interest rate cap during the year. The premium paid of $226 is being amortized over the life of the interest rate cap which expires during fiscal 1998.

  Revenue Recognition--Sales are recognized upon shipment of merchandise to a customer. Provision is made for estimated customer returns, discounts and allowances at the time of sale.

  Research and Development--The Company expenses research and development costs as incurred. For the years ended September 30, 1995, 1996 and 1997, the Company incurred $472, $837 and $850, respectively, in research and development expenditures. These costs are included in selling, general and administrative expenses for the respective periods.

                    NUTRACEUTICAL INTERNATIONAL CORPORATION

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
  Advertising--The Company expenses advertising costs as incurred. These costs are included in selling, general and administrative expenses for the respective periods in the statements of operations.

  Income Taxes--The Company accounts for income taxes using the asset and liability method as prescribed by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109). SFAS 109 requires the Company to record deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in different periods for financial statements versus tax returns.

  Accounting for Stock-Based Compensation--The Company has adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by the Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and will, when material, provide pro forma disclosures of net income and net income per share as if the fair value-based method prescribed by SFAS 123 had been applied in measuring compensation expense.

  Fair Value of Financial Instruments--The fair values of financial instruments, including cash, accounts receivable, other current assets, accounts payable, accrued expenses and debt, approximates their respective book values.

  Concentrations of Credit Risk--In the normal course of business, the Company provides credit terms to its customers; however, collateral is not required. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations. From time to time, a higher concentration of credit risk may exist on outstanding accounts receivable for a select number of customers depending on individual buying patterns. At September 30, 1996 and 1997, no customer accounted for more than 10 percent of trade accounts receivable. Furthermore, no customer accounted for more than 10 percent of net sales in any of the three years ended September 30, 1997.

3. ACQUISITIONS

  Acquisitions--On October 28, 1993, the Company acquired all of the outstanding stock of Solaray (the Solaray Acquisition). On October 31, 1994, January 31, 1995 and September 29, 1995, the Company acquired substantially all of the assets and assumed certain liabilities of each of Premier (the Premier Acquisition), KAL (the KAL Acquisition) and Monarch (the Monarch Acquisition), respectively (collectively referred to as the Acquired Businesses or the Fiscal 1995 Acquisitions). These acquisitions were accounted for using the purchase method of accounting. Accordingly, the portion of the purchase price assigned to the assets acquired and liabilities assumed was equivalent to their respective fair market values at the respective dates of acquisition. The excess of the purchase price over the fair market value of the net assets acquired and liabilities assumed is classified as goodwill and is being amortized using the straight-line method over periods ranging from 25 to 40 years. The consolidated statements of operations and statements of cash flows presented herein include the activities of the Acquired Businesses from their respective dates of acquisition.

  Exit Costs--As part of the Fiscal 1995 Acquisitions, the Company developed a plan to close certain of the Acquired Businesses' existing facilities and integrate their activities into the Company's operations. Pursuant to this plan, the Company made severance payments to approximately 72 employees and incurred certain expenditures related to non-cancelable contractual obligations arising from the Fiscal 1995 Acquisitions. The Company accrued $1,281 for exit costs related to the Fiscal 1995 Acquisitions. During the years ended September 30, 1995, 1996 and 1997, approximately $850, $150 and $39 were expended related to these exit costs. It is anticipated that the remaining $242 will be expended over the next several years as a result of non-cancelable contractual obligations.

                    NUTRACEUTICAL INTERNATIONAL CORPORATION

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
4. ACCOUNTS RECEIVABLE, NET

  Accounts receivable, net, consist of the following:

                                                                 SEPTEMBER 30,
                                                                 --------------
                                                                  1996    1997
   Accounts receivable.......................................... $8,018  $8,811
   Less allowances..............................................   (811)   (810)
                                                                 ------  ------
                                                                 $7,207  $8,001
                                                                 ======  ======

5. INVENTORIES, NET

  Inventories, net of reserves for obsolete and slow moving inventory, are comprised of the following:

                                                                  SEPTEMBER 30,
                                                                 ---------------
                                                                  1996    1997
   Raw materials................................................ $ 9,086 $10,090
   Work-in-process..............................................   1,201   3,064
   Finished goods...............................................   7,137   7,599
                                                                 ------- -------
                                                                 $17,424 $20,753
                                                                 ======= =======

  In connection with the Fiscal 1995 Acquisitions (Note 3), the inventories of the Acquired Businesses were valued at fair market value to reflect the net realizable value of these inventories as of their respective acquisition dates. The amount ascribed in excess of historical cost (write-up) was $5,285 for the year ended September 30, 1995 and was charged to cost of sales in the accompanying statements of operations as the inventories were sold.

6. PROPERTY, PLANT AND EQUIPMENT, NET

  Property, plant and equipment, net, are comprised of the following:

                            ESTIMATED
                             USEFUL    SEPTEMBER 30,
                              LIFE    ----------------
                             (YEARS)   1996     1997
   Land....................    --     $   340  $   422
   Building and
    improvements...........     30      2,208    2,576
   Furniture, fixtures and
    equipment..............   3-10      9,526   12,708
                                      -------  -------
                                       12,074   15,706
   Less accumulated
    depreciation and
    amortization...........            (2,454)  (4,995)
                                      -------  -------
                                      $ 9,620  $10,711
                                      =======  =======

  At September 30, 1996 and 1997, furniture, fixtures and equipment includes $522 and $474, respectively, of leased equipment with an accumulated amortization balance of $275 and $304, respectively. Certain property and equipment collateralize debt obligations (Note 9).

  Depreciation and amortization of property, plant and equipment totaled $639, $1,541 and $2,561 for the years ended September 30, 1995, 1996 and 1997, respectively.

                    NUTRACEUTICAL INTERNATIONAL CORPORATION

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
7. OTHER ASSETS, NET

  Other assets, net, are comprised of the following:

                                                               SEPTEMBER 30,
                                                              ----------------
                                                               1996     1997
   Goodwill.................................................. $45,237  $45,237
   Other.....................................................   4,361    4,362
                                                              -------  -------
                                                               49,598   49,599
   Less accumulated amortization.............................  (3,356)  (5,284)
                                                              -------  -------
                                                              $46,242  $44,315
                                                              =======  =======

8. ACCRUED EXPENSES

  Accrued expenses are comprised of the following:

                                                               SEPTEMBER 30,
                                                              ----------------
                                                               1996     1997
   Employee payroll, benefits, taxes and performance
    incentives............................................... $ 1,186  $ 2,009
   Incentive compensation for executive officer..............     --     1,700
   Other.....................................................   2,305    1,561
                                                              -------  -------
                                                              $ 3,491  $ 5,270
                                                              =======  =======

9. LONG-TERM DEBT

  Long-term debt is comprised of the following:

                                                               SEPTEMBER 30,
                                                              ----------------
                                                               1996     1997
   Note payable, payable in three installments as follows:
    $500 in December 1996, $500 in October 1997 and $765 in
    January 1998; interest is payable with principal
    installments and accrues at 8% per annum................. $ 1,765  $ 1,265
   Senior Credit Agreement:
     Revolving Credit Facility...............................  12,190    9,240
     Term A Loan.............................................  37,000   37,000
     Term B Loan, net of unamortized discount of $2,794 and
      $2,560.................................................  12,206   12,440
                                                              -------  -------
   Total long-term debt......................................  63,161   59,945
   Less current portion......................................    (500)  (7,085)
                                                              -------  -------
                                                              $62,661  $52,860
                                                              =======  =======

SENIOR CREDIT AGREEMENT

  In connection with the KAL Acquisition (Note 3), the Company and its subsidiaries entered into a Senior Credit Agreement with a lender, which was subsequently amended at closing of the Monarch Acquisition. The Company's borrowings under the Senior Credit Agreement, consisting of the Revolving Credit Facility, the Term A Loan and the Term B Loan, are secured by a perfected first priority security interest in the assets of the Company and its subsidiaries. The Company deferred certain debt issuance costs as part of entering into the Senior Credit Agreement. These costs have been capitalized in long-term other assets and are being amortized using the effective interest rate method over the life of the loans. A portion of the proceeds from the Senior Credit Agreement were used to repay the long-term debt outstanding related to the Solaray and Premier

                    NUTRACEUTICAL INTERNATIONAL CORPORATION

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Acquisitions. In connection with the repayment of this debt, unamortized deferred financing fees of $554 were written off as an extraordinary expense in determining net loss for the year ended September 30, 1995.

  Under the terms of the Senior Credit Agreement, the Company must comply with certain restrictive covenants which include the requirement that the Company maintain minimum amounts of profitability, solvency and liquidity. In addition, the Senior Credit Agreement restricts the Company from making certain payments. The Senior Credit Agreement provides that upon a change in control of the Company, the lender could require immediate payment of the Revolving Credit Facility, Term A Loan and Term B Loan.

  Revolving Credit Facility--The agreement provides for borrowings of up to $15,000 based upon a percentage of eligible accounts receivable and inventories and expires on January 31, 2003. Advances under the Revolving Credit Facility bear interest at the London Inter-Bank Offered Rate (LIBOR) plus 3% or the lender's base rate plus 1.5% (8.63% at September 30, 1997). The Company is required to pay a monthly fee of 0.5% per annum on the average unused balance under the Revolving Credit Facility. As of September 30, 1997, $5,760 was available to be borrowed under the Revolving Credit Facility. Accrued interest on the facility is payable monthly.

  Term A Loan--Under the Term A Loan, $37,000 was advanced on January 31, 1995. Principal payments of $1,629 are due quarterly beginning April 30, 1998. Quarterly principal payments increase to $2,094 beginning April 30, 2002 and continue through maturity on January 31, 2003. In addition, pursuant to the Senior Credit Agreement, the Company is required to make payments on the Term A Loan for excess cash flow as calculated at each fiscal year end. As of September 30, 1997, the total amount due related to excess cash flow is $2,562. Advances under the Term A Loan bear interest at a rate equal to the LIBOR plus 3.25% or the lender's base rate plus 1.75% (8.88% at September 30, 1997). Accrued interest on the Term A Loan is payable monthly. In addition, the Senior Credit Agreement permits the Company to borrow up to an additional $6,000 related to the Term A Loan for construction of a new facility. As of September 30, 1997, the Company had not made any borrowings related to this additional $6,000 under the Term A Loan.

  Term B Loan--Under the Term B Loan, $15,000 was advanced on January 31, 1995 and the entire amount is due on January 31, 2004. In connection with this loan, the Company issued 84,309 shares of Non-Voting Common Stock at $37.00 per share, the estimated fair market value. The Term B Loan was recorded with an original discount of $3,119, equivalent to the estimated fair value of the Common Stock issued. This discount is being amortized using the effective interest method over the life of the loan. Advances under the Term B Loan bear interest at a rate equal to the LIBOR plus 4%, or the lender's base rate plus 2.5% (9.63% at September 30, 1997). Accrued interest on the Term B Loan is payable quarterly.

FUTURE PAYMENTS

  At September 30, 1997, the scheduled future principal payments are as follows:

      YEAR
     ENDING
   SEPTEMBER
      30,
    1998............................................................... $ 7,085
    1999...............................................................   6,515
    2000...............................................................   6,515
    2001...............................................................   6,515
    2002...............................................................   7,446
    Thereafter.........................................................  25,869
                                                                        -------
                                                                        $59,945
                                                                        =======

                    NUTRACEUTICAL INTERNATIONAL CORPORATION

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
10. LEASE COMMITMENTS AND OBLIGATIONS

  The Company leases office and warehouse facilities under non-cancelable operating leases expiring June of 2003. These operating leases require the Company to pay all taxes, insurance and maintenance. The Company also leases certain computer, manufacturing and laboratory equipment under capital leases.

  The following summarizes future minimum lease payments required under capital and operating leases:

      YEAR
     ENDING
   SEPTEMBER                                              CAPITALIZED OPERATING
      30,                                                   LEASES     LEASES
    1998.................................................    $ 206     $  779
    1999.................................................       63        539
    2000.................................................       63        319
    2001.................................................       23         66
    2002.................................................      --          66
    Thereafter...........................................      --          50
                                                             -----     ------
   Future minimum lease payments.........................      355     $1,819
                                                                       ======
   Less amounts representing interest....................      (41)
                                                             -----
   Present value of future minimum lease payments........      314
   Less amounts due within one year......................     (181)
                                                             -----
   Amounts due after one year............................    $ 133
                                                             =====

  Total rent expense incurred by the Company under non-cancelable operating leases for the years ended September 30, 1995, 1996 and 1997 was $715, $898 and $950, respectively.

11. INCOME TAXES

  The provision (benefit) for income taxes is comprised of the following:

                                                                YEAR ENDED
                                                               SEPTEMBER 30,
                                                            --------------------
                                                            1995    1996   1997
   Current:
     Federal............................................... $(302) $  134 $2,058
     State.................................................   (29)     13    197
   Deferred:
     Federal...............................................   194     830    508
     State.................................................    21      79     11
                                                            -----  ------ ------
                                                            $(116) $1,056 $2,774
                                                            =====  ====== ======

  The net benefit for income taxes consists of a provision of $23 resulting from income before provision for income taxes and a benefit of $139 resulting from the extraordinary loss on early extinguishment of debt.

                    NUTRACEUTICAL INTERNATIONAL CORPORATION

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
  A summary of the composition of net deferred income tax assets and liabilities is as follows:

                                                                     SEPTEMBER
                                                                        30,
                                                                    -----------
                                                                    1996  1997
   ASSETS
   Accrued liabilities............................................. $329 $  748
   Inventory differences...........................................  348    108
   Accounts receivable reserves....................................   28     41
   Other...........................................................   28    --
                                                                    ---- ------
   Current deferred income tax assets.............................. $733 $  897
                                                                    ==== ======
   LIABILITIES
   Amortization of intangibles..................................... $521 $1,131
   Depreciation....................................................    2    164
                                                                    ---- ------
   Long-term deferred income tax liabilities, net.................. $523 $1,295
                                                                    ==== ======

  The differences between income taxes at the statutory federal income tax rate and income taxes reported in the statements of operations are as follows:

                                                              YEAR ENDED
                                                             SEPTEMBER 30,
                                                          ---------------------
                                                          1995    1996    1997
   Tax at federal statutory rate......................... $(176) $  886  $2,387
   State tax, net of federal benefit.....................    (5)     94     249
   Non-deductible expenses...............................    76      86     102
   Other.................................................   (11)    (10)     36
                                                          -----  ------  ------
                                                          $(116) $1,056  $2,774
                                                          =====  ======  ======

12. CAPITAL STOCK

  Description of Capital Stock--The Company has five classes of authorized capital stock: Class P Common Stock, Class A Common Stock, Class A Non-Voting Common Stock, Common Stock and Non-Voting Common Stock. Each share of Class P Common Stock, Class A Common Stock and Class A Non-Voting Common Stock is entitled to a preferential payment (the Preference Amount) upon any distribution by the Company to holders of its capital stock (whether by dividend, liquidating distribution or otherwise) equal to the original cost of such share plus an amount which accrues on a daily basis at a rate of 10% per annum on such cost, compounded quarterly. As of September 30, 1997, the aggregate Preference Amount of the outstanding Class P Common Stock was $3,041, based on an aggregate original cost of $2,066. Upon the occurrence of an initial public offering of the Company's Common Stock, each outstanding share of such classes of capital stock will be reclassified into one share of Common Stock plus an additional number of shares of Common Stock determined by dividing the applicable Preference Amount for such share by the value of a share of Common Stock based on the estimated initial public offering price.

  Holders of Class P Common Stock are entitled to receive their respective Preference Amounts before any distributions can be made to the holders of Class A Common Stock, Class A Non-Voting Common Stock, Common Stock and Non-Voting Common Stock. Similarly, holders of Class A Common Stock and Class A Non-Voting Common Stock are entitled to receive their respective Preference Amounts before any distributions can be made to the holders of Common Stock and Non-Voting Common Stock. Once holders of Class P Common Stock, Class A Common Stock and Class A Non-Voting Common Stock have received their respective Preference Amounts, additional distributions will be divided ratably among all classes of Common Stockholders based upon the total number of shares outstanding.

                    NUTRACEUTICAL INTERNATIONAL CORPORATION

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  Holders of Class P Common Stock, Class A Common Stock and Common Stock are entitled to one vote per share on all matters to be voted on by the Company's stockholders, and the holders of these classes of stock vote together as a single class. The outstanding shares of one class of stock cannot be the subject of a stock split or a stock dividend unless the outstanding shares of the other class are similarly affected.

  Executive Stock Purchase Agreements--During the period ended September 30, 1994, the Company entered into stock purchase agreements with certain executives whereby each executive purchased 500 shares of Class P Common Stock and 4,500 shares of Common Stock at their estimated fair market values of $20.25 and $0.25 per share, respectively. Ten percent of the shares purchased vested upon execution of the agreements and the remaining shares vest between 20% and 30% at the end of each calendar year through December 31, 1997. Upon a sale or public offering of the stock of the Company, all unvested shares vest immediately. Each agreement includes an option for the Company to repurchase the executive's shares upon the executive's termination of employment. This option provides for vested shares to be repurchased at fair market value and unvested shares to be repurchased at the executive's original per share cost.

  Stock Warrants--The debt financing obtained as part of the Solaray Acquisition has detachable stock warrants that entitle the holder to purchase 12,994.35 shares of Class A Non-Voting Common Stock and 116,949.15 shares of Non-Voting Common Stock of the Company at an exercise price of $0.01 per share. The stock warrants, which expire October 28, 2003, are valued at $292. This amount has been recorded in additional paid-in capital. As part of entering into the Senior Credit Agreement (Note 9), the debt financing obtained as part of the Solaray Acquisition was retired and the $63 unamortized portion of the discount arising from the detachable stock warrants was recognized as an extraordinary expense in determining net loss for the year ended September 30, 1995.

  Pursuant to certain broker agreements entered into in connection with the Premier Acquisition on October 31, 1994 and the Kal Acquisition on January 31, 1995 (Note 3), the Company issued warrants to purchase 21,779 shares of Common Stock at exercise prices ranging from $36.58 to $37.00 per share, which were considered to be the estimated fair market value of the Company's stock at the date of grant. These warrants vested immediately and expire in January 2005.

  Stock Options--During the year ended September 30, 1995, the Company issued 40,000 common stock options to certain key executives at an exercise price of $26.00, management's estimate of the fair market value of the common stock at the date of grant. These options vest over a period of five years and expire on the tenth anniversary of the date of grant.

                    NUTRACEUTICAL INTERNATIONAL CORPORATION

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
  Stock Option Plan--During the year ended September 30, 1995, the Company's Board of Directors adopted the 1995 Stock Option Plan (the 1995 Option Plan). The 1995 Option Plan provides for granting options to executives and key employees of the Company and its subsidiaries to purchase common stock. In aggregate, 30,000 shares have been reserved for issuance under the 1995 Option Plan. The following grants have been made under this plan:

                                           NUMBER OF AVERAGE PRICE  AGGREGATE
                                            OPTIONS    PER SHARE   OPTION PRICE
   Outstanding at October 1, 1994.........     --        $--          $ --
   Granted................................  25,300         37           936
   Exercised..............................     --         --            --
   Canceled...............................     --         --            --
                                            ------       ----         -----
   Outstanding at September 30, 1995......  25,300         37           936
                                            ------       ----         -----
   Granted................................     --         --            --
   Exercised..............................     --         --            --
   Canceled...............................  (2,025)       (37)          (75)
                                            ------       ----         -----
   Outstanding at September 30, 1996......  23,275         37           861
                                            ------       ----         -----
   Granted................................   3,500         65           228
   Exercised..............................     --         --            --
   Canceled...............................  (4,425)       (37)         (164)
                                            ------       ----         -----
   Outstanding at September 30, 1997......  22,350       $ 41         $ 925
                                            ======       ====         =====

  These options were issued at exercise prices which represent management's estimate of the fair market value at the date of grant. The options vest over a period of four years and expire on the tenth anniversary of the date of grant.

  The Company's pro forma net income for the years ended September 30, 1996 and 1997 would have been $1,551 and $5,268, respectively, if compensation cost had been measured under the fair value method of SFAS 123.

  The fair value of the options granted during 1997 was estimated as of the date of grant using a Black-Scholes option pricing model with the following assumptions: risk free interest rate of 6.15%; expected life of 5 years; expected volatility of 1%; and expected dividend yield of 0%. Because the Company's stock options have characteristics significantly different from traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, management's opinion is that the existing valuation models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The initial impact on pro forma net income may not be representative of pro forma compensation expense in future years, depending upon the amount of stock options awarded in the future and their related vesting periods.

13. EMPLOYEE BENEFIT PLANS

  401(k) Plan--The Company has a 401(k) defined contribution profit sharing plan which covers substantially all employees. Under the plan, employees can contribute up to 15% of their compensation, not to exceed the prescribed annual statutory limit ($9,500 for calendar 1997). The Company makes matching and discretionary contributions to the plan which approximate 5% of all eligible employees' salaries. The amounts contributed to the plan by the Company during the years ended September 30, 1995, 1996 and 1997 were $174, $254 and $317, respectively.

                    NUTRACEUTICAL INTERNATIONAL CORPORATION

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
  Self-Funded Health Insurance Plan--The Company has a self-insured health care program for its employees and their dependents. Under the program, the Company pays claims up to $30 per year for each individual, while claims exceeding $30 per individual, or $498 in the aggregate as of September 30, 1997, are covered by a third party stop-loss insurance policy. Total health insurance expense incurred by the Company, which includes claims, third party insurance premiums and other related costs, for the years ended September 30, 1995, 1996 and 1997 was $240, $526 and $770, respectively. At September 30, 1997, the Company had accrued $105 for claims incurred but not reported and claims reported but not paid.

14. RELATED PARTY TRANSACTIONS

  On January 31, 1995, the Company entered into a five year management agreement (the Agreement) with certain stockholders of the Company. The Agreement is automatically extended on a year-to-year basis unless written notice is provided by one of the parties. The Agreement requires the Company to pay a monthly management fee of $25 plus out-of-pocket expenses payable on a quarterly basis in arrears commencing March 31, 1995. For the years ended September 30, 1995, 1996, and 1997, the Company incurred $341, $339 and $360, respectively, in fees and out-of-pocket expenses for these stockholders. The balances due at September 30, 1996 and 1997 under the Agreement were $86 and $89, respectively.

  In addition to the management fees described above, certain stockholders also received payouts of $300, $100 and $1,200 for services rendered related to the Solaray, Premier and Kal Acquisitions, respectively.

  During fiscal 1994, the Company loaned a total of $157 to certain stockholders for the purchase of the Company's Common Stock. Loans in the aggregate amount of $45 were non-interest bearing and were repaid in full during fiscal 1995. The remaining loans in the aggregate of $112 bear interest at 6% per annum and are payable in four annual installments commencing October 28, 1994 and ending October 28, 1997. The amounts outstanding under these loans at September 30, 1996 and 1997 were $70 and $55, respectively.

  The Company, certain stockholders, the Company's lender under the Senior Credit Agreement and the Company's lender in connection with the Solaray and Premier acquisitions are parties to a stockholders agreement, dated as of January 31, 1995 (the Stockholders Agreement). The Stockholders Agreement amends, restates and supersedes a prior stockholders agreement, dated as of October 28, 1993. The Stockholders Agreement contains provisions relating to the composition of the Board of directors, restricting the transferability of the shares subject to such agreement and granting preemptive rights in certain circumstances to the parties thereto. The Stockholders Agreement, apart from certain provisions thereof, will be automatically terminated upon consummation of the anticipated initial public offering.

  The Company and certain of its stockholders are parties to a Registration Agreement providing for the registration of certain shares of Common Stock in future periods.

15. SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES

  During the year ended September 30, 1995, the Company issued 108,000 shares of Common Stock at $37.00 per share and a $2,265 note payable for the purchases of Kal and Monarch (Note 3), respectively. Additionally, warrants were issued pursuant to certain broker agreements entered into in connection with the Kal and Premier Acquisitions (Note 12).

  As part of entering into the Senior Credit Agreement pursuant to the Kal Acquisition (Note 9), the Company issued 84,309 shares of Non-Voting Common Stock at $37.00 per share. These shares were recorded as a discount of $3,119 on the Term B Loan.

                    NUTRACEUTICAL INTERNATIONAL CORPORATION

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

16. COMMITMENTS AND CONTINGENCIES

  The formulation, manufacturing, processing, packaging, labeling, advertising, distribution and sale of dietary supplements (consisting of vitamins, amino acids, minerals, herbs, other botanicals and other dietary ingredients) such as those sold by the Company are subject to regulation by one or more federal agencies, principally the Food and Drug Administration and the Federal Trade Commission and, to a lesser extent, the Consumer Product Safety Commission and United States Department of Agriculture. These activities are also regulated by various governmental agencies for the states and localities in which the Company's products are sold, as well as by governmental agencies in certain foreign countries in which the Company's products are sold.

  Although management believes that the Company is in compliance, in all material respects, with the statutes, laws, rules and regulations of every jurisdiction in which it operates, no assurance can be given that the Company's compliance with applicable statutes, laws, rules and regulations will not be challenged by governing authorities or that such challenges will not have a material adverse effect on the Company's financial position or results of operations or cash flows.

  The Company, like any other retailer, distributor and manufacturer of products that are designed to be ingested, also faces an inherent risk of exposure to product liability claims in the event that the use of its products results in injury. With respect to product liability claims, the Company has liability insurance; however, there can be no assurance that such insurance will be adequate to cover potential liabilities. In the event that the Company does not have adequate insurance or contractual indemnification from parties supplying raw materials or marketing its products, product liabilities relating to defective products could have a material adverse effect on the Company.

  The Company is not currently a named defendant in any product liability lawsuit. However, the Company is involved in various legal matters arising in the normal course of business. In the opinion of management, the Company's liability, if any, arising from legal proceedings related to these matters is not expected to have a material adverse impact on the Company's financial position.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPEC-TUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HERE-OF.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................  10
Reclassification.........................................................  15
Dilution.................................................................  16
Dividend Policy..........................................................  17
Use of Proceeds..........................................................  17
Capitalization...........................................................  18
Unaudited Pro Forma Financial Statements.................................  19
Selected Historical Consolidated Financial  Data.........................  24
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  26
Business.................................................................  30
Management...............................................................  41
Certain Relationships and Related Transactions...........................  47
Principal and Selling Stockholders.......................................  48
Description of Capital Stock.............................................  49
Shares Eligible for Future Sale..........................................  51
Underwriting.............................................................  53
Legal Matters............................................................  54
Experts..................................................................  54
Available Information....................................................  54
Index to Financial Statements............................................ F-1

                               ----------------

  UNTIL    , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-
FECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIRE-MENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                      SHARES

                                 NUTRACEUTICAL
                                 INTERNATIONAL
                                  CORPORATION

                                 COMMON STOCK

                               ----------------
                                  PROSPECTUS
                               ----------------

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                             SALOMON SMITH BARNEY

                                        , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                PART II--INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following is a statement of estimated expenses of the issuance and distribution of the securities being registered other than underwriting compensation:

   SEC registration fee............................................... $16,963
   NASD filing fee....................................................       *
   Nasdaq National Market fees........................................       *
   Blue sky fees and expenses (including attorneys' fees and ex-
    penses)...........................................................       *
   Printing and engraving expenses....................................       *
   Transfer agent's fees and expenses.................................       *
   Accounting fees and expenses.......................................       *
   Legal fees and expenses............................................       *
   Miscellaneous expenses.............................................       *
                                                                       -------
       Total.......................................................... $     *
                                                                       =======

---------------------
*  To be filed by amendment

  All amounts are estimated except for the SEC registration fee and the NASD filing fee.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware ("Section 145") provides that a Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

  The Company's Restated Certificate of Incorporation will provide for the indemnification of directors and officers of the Company to the fullest extent permitted by Section 145.

  In that regard, the Restated Certificate of Incorporation will provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of such corporation, or is or was serving at the request of such corporation as a director, officer or member of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification in connection with an action or suit by or in the right of such corporation to procure a judgment in its favor will be limited to payment of settlement of such an action or suit except that no such indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the indemnifying corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in consideration of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

  Prior to the consummation of the Offering, the Company expects to enter into agreements to provide indemnification for its directors and executive officers in addition to the indemnification provided for in the Company's Restated Certificate of Incorporation and By-laws.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The number of shares set forth below, and the exercise price of certain options and warrants per share set forth below, do not give effect to the proposed stock split and other transactions referred to in the Prospectus under "Reclassification."

  (1) On January 31, 1995, the Company issued to Jackson National 84,309 shares of the Non-Voting Common Stock of the Company, par value $.01 per share. These shares were issued to Jackson National as part of the consideration furnished to Jackson National in return for the credit facility and term loans provided by Jackson National to certain subsidiaries of the Company.

  (2) On January 31, 1995, the Company issued to Old Kal 108,000 shares of the Common Stock of the Company, par value $.01 per share. The Company issued these shares as part of the consideration furnished to Old Kal in return for assets sold by Old Kal to the Company.

  (3) On January 31, 1995, as partial consideration for certain advisory services, the Company sold the following warrants to purchase its Common Stock:
(a) (i) to William E. Myers, Jr., for an aggregate purchase price of $773.34, warrants to purchase 2,374.14 shares; (ii) to Brian E. Sanderson, for an aggregate purchase price of $193.33, warrants to purchase 593.53 shares; and
(iii) to David Harvey, for an aggregate purchase price of $33.33, warrants to purchase 102.33 shares and (b) (i) to William E. Myers, Jr., for an aggregate purchase price of $773.34, warrants to purchase 14,468.30 shares; (ii) to Brian
E. Sanderson, for an aggregate purchase price of $193.33, warrants to purchase 3,617.07 shares; and (iii) to David Harvey, for an aggregate purchase price of $33.33, warrants to purchase 623.63 shares. The warrants listed under (a) above had an exercise price of $36.58 per share, and the warrants listed under (b) above had an exercise price of $37.00 per share (in each case before giving effect to the stock split described under "Reclassification" in the Prospectus).

  (4) The Company has issued options to purchase an aggregate of (before adjusting for the stock split accomplished in connection with the Offering)
shares of Common Stock pursuant to its 1995 Stock Option Plan,   of which have
been exercised as of December 1, 1997.

  The Company has not sold any unregistered securities, other than those described above, in the last three years. The sales and issuances described in paragraphs (1)-(3) above were deemed to be exempted from registration under the Securities Act by virtue of Section 4(2) as transactions not involving a public offering. The sales and issuances described above in paragraph (4) were deemed to be exempted from registration under the Securities Act by virtue of Section 3(b) thereof and Rule 701 promulgated thereunder.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits:

   NUMBER                              DESCRIPTION
    *1.1  Form of Underwriting Agreement
    *3.1  Form of Amended and Restated Certificate of Incorporation of the
          Registrant
    *3.2  Form of By-laws of the Registrant
    *4.1  Form of certificate representing Common Stock
    *5.1  Opinion of Kirkland & Ellis
   *10.1  Revolving Credit and Term Loan Agreement dated as of January 31, 1995 among Nutraceutical Corporation, Solaray, Kal, Natural Max, Premier,
          the Company and Jackson National
   *10.2  Waiver and Amendment to Revolving Credit and Term Loan Agreement
          dated as of September 29, 1995 among Nutraceutical Corporation,
          Solaray, Kal, Natural Max, Premier, Monarch, Au Naturel, Inc., the
          Company and Jackson National
   *10.3  Amended and Restated Stockholders Agreement dated as of January 31,
          1995 among the Company and certain of its stockholders
   *10.4  Amended and Restated Registration Agreement dated as of January 31,
          1995 among the Company and certain of its stockholders
   *10.5  Investor Agreement dated as of January 31, 1995 among the Company,
          Old Kal and the Bain Capital Funds
   *10.6  Consultant Stock Agreement dated as of October 28, 1993 between the
          Company and Bruce R. Hough
   *10.7  Executive Stock Agreement dated as of October 28, 1993 between the
          Company and Jeffrey H. Hinrichs
   *10.8  Warrants dated October 28, 1993 issued by the Company to Heller
          Financial, Inc. for the right to purchase 12,994.35 shares of Class A
          Non-Voting Common Stock and 116,949.15 shares of Non-Voting Common
          Stock
   *10.9  First Amendment to Warrants dated as of October 31, 1994 between the
          Company and Heller
   *10.10 Second Amendment to Warrants dated as of January 31, 1995 between the
          Company and Heller
   *10.11 Stock Option Agreement dated as of November 15, 1994 between the
          Company and Jeffrey A. Hinrichs
   *10.12 Stock Option Agreement dated as of November 15, 1994 between the
          Company and Bruce R. Hough
   *10.13 Stock Option Agreement dated as of November 15, 1994 between the
          Company and Frank W. Gay, II
   *10.14 Form of Area Sales Consultant Agreement
   *21.1  Subsidiaries of the Company
    23.1  Consent of Price Waterhouse, LLP
   *23.2  Consent of Kirkland & Ellis (included in opinion to be filed as
          Exhibit 5.1)
    24.1  Powers of attorney (included in signature page included in this part
          II)
    27    Financial Data Schedule

---------------------
   *To be filed by amendment.

  (b) Financial Statement Schedules:

  Schedule II -- Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS.


  The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BOSTON, STATE OF MASSACHUSETTS ON DECEMBER 10, 1997.

                                          Nutraceutical International
                                           Corporation

                                                /s/ Frank W. Gay II
                                          By: _________________________________
                                            NAME:FRANK W. GAY II
                                            TITLE: CHAIRMAN OF THE BOARD AND
                                                   CHIEF EXECUTIVE OFFICER


                                    * * * *

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Frank W. Gay II, Leslie M. Brown, Jr. and Stanley E. Soper and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (including his capacity as a director and/or officer of Nutraceutical International Corporation), to sign any or all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                                    * * * *

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT AND POWER OF ATTORNEY HAVE BEEN SIGNED ON DECEMBER 10, 1997, BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED WITH RESPECT TO NUTRACEUTICAL INTERNATIONAL CORPORATION:

              SIGNATURE                      CAPACITY

         /s/ Frank W. Gay II           Director, Chairman
-------------------------------------   of the Board and
           FRANK W. GAY II              Chief Executive
                                        Officer

         /s/ Bruce R. Hough            Director and
-------------------------------------   President
           BRUCE R. HOUGH

              SIGNATURE                       CAPACITY

       /s/ Jeffrey A. Hinrichs          Director, Chief
-------------------------------------    Operating Officer
         JEFFREY A. HINRICHS             and Executive Vice
                                         President

      /s/ Leslie M. Brown, Jr.          Senior Vice
-------------------------------------    President, Finance
        LESLIE M. BROWN, JR.             and Chief Financial
                                         Officer

          /s/ Robert C. Gay             Director
-------------------------------------
            ROBERT C. GAY

       /s/ Geoffrey S. Rehnert          Director
-------------------------------------
         GEOFFREY S. REHNERT

        /s/ Matthew S. Levin            Director
-------------------------------------
          MATTHEW S. LEVIN

                    NUTRACEUTICAL INTERNATIONAL CORPORATION
                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                         BALANCE AT   CHARGED    CHARGED             BALANCE AT
                         BEGINNING  TO COSTS AND TO OTHER              END OF
     DESCRIPTION         OF PERIOD    EXPENSES   ACCOUNTS DEDUCTIONS   PERIOD
     -----------         ---------- ------------ -------- ---------- ----------
SEPTEMBER 30, 1997
Deducted from related
 asset account:
  Allowance for sales
   returns..............    $456        $207       $ --      $243      $  420
  Allowance for doubtful
   accounts.............    $355        $ 35       $ --      $ --      $  390
  Provision for
   inventory............    $675        $492       $ --      $ --      $1,167
SEPTEMBER 30, 1996
Deducted from related
 asset account:
  Allowance for sales
   returns..............    $412        $601       $ --      $557      $  456
  Allowance for doubtful
   accounts.............    $420        $ --       $ --      $ 65      $  355
  Provision for
   inventory............    $625        $ 50       $ --      $ --      $  675
SEPTEMBER 30, 1995
Deducted from related
 asset account:
  Allowance for sales
   returns..............    $ 20        $ --       $394      $  2      $  412
  Allowance for doubtful
   accounts.............    $ 21        $100       $303      $  4      $  420
  Provision for
   inventory............    $ --        $400       $225      $ --      $  625

                                 EXHIBIT INDEX

   NUMBER                           DESCRIPTION                            PAGE
    *1.1  Form of Underwriting Agreement
    *3.1  Form of Amended and Restated Certificate of Incorporation of
          the Registrant
    *3.2  Form of By-laws of the Registrant
    *4.1  Form of certificate representing Common Stock
    *5.1  Opinion of Kirkland & Ellis
   *10.1  Revolving Credit and Term Loan Agreement dated as of January
          31, 1995 among Nutraceutical Corporation, Solaray, Kal,
          Natural Max, Premier, the Company and Jackson National
   *10.2  Waiver and Amendment to Revolving Credit and Term Loan
          Agreement dated as of September 29, 1995 among Nutraceutical
          Corporation, Solaray, Kal, Natural Max, Premier, Monarch, Au
          Naturel, Inc., the Company and Jackson National
   *10.3  Amended and Restated Stockholders Agreement dated as of
          January 31, 1995 among the Company and certain of its
          stockholders
   *10.4  Amended and Restated Registration Agreement dated as of
          January 31, 1995 among the Company and certain of its
          stockholders
   *10.5  Investor Agreement dated as of January 31, 1995 among the
          Company, Old Kal and the Bain Capital Funds
   *10.6  Consultant Stock Agreement dated as of October 28, 1993 between the Company and Bruce R. Hough
   *10.7  Executive Stock Agreement dated as of October 28, 1993 between the Company and Jeffrey H. Hinrichs
   *10.8  Warrants dated October 28, 1993 issued by the Company to
          Heller Financial, Inc. for the right to purchase 12,994.35 shares of Class A Non-Voting Common Stock and 116,949.15
          shares of Non-Voting Common Stock
   *10.9  First Amendment to Warrants dated as of October 31, 1994 between the Company and Heller
   *10.10 Second Amendment to Warrants dated as of January 31, 1995 between the Company and Heller
   *10.11 Stock Option Agreement dated as of November 15, 1994 between the Company and Jeffrey A. Hinrichs
   *10.12 Stock Option Agreement dated as of November 15, 1994 between the Company and Bruce R. Hough
   *10.13 Stock Option Agreement dated as of November 15, 1994 between the Company and Frank W. Gay, II
   *10.14 Form of Area Sales Consultant Agreement
   *21.1  Subsidiaries of the Company
    23.1  Consent of Price Waterhouse, LLP
   *23.2  Consent of Kirkland & Ellis (included in opinion to be filed as Exhibit 5.1)
    24.1  Powers of attorney (included in signature page included in this part II)
    27    Financial Data Schedule

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   *To be filed by amendment.